                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

            Financial Statements for the year ended August 31, 2002,
                    the three months ended November 30, 2002
              and the three and six months ended February 28, 2003
             together with Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

                                  LAIDLAW INC.
                (Translation of registrant's name into English)

          3221 North Service Road, Burlington, Ontario Canada L7R 3Y8
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F         Form 40-F    X
                   ------            --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes    X          No
             -------          ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                     INDEX

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED
  AUGUST 31, 2002, 2001 AND 2000
  Report of Independent Accountants.........................     2
  Consolidated Balance Sheets as of August 31, 2002 and
     2001...................................................     3
  Consolidated Statements of Operations for the years ended
     August 31, 2002, 2001 and 2000.........................     5
  Consolidated Statements of Shareholders' Equity for the
     years ended August 31, 2002, 2001 and 2000.............     6
  Consolidated Statements of Cash Flows for the years ended
     August 31, 2002, 2001 and 2000.........................     7
  Notes to Consolidated Financial Statements................     9
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................    58
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE
  MONTHS ENDED NOVEMBER 30, 2002 AND 2001
  Consolidated Balance Sheets as of November 30, 2002 and
     August 31, 2002........................................    81
  Consolidated Statements of Operations for the three
     months ended November 30, 2002 and 2001................    83
  Consolidated Statements of Comprehensive Loss for the
     three months ended November 30, 2002 and 2001..........    84
  Consolidated Statements of Cash Flows for the three
     months ended November 30, 2002 and 2001................    85
  Notes to Unaudited Consolidated Financial Statements......    86
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   111
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE
  AND SIX MONTHS ENDED FEBRUARY 28, 2003 AND 2002
  Consolidated Balance Sheets as of February 28, 2003 and
     August 31, 2002........................................   129
  Consolidated Statements of Operations for the three and
     six months ended February 28, 2003 and 2002............   131
  Consolidated Statements of Comprehensive Loss for the
     three and six months ended February 28, 2003 and
     2002...................................................   132
  Consolidated Statements of Cash Flows for the three and
     six months ended February 28, 2003 and 2002............   133
  Notes to Unaudited Consolidated Financial Statements......   134
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   162

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS OF LAIDLAW INC.

We have audited the consolidated balance sheets of Laidlaw Inc. as at August 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

The loss from discontinued operations in the consolidated statement of operations for the year ended August 31, 2000 includes the Company's share of net earnings of Safety-Kleen Corp. (Safety-Kleen) for the three months ended November 30, 1999 and a write-off of the Company's investment in Safety-Kleen, as described in Note 13. On July 9, 2001, Safety-Kleen issued consolidated financial statements for the year ended August 31, 2000 and restated financial statements for prior years. As discussed in Note 13, the Company has not been able to accurately determine the impact, if any, that these restated Safety-Kleen financial statements would have on the Company's previously reported results for the year ended August 31, 2000. Accordingly, we were not able to determine the reduction, if any, which might be necessary in the loss from discontinued operations in 2000 and the corresponding increase in the deficit as at August 31, 1999. Any such adjustment would have no impact on the deficit as at August 31, 2000.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Also in our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary, had we been able to satisfy ourselves concerning the amount of the increase in the deficit at the beginning of the year and the corresponding reduction in the loss from discontinued operations for the year, the consolidated statements of operations, shareholders' equity and cash flows for the year ended August 31, 2000 present fairly, in all material respects, the results of the Company's operations and cash flows for the year ended August 31, 2000 in accordance with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that Laidlaw Inc. and its subsidiaries will continue as a going concern. As more fully described in Note 1 of the consolidated financial statements, on June 28, 2001, Laidlaw Inc. and five of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Uncertainties related to the bankruptcy process raise substantial doubt about Laidlaw Inc.'s ability to continue as a going concern. Management's intentions with respect to these matters are also described in the note. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 2 to the consolidated financial statements, in fiscal 2000, Laidlaw Inc. changed its method of accounting for start-up costs.

                                               /s/  PRICEWATERHOUSECOOPERS LLP
Mississauga, Canada                            PricewaterhouseCoopers LLP
December 17, 2002                              Chartered Accountants

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)
                          CONSOLIDATED BALANCE SHEETS

                                                                  AUGUST 31,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                               (U.S. DOLLARS IN
                                                                   MILLIONS)
                                     ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $  343.5   $  281.2
Restricted cash and cash equivalents (Note 3)...............      75.8       37.2
Short-term deposits and marketable securities (Note 3)......      16.1       42.4
Trade accounts receivable (Note 27).........................     490.4      509.7
Other receivables...........................................      54.9       62.6
Income taxes recoverable....................................      29.2       20.1
Parts and supplies..........................................      50.4       54.4
Other current assets........................................      56.3       62.6
                                                              --------   --------
TOTAL CURRENT ASSETS........................................   1,116.6    1,070.2
                                                              --------   --------
LONG-TERM INVESTMENTS (Note 4)..............................     417.9      340.5
                                                              --------   --------
PROPERTY AND EQUIPMENT (Note 5).............................   1,677.7    1,680.7
                                                              --------   --------
OTHER ASSETS
Goodwill (net of accumulated amortization and impairments of
  $776.0; August 31, 2001 -- $689.7) (Note 1)...............   2,976.8    3,063.3
Pension asset (Note 6)......................................      10.8       45.2
Deferred charges............................................      12.0       19.9
                                                              --------   --------
                                                               2,999.6    3,128.4
                                                              --------   --------
TOTAL ASSETS................................................  $6,211.8   $6,219.8
                                                              ========   ========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)

                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)

                                                                      AUGUST 31,
                                                              ---------------------------
                                                                  2002           2001
                                                              ------------   ------------
                                                              (U.S. DOLLARS IN MILLIONS)
                                       LIABILITIES
LIABILITIES NOT SUBJECT TO COMPROMISE
  CURRENT LIABILITIES
  Accounts payable..........................................   $   109.7      $   127.1
  Accrued liabilities (Note 7)..............................       504.1          430.9
  Current portion of long-term debt (Note 8)................        20.3           31.6
                                                               ---------      ---------
  TOTAL CURRENT LIABILITIES.................................       634.1          589.6
  LONG-TERM DEBT (Note 8)...................................       204.4          248.6
  OTHER LONG-TERM LIABILITIES (Note 9)......................       442.1          373.6
LIABILITIES SUBJECT TO COMPROMISE (Note 10).................     3,977.1        3,978.5
COMMITMENTS AND CONTINGENCIES (Notes 1, 13 and 20)..........
                                                               ---------      ---------
TOTAL LIABILITIES...........................................     5,257.7        5,190.3
                                                               ---------      ---------

                                  SHAREHOLDERS' EQUITY
Preference Shares (Note 11).................................         7.9            7.9
Common Shares; issued and outstanding 325,927,870 (August
  31, 2001 -- 325,927,870) (Note 11)........................     2,222.6        2,222.6
Accumulated other comprehensive loss........................      (258.7)        (168.4)
Deficit.....................................................    (1,017.7)      (1,032.6)
                                                               ---------      ---------
TOTAL SHAREHOLDERS' EQUITY (Note 1).........................       954.1        1,029.5
                                                               ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $ 6,211.8      $ 6,219.8
                                                               =========      =========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED AUGUST 31,
                                                              -------------------------------
                                                                2002       2001       2000
                                                              --------   --------   ---------
                                                                 (U.S. DOLLARS IN MILLIONS
                                                                 EXCEPT PER SHARE AMOUNTS)
REVENUE.....................................................  $4,432.1   $4,418.3   $ 4,273.1
                                                              --------   --------   ---------
Operating expenses..........................................   3,551.8    3,574.2     3,424.8
Selling, general and administrative expenses................     459.3      460.7       462.4
Depreciation expense........................................     270.6      261.1       255.8
Amortization expense........................................      88.2       89.2        91.3
                                                              --------   --------   ---------
INCOME FROM OPERATING SEGMENTS..............................      62.2       33.1        38.8
Interest expense (Note 10)..................................     (27.7)    (270.9)     (275.1)
Other financing related expenses (Note 14)..................     (44.7)     (63.8)     (101.5)
Other income (loss).........................................      15.3        9.3       (10.7)
                                                              --------   --------   ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE...       5.1     (292.3)     (348.5)
Income tax recovery (expense) (Note 15).....................       9.8       45.8      (261.8)
                                                              --------   --------   ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..................      14.9     (246.5)     (610.3)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 13)........        --    1,672.4    (1,615.5)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note
  2)........................................................        --         --       (27.3)
                                                              --------   --------   ---------
NET INCOME (LOSS)...........................................  $   14.9   $1,425.9   $(2,253.1)
                                                              ========   ========   =========
BASIC EARNINGS (LOSS) PER SHARE (Note 16)
  Continuing operations.....................................  $   0.05   $  (0.76)  $   (1.87)
  Discontinued operations...................................        --       5.13       (4.94)
  Cumulative effect of change in accounting principle.......        --         --       (0.08)
                                                              --------   --------   ---------
  Net income (loss).........................................  $   0.05   $   4.37   $   (6.89)
                                                              ========   ========   =========
DILUTED EARNINGS (LOSS) PER SHARE (Note 16)
  Continuing operations.....................................  $   0.05   $  (0.76)  $   (1.87)
  Discontinued operations...................................        --       5.13       (4.94)
  Cumulative effect of change in accounting principle.......        --         --       (0.08)
                                                              --------   --------   ---------
  Net income (loss).........................................  $   0.05   $   4.37   $   (6.89)
                                                              ========   ========   =========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     COMMON SHARES        PREFERENCE SHARES                 ACCUMULATED
                                 ----------------------   ------------------                   OTHER           TOTAL
                                    # OF                    # OF                           COMPREHENSIVE   COMPREHENSIVE
                                   SHARES       AMOUNT     SHARES    AMOUNT     DEFICIT        LOSS        INCOME (LOSS)
                                 -----------   --------   --------   -------   ---------   -------------   -------------
                                                  (U.S. DOLLARS IN MILLIONS, EXCEPT SHARE INFORMATION)
BALANCE AT AUGUST 31, 1999.....  330,209,655   $2,246.8   547,070     $ 8.0    $  (173.3)     $(170.1)
Exercise of stock options......        8,250         --        --        --           --           --
Issuance of shares for the
  employee stock purchase
  plan.........................      420,865        1.9        --        --           --           --
Repurchase of common shares for
  cancellation.................   (4,710,900)     (26.1)       --        --           --           --
Repurchase of preference shares
  for redemption...............           --         --   (18,300)     (0.1)          --           --
Dividends on common shares.....           --         --        --        --        (31.4)          --
Dividends on preference
  shares.......................           --         --        --        --         (0.4)          --
Net loss.......................           --         --        --        --     (2,253.1)          --        $(2,253.1)
Other comprehensive income
  (loss):
  Unrealized holding losses net
    of reclassification
    adjustments for losses
    included in net loss (net
    of NIL taxes)..............           --         --        --        --           --         (3.6)            (3.6)
  Foreign currency translation
    adjustments (net of NIL
    taxes).....................           --         --        --        --           --          3.4              3.4
                                                                                                             ---------
Total comprehensive loss.......                                                                              $(2,253.3)
                                 -----------   --------   -------     -----    ---------      -------        =========
BALANCE AT AUGUST 31, 2000.....  325,927,870   $2,222.6   528,770     $ 7.9    $(2,458.2)     $(170.3)
Dividends on preference
  shares.......................           --         --        --        --         (0.3)          --
Net income.....................           --         --        --        --      1,425.9           --        $ 1,425.9
Other comprehensive income
  (loss):
  Unrealized holding gains net
    of reclassification
    adjustments for losses
    included in net income (net
    of NIL taxes)..............           --         --        --        --           --          6.2              6.2
  Foreign currency translation
    adjustments (net of NIL
    taxes).....................           --         --        --        --           --         (4.3)            (4.3)
                                                                                                             ---------
Total comprehensive income.....                                                                              $ 1,427.8
                                 -----------   --------   -------     -----    ---------      -------        =========
BALANCE AT AUGUST 31, 2001.....  325,927,870   $2,222.6   528,770     $ 7.9    $(1,032.6)      (168.4)
Net income.....................           --         --        --        --         14.9           --        $    14.9
Other comprehensive income
  (loss):
  Unrealized holding gains net
    of reclassification
    adjustments for losses
    included in net income (net
    of $1.0 in taxes)..........           --         --        --        --           --          3.7              3.7
  Foreign currency translation
    adjustments (net of NIL
    taxes).....................           --         --        --        --           --         (2.1)            (2.1)
  Adjustment for minimum
    pension obligation (net of
    NIL taxes).................           --         --        --        --           --        (91.9)           (91.9)
                                                                                                             ---------
Total comprehensive loss.......                                                                              $   (75.4)
                                 -----------   --------   -------     -----    ---------      -------        =========
BALANCE AT AUGUST 31, 2002.....  325,927,870   $2,222.6   528,770     $ 7.9    $(1,017.7)     $(258.7)
                                 ===========   ========   =======     =====    =========      =======

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED AUGUST 31,
                                                              -------------------------------
                                                               2002       2001        2000
                                                              -------   ---------   ---------
                                                                (U.S. DOLLARS IN MILLIONS)
NET CASH PROVIDED BY (USED IN):
Operating activities........................................  $ 433.8   $   447.7   $   208.4
Investing activities........................................   (275.7)     (281.5)     (336.3)
Financing activities........................................    (95.8)        7.0       177.7
                                                              -------   ---------   ---------
                                                                 62.3       173.2        49.8
CASH AND CASH EQUIVALENTS* -- BEGINNING OF YEAR.............    281.2       108.0        58.2
                                                              -------   ---------   ---------
CASH AND CASH EQUIVALENTS* -- END OF YEAR...................  $ 343.5   $   281.2   $   108.0
                                                              =======   =========   =========
OPERATING ACTIVITIES
Net income (loss)...........................................  $  14.9   $ 1,425.9   $(2,253.1)
Add (deduct) items not affecting cash:
  Depreciation and amortization.............................    358.8       350.3       347.1
  Other financing related expenses (Note 14)................     44.7        63.8       101.5
  Future income taxes.......................................       --          --       255.2
  Loss (income) from discontinued operations................       --    (1,672.4)    1,615.5
  Cumulative effect of change in accounting policy (Note
     2).....................................................       --          --        27.3
  Loss (gain) on sale of assets (Note 18)...................     (4.2)        6.6          --
  Increase (decrease) in accrued interest...................     (0.5)      246.2        76.5
  Increase in claims liability and professional liability
     insurance accruals.....................................     61.6       126.9        51.7
  Other.....................................................    (10.4)       (6.2)       12.9
Cash provided by (used in financing) other working capital
  items (Note 17)...........................................     46.2       (43.2)       35.0
Decrease (increase) in restricted cash and cash equivalents
  (Note 3)..................................................    (38.6)        8.2       (45.4)
Cash used for acquisition accruals..........................       --          --        (5.6)
Cash used in discontinued operations (Note 13)..............       --          --        (2.9)
Cash portion of other financing related expenses (Note
  14).......................................................    (38.7)      (58.4)       (7.3)
                                                              -------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................  $ 433.8   $   447.7   $   208.4
                                                              =======   =========   =========

----------------

* Represents the unrestricted cash and cash equivalents of the Company -- Refer to Note 3.

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                 YEAR ENDED AUGUST 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                              (U.S. DOLLARS IN MILLIONS)
INVESTING ACTIVITIES
Purchase of property and equipment..........................  $(283.3)  $(267.3)  $(369.0)
Proceeds from sale of property and equipment................     45.5      21.8     136.6
Purchases of other assets...................................     (1.4)     (8.8)     (5.9)
Expended on acquisitions (Note 19)..........................     (3.6)     (2.0)    (67.5)
Net increase in investments.................................    (37.1)    (45.5)    (32.9)
Proceeds from sale of assets (Note 18)......................      4.2      20.3       2.4
                                                              -------   -------   -------
NET CASH USED IN INVESTING ACTIVITIES.......................  $(275.7)  $(281.5)  $(336.3)
                                                              =======   =======   =======
FINANCING ACTIVITIES
Proceeds from issue of long-term debt.......................  $ 172.2   $ 342.2   $ 932.6
Repayments of long-term and other non-current liabilities...   (268.0)   (335.2)   (699.0)
Repurchase of shares for cancellation.......................       --        --     (26.1)
Proceeds from share issues..................................       --        --       1.9
Dividends...................................................       --        --     (31.6)
Repurchase of preference shares for redemption..............       --        --      (0.1)
                                                              -------   -------   -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........  $ (95.8)  $   7.0   $ 177.7
                                                              =======   =======   =======
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid (received) during the year for:
  Interest..................................................  $  31.9   $  30.4   $ 217.1
  Income taxes..............................................  $ (10.4)  $ (51.0)  $ (21.2)

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2002

NOTE 1 -- VOLUNTARY PETITION FOR REORGANIZATION, BASIS OF PRESENTATION AND ABILITY TO CONTINUE OPERATIONS AND GOODWILL IMPAIRMENT

GENERAL

  VOLUNTARY PETITION FOR REORGANIZATION

     On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL"), Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One"), and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

     The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

     The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise (See Note 10). Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

  BASIS OF PRESENTATION AND ABILITY TO CONTINUE OPERATIONS

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in U.S. dollars, as the majority of the Company's operating assets are located in the United States. Except as indicated in Note 28, the consolidated financial statements conform, in all material respects, with accounting principles generally accepted in Canada ("Canadian GAAP").

     These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

     If the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. Certain reported asset and liability

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

balances do not yet give effect to the adjustments that may result from the adoption of "fresh start" accounting and as a result, would change materially.

  GOODWILL IMPAIRMENT

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company is required to adopt the provisions of SFAS No. 142 effective September 1, 2002. The Company believes that substantially all of the goodwill in its Greyhound and healthcare services businesses and a portion of the goodwill in its contract bus services business will be written-off upon the adoption of SFAS No. 142 (see Note 2).

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its subsidiary companies. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

  CONTRACT BUS SERVICES AND GREYHOUND

     Revenue is recognized at the time services are provided. Revenue collected on contracts and tickets in advance is deferred and taken into income as the services are provided.

  HEALTHCARE SERVICES

     Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable based upon recent experience under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals, or directly from patients. The Company derives approximately 39% of its collections in the healthcare services segment from Medicare and Medicaid, 7% from contracted hospitals, 44% from private insurers, including prepaid health plans and other sources, and 10% directly from patients.

     Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not determined medically necessary, or insufficient supporting information was provided.

     As a result, there is a reasonable possibility that recorded estimates could change materially and that retroactive adjustments may change the amounts realized from third-party payors. Such adjustments are recorded in future periods as adjustments become known.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include short-term investments that are part of the Company's cash management portfolio. These investments are highly liquid and have original maturities of three months or less.

PARTS AND SUPPLIES

     Parts and supplies are valued at the lower of cost, determined on a first-in, first-out basis and replacement cost.

LONG-TERM INVESTMENTS

     In accordance with Financial Accounting Standards Board Statement No. 115, the Company determines the classification of securities as held-to-maturity or available-for-sale at the time of purchase and reevaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Investments not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as a separate component of shareholders' equity. The cost of securities sold is based on the specific identification method.

     Investments in shares of companies over which the Company has significant influence are accounted for by the equity method. Equity earnings are recorded to the extent that any increase in the carrying value is determined to be realizable. The Company's investment in Safety-Kleen Corp. ("Safety-Kleen") was written off during fiscal 2000 and no equity earnings were recorded after November 30, 1999 (See Note 13). Other long-term investments are carried at cost.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost, including interest during construction, if any. Depreciation of property and equipment is recorded on a straight-line basis over their estimated useful lives, which range from twenty to forty years for buildings, five to eighteen years for vehicles, and three to ten years for all other items. Maintenance costs are expensed as incurred and renewals and improvements are capitalized.

GOODWILL AND DEFERRED CHARGES

     Goodwill represents the excess of cost over fair value of assets as prescribed by the purchase method of accounting and is amortized on a straight-line basis over 40 years.

     Deferred charges are amortized on a straight-line basis over a two to five-year period depending on the nature of the deferred costs.

IMPAIRMENT OF LONG-LIVED ASSETS

     Identifiable intangibles, long-lived assets and goodwill are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could trigger impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. If indicators of impairment are present,

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

management evaluates the carrying value of property and equipment and intangibles, including goodwill, in relation to the projection of future undiscounted cash flows of the underlying business. Projected cash flows are based on historical results adjusted to reflect management's best estimate of future market and operating conditions, which may differ from actual cash flow.

DEFINED BENEFIT PENSION PLANS

     The costs of pension benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and mortality tables. For the purpose of calculating the expected return on plan assets, those assets are valued at a market-related value. The net actuarial gain or loss in excess of 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

CLAIMS LIABILITIES AND PROFESSIONAL LIABILITY RESERVES

     The Company discounts the claims liabilities and professional liability reserves of the Company's insurance programs.

     Investment income earned on the investments of the wholly owned insurance subsidiaries has been offset against the costs related to the Company's self-insurance program and are included as part of "operating expenses" in the Consolidated Statements of Operations. The accretion of imputed interest from the discounting of the reserves is also included as part of the costs related to the Company's self-insurance program.

FOREIGN CURRENCY TRANSLATION

     The financial statements of the Company and its non United States dollar denominated subsidiaries have been translated into U.S. dollars in accordance with the FASB Statement No. 52, Foreign Currency Translation. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year end. Income statement amounts have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of Shareholders' Equity. Currency transaction gains and losses are immaterial for all periods presented.

FINANCIAL INSTRUMENTS

     The Company's accounts receivable, other receivables, accounts payable, accrued liabilities, liabilities subject to compromise, other long-term liabilities and long-term debt constitute financial instruments. The carrying value of these financial instruments, other than long-term debt (See Note 8) and liabilities subject to compromise (See Note 10), approximates their fair value. Concentration of credit risks in accounts receivable is limited, due to the large number of customers comprising the Company's customer base throughout North America. A significant component of the Company's revenue is derived from Medicare and Medicaid. Given that these are government programs, the credit risk for these customers is considered low. The Company performs ongoing credit evaluations of its other customers but does not require collateral to support customer accounts receivable. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers, historical trends and other relevant information.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     The Company may use derivative financial instruments for purposes other than trading to minimize the risk and costs associated with financing and operating activities. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. There are no derivative financial instruments used in fiscal 2002 or fiscal 2001 (see Note
14).

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates (See also Note 9, 13 and 20).

     In addition to the use of estimates in the recording of healthcare services revenue as described above, the Company uses third-party actuaries and assumptions of future events, including future settlement costs, in estimating the claims liability reserves. As a result, there is a reasonable possibility that the recorded claims liabilities could change materially.

INCOME TAXES

     Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized.

STOCK-BASED COMPENSATION

     The Company applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. No compensation cost has been recognized for its stock option plans because the options were granted at the common stock's then current market value.

     See Note 26 for pro forma disclosure of the net income (loss) and earnings
(loss) per share in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation." The Company has decided not to adopt the fair value method because the approval of the plan of reorganization (see Note 1) will result in the cancellation of all outstanding options.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company is required to adopt the provisions of SFAS No. 142 effective September 1, 2002.

     The Company's existing goodwill and intangible assets will continue to be amortized prior to the adoption of SFAS No. 142. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all recorded intangible assets. Additionally, the Company will be required to test goodwill and the intangible assets with an indefinite life in accordance with the provisions

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

of SFAS No. 142. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle.

     As of September 1, 2002, the Company's unamortized goodwill will be subject to the transition provisions of SFAS No. 142. The composition of this goodwill by business segment is as follows: contract bus services -- $656.7 million ($557.7 million in the school bus transportation unit and $99.0 million in the municipal transit and paratransit bus transportation unit), Greyhound -- $482.9 million and healthcare services -- $1,837.2 million ($1,328.7 million in the healthcare transportation services unit and $508.5 million in the emergency management services unit). Amortization expense related to goodwill was $87.1 million, $85.4 million and $86.8 million for the years ended August 31, 2002, 2001 and 2000, respectively. The Company believes it will incur a write-down of substantially all of the goodwill in its Greyhound and healthcare services segments and the municipal transit and paratransit bus transportation unit of its contract bus services segment and a portion of the goodwill in the school bus transportation unit of its contract bus services segment upon the adoption of SFAS No. 142.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on September 1, 2002. The Company does not anticipate any impact from the initial adoption of SFAS No. 143.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 on September 1, 2002. The new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognized losses on such operations. The Company does not anticipate any impact from the initial adoption of SFAS No. 144.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") issue No. 94-3 -- "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the entity's commitment to the exit plan. SFAS 146 is effective for exit plans initiated after December 31, 2002.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

     In April 1998, the AICPA issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities," ("SOP 98-5"), effective for periods beginning after December 15, 1998. SOP 98-5 requires

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

that costs of start-up activities be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing a new operation. Activities related to mergers or acquisitions are not considered start-up activities and, therefore, SOP 98-5 does not change the accounting for such items. During fiscal 2000, the Company expensed $27.3 million in unamortized costs of start-up activities as a change in accounting principle.

NOTE 3 -- RESTRICTED CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Restricted cash and cash equivalents of 75.8 million (August 31, 2001 -- $37.2 million) and short-term deposits and marketable securities of $16.1 million (August 31, 2001 -- $42.4 million) are assets of the Company's wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances. Given the recent financial position of the Company, management has concluded that such cash and cash equivalents and short-term deposits and marketable securities of the insurance subsidiaries are restricted.

NOTE 4 -- LONG-TERM INVESTMENTS

                                                                AUGUST 31,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
Investments of insurance subsidiaries.......................  $252.3   $213.6
Other restricted investments................................   142.7    104.5
Other.......................................................    22.9     22.4
                                                              ------   ------
                                                              $417.9   $340.5
                                                              ======   ======

     The investments of the insurance subsidiaries are used to support the Company's self insurance program. The investments are comprised principally of government securities and investment grade debt securities. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances and are, therefore, considered restricted. Prior to fiscal 2002, these investments were designated to be held to maturity. In fiscal 2002, these investments have been designated as available for sale, which has resulted in the recognition of a gain of $4.4 million in other comprehensive income.

     The majority of the other restricted investments relate to collateral required by the entities insuring the Company's bid and performance bonds. The collateral is required given the Company's financial position and status as a debtor-in-possession.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 5 -- PROPERTY AND EQUIPMENT

                                                     AUGUST 31,
                       -----------------------------------------------------------------------
                                      2002                                 2001
                       ----------------------------------   ----------------------------------
                                  ACCUMULATED                          ACCUMULATED
                         COST     DEPRECIATION     NET        COST     DEPRECIATION     NET
                       --------   ------------   --------   --------   ------------   --------
                                                (DOLLARS IN MILLIONS)
Land.................  $  162.2     $     --     $  162.2   $  159.3     $     --     $  159.3
Buildings............     284.3        109.5        174.8      268.8         89.1        179.7
Vehicles.............   2,128.3        953.0      1,175.3    2,054.0        876.7      1,177.3
Other................     417.2        251.8        165.4      389.6        225.2        164.4
                       --------     --------     --------   --------     --------     --------
                       $2,992.0     $1,314.3     $1,677.7   $2,871.7     $1,191.0     $1,680.7
                       ========     ========     ========   ========     ========     ========

NOTE 6 -- PENSION PLANS

     Subsidiaries of the Company sponsor 13 (August 31, 2001 -- 13) defined benefit pension plans. Four plans relate to Greyhound Canada Transportation Corp. and cover employees represented by The Canadian Auto Workers and the Amalgamated Transit Union ("ATU") and all non-unionized employees meeting certain eligibility requirements. A fifth plan is a multi-employer pension plan, instituted in 1992, to cover certain union mechanics of Greyhound Lines, Inc. ("Greyhound") represented by the International Association of Machinists and Aerospace Workers. The remaining eight plans are the following single employer pension plans maintained in the United States by Greyhound (the "Greyhound U.S. Plans"):

     - Greyhound Lines, Inc. Salaried Employees Defined Benefit Plan ("Greyhound Salaried Plan");

     - Greyhound Lines, Inc. Amalgamated Transit Union Local 1700 Council Retirement & Disability Plan ("ATU Plan");

     - Texas, New Mexico and Oklahoma Coaches, Inc. Employees Retirement Plan;

     - Vermont Transit Co. Inc. Employees Defined Benefit Pension Plan ("Vermont Transit Plan");

     - Carolina Coach Company Pension Plan;

     - Carolina Coach Company International Association of Machinist Pension
       Plan;

     - Carolina Coach Company Amalgamated Transit Union Pension Plan; and

     - Carolina Coach Company Supplemental Executive Retirement Plan.

     The ATU Plan covers approximately 14,000 current and former employees hired before November 1, 1983 by Greyhound, fewer than 1,000 of whom are active employees. The ATU Plan provides retirement benefits to the covered employees based upon a percentage of average final earnings, reduced pro rata for service of less than 15 years. Under the terms of the collective bargaining agreement, participants in this plan accrue benefits as long as no contributions are due from the Company. During fiscal 2002, the ATU Plan actuary advised the Company and the union that the decline in the financial markets had made it likely that contributions to the ATU Plan would be required for the plan in calendar 2003. The Company and union met and agreed to freeze service and wage accruals effective March 15, 2002. The ATU Plan actuary continues to advise that contributions will be required. The Company and the union will meet to discuss the continuation of the freeze. In the event the Company and the union are unable to negotiate a method for avoiding contributions in 2003, or for years after 2003, or the Company is otherwise required to make a contribution, any such contributions could have a material adverse effect on the financial condition

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

of Greyhound and, as a result, the Company. The Greyhound Salaried Plan covered salaried employees of Greyhound through May 7, 1990, when the plan was curtailed. The Vermont Transit Plan covered substantially all employees at Vermont Transit Company through June 30, 2000, when the plan was curtailed. The other five Greyhound U.S. Plans cover salaried and hourly personnel of other Greyhound subsidiaries. Except as described below, it is the Company's policy to fund the minimum required contribution under existing laws.

  POTENTIAL PENSION PLAN FUNDING REQUIREMENTS

     For financial reporting and investment planning purposes, the Company currently uses an actuarial mortality table that closely matches the actual experience related to the existing participant population. For funding purposes, United States pension law mandates the use of a prescribed actuarial mortality table and discount rates that differ from those used by the Company for financial reporting and investment planning purposes. The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2002. Based upon the application of the actuarial mortality table, discount rates and funding calculations prescribed by current regulations, and further assuming a continuation of the freeze of wage and service accruals and that the ATU Plan assets can obtain annual investment returns of 7.5%, estimated Company contributions to the ATU Plan, based on the Company's policy of funding the minimum contributions required by law, will total $187 million through 2007. Lowering the assumed investment return on ATU plan assets to 5% results in estimated contributions through 2007 of $205 million, while a 10% return results in estimated contributions through 2007 of $169 million. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, new regulations may result in changes in the prescribed actuarial mortality table or discount rates and there may be market driven changes in the discount rates, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

     Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed orally to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will transfer shares of its post-reorganization common stock equal in value to $50 million to a trust formed for the benefit of such plans (the "Pension Plan Trust"). The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. All proceeds of stock sales will be contributed directly to the Greyhound U.S. Plans. The PBGC will have non-voting participation in these sale decisions. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004. Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004. These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound).

                                                                AUGUST 31,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.....................  $828.6   $828.5
Service cost................................................     6.6      8.3
Interest cost...............................................    59.1     59.6
Plan participants' contributions............................     0.2      0.2
Plan amendments.............................................    (8.0)      --
Actuarial loss..............................................     3.4     18.2
Benefits paid...............................................   (83.6)   (83.5)
Foreign exchange............................................    (0.9)    (2.7)
                                                              ------   ------
Benefit obligation at end of year...........................  $805.4   $828.6
                                                              ======   ======
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............  $838.8   $893.7
Actual return on plan assets................................   (10.7)    22.8
Employer contributions......................................     4.3      6.9
Plan participants' contributions............................     1.7      1.7
Benefits paid...............................................   (83.6)   (83.5)
Foreign exchange............................................    (1.1)    (2.8)
                                                              ------   ------
Fair value of plan assets at end of year....................  $749.4   $838.8
                                                              ======   ======
Funded status...............................................  $(56.0)  $ 10.2
Unrecognized transition asset...............................   (10.1)   (12.0)
Unrecognized prior service costs............................    (8.2)    (0.2)
Unrecognized net loss.......................................   112.2     41.2
                                                              ------   ------
Prepaid benefit cost........................................  $ 37.9   $ 39.2
                                                              ======   ======

                                                                AUGUST 31,
                                                              --------------
                                                               2002    2001
                                                              ------   -----
                                                               (DOLLARS IN
                                                                MILLIONS)
ALLOCATED ON THE BALANCE SHEET AS FOLLOWS:
Pension asset...............................................  $ 10.8   $45.2
Other long-term liabilities.................................   (64.8)   (6.0)
Accumulated other comprehensive loss........................    91.9      --
                                                              ------   -----
                                                              $ 37.9   $39.2
                                                              ======   =====

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     The Company is required to record an additional minimum pension liability when the pension plans' accumulated benefit obligation exceed the plans' assets by more than the amounts previously accrued for as pension costs. These charges are recorded as a reduction to shareholders' equity, as a component of accumulated other comprehensive loss. During the year, after obtaining the most recent actuarial valuation performed as of May 31, 2002, the Company recorded an increase in the minimum liability of $91.9 million. Subsequent to the most recent actuarial valuation, there has been a further decline in the value of plan assets. The Company believes that if plan assets remain at current levels and interest rates remain unchanged through the rest of calendar 2002, it will be required to further increase the minimum pension liability. Although the exact amount of the additional charge to shareholders' equity is not known at this time, it could exceed $100 million.

     Nine of the Company's pension plans (August 31, 2001 -- seven) have projected and accumulated benefit obligations in excess of plan assets, for which the projected benefit obligation, accumulated benefit obligation and fair value of plan assets are $687.3 million, $685.3 million and $618.7 million, respectively, as of August 31, 2002 ($68.9 million, $67.2 million and $61.5 million, respectively as at August 31, 2001). The ATU Plan is one of the nine plans that at August 31, 2002 have projected and accumulated benefit obligations in excess of plan assets. At August 31, 2001, the ATU Plan had assets in excess of projected and accumulated benefit obligations.

     Assets of the various plans consist primarily of government-backed securities, corporate equity securities, guaranteed insurance contracts, annuities and corporate debt obligations.

     In determining the benefit obligations and service costs for the Company's defined benefit pension plans, the following assumptions were used:

                                                                    AUGUST 31,
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                              (DOLLARS IN MILLIONS)
WEIGHTED-AVERAGE ASSUMPTIONS FOR END OF YEAR DISCLOSURE:
Discount rate..............................................    7.2%     7.4%     7.7%
Rate of salary progression.................................    3.9%     3.9%     4.0%
Expected long-term rate of return on plan assets...........    7.3%     7.9%     7.7%
COMPONENTS OF NET PERIODIC PENSION (INCOME) COSTS:
Service cost...............................................  $  6.6   $  8.3   $  8.7
Interest cost..............................................    59.1     59.6     58.7
Expected return on assets..................................   (58.7)   (61.9)   (66.9)
Amortization of actuarial gain and transition asset........    (0.6)    (1.5)    (0.9)
                                                             ------   ------   ------
Net periodic pension (income) cost.........................  $  6.4   $  4.5   $ (0.4)
                                                             ======   ======   ======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 7 -- ACCRUED LIABILITIES

                                                                AUGUST 31,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
Accrued wages and benefits..................................  $112.0   $107.9
Current portion of claims liabilities (Note 9)..............   185.2    130.5
Accrued vacation pay........................................    43.9     33.8
Other.......................................................   163.0    158.7
                                                              ------   ------
                                                              $504.1   $430.9
                                                              ======   ======

NOTE 8 -- LONG-TERM DEBT

                                                          WEIGHTED AVERAGE INTEREST RATE
                                                         ---------------------------------
                                                                    AUGUST 31,
                                                         ---------------------------------
                                             MATURITY    2002    2001     2002      2001
                                             ---------   -----   -----   -------   -------
                                                               (DOLLARS IN MILLIONS)
DEBT PAYABLE WITHIN ONE YEAR
Notes and other............................               9.2%    9.2%   $ 20.3    $ 31.6
                                                         -----   -----   -------   -------
LONG-TERM DEBT
Notes and other............................  2004-2033   10.8%    9.9%    204.4     248.6
                                                         -----   -----   -------   -------
Total debt.................................                              $224.7    $280.2
                                                                         =======   =======

     Long-term debt of $224.7 million at August 31, 2002 includes $47.2 million of secured debt incurred to finance vehicles, facilities and other equipment. The balance of $177.5 million is unsecured debt.

  REPAYMENT SCHEDULE

     The aggregate amount of minimum payments required on long-term debt in each of the years indicated is as follows:

                   YEAR ENDING AUGUST 31,                     (DOLLARS IN MILLIONS)
                   ----------------------                     ---------------------
       2003.................................................         $ 20.3
       2004.................................................           15.5
       2005.................................................           13.0
       2006.................................................           12.8
       2007.................................................          157.7
       thereafter...........................................            5.4
                                                                     ------
                                                                     $224.7
                                                                     ======

  DEBTOR-IN-POSSESSION FACILITY

     To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing from General Electric Capital (the "DIP Facility"). The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United States and

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

Canada (other than Greyhound and its subsidiaries and joint ventures)(collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

     The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The total borrowing available to LIFC, Laidlaw Transportation Management, Inc., LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") is $180.0 million (the "U.S. DIP Facility"), including a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") is $20.0 million (the "Canadian DIP Facility"), including a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

     The amount of credit available to the Borrowers under the DIP Facility is based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.

     Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.5%. The Borrowers pay letter of credit fees to each administrative agent under each facility equal to 2.0% per annum of the face amount of the letters of credit.

     Other fees consist of (1) an unused facility fee equal to 0.5% per annum on the average unused daily balance of each facility and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntary termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003. Finally, the Borrowers and the Guarantors also paid a $2.0 million fee to the agents during fiscal 2001.

     To secure the Borrowers' obligations under each facility, the Borrowers granted a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

     As of August 31, 2002, the Company had no borrowings under the DIP Facility, but issued letters of credit of $25.5 million and had $174.5 million of availability.

     The Company was in default as of August 31, 2002 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the period ended August 31, 2002. In addition, several operating entities did not meet the capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended August 31, 2002. The Company received a waiver under the DIP facility with respect to these defaults and expects to obtain future waivers. There is no assurance such waivers will be obtained.

  THE GREYHOUND FACILITY

     In October 2000, Greyhound entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

"Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. Borrowings initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.5% per annum or LIBOR plus 2.0% as selected by Greyhound. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon Greyhound's ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Letters of credit fees are based on the then applicable LIBOR margins. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants. As of August 31, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

     Based upon Greyhound's fiscal 2003 operating budget, management anticipates remaining in compliance with these covenants, although only by a small margin during fiscal 2003. Management is closely monitoring this situation and intends on requesting covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants, although, there is no assurance that such amendments will be granted.

     As of August 31, 2002, the Company had no borrowings under the Greyhound Facility, but issued letters of credit of $26.8 million and had availability of $98.2 million.

NOTE 9 -- OTHER LONG-TERM LIABILITIES

                                                                AUGUST 31,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
                                                                (DOLLARS IN
                                                                 MILLIONS)
Claims liabilities..........................................  $258.9   $245.5
Professional liability......................................    48.9     34.2
Pension liability (Note 6)..................................    64.8      6.0
Other.......................................................    69.5     87.9
                                                              ------   ------
                                                              $442.1   $373.6
                                                              ======   ======

  CLAIMS LIABILITIES

     The Company's $444.1 million (current liabilities of $185.2 million and non-current liabilities of $258.9 million) of claims liabilities as at August 31, 2002 (August 31, 2001 -- $376.0 million) represent claim reserves under the Company's insurance programs. The total claims liabilities represent non-discounted reserves of $508.2 million (August 31, 2001 -- $423.1 million) discounted at 5.5% (August 31, 2001 -- 5.5%). Generally, the Company retains liability for auto, general and workers' compensation claims, where permitted, for the first $5 million of any one occurrence. For fiscal 2001, the Company purchased third-party aggregate stop loss insurance to limit the Company's exposure to losses between $3 million and $5 million and third-party insurance for losses in excess of $5 million. Effective September 1, 2001, the Company did not continue with the stop loss insurance coverage for losses between $3 million and $5 million per occurrence. As a result, for claims incurred on September 1, 2001 and onwards, the Company's exposure is generally for the first $5 million of any one occurrence with third-party insurance to minimize exposure on losses in excess of $5 million. These insurance arrangements are

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

utilized to limit maximum loss, provide greater diversification of risk and minimize exposure to loss. The current portion of these liabilities represents the payments expected to be made during the next 12 months.

  PROFESSIONAL LIABILITY

     The Company's $51.9 million (current liabilities of $3.0 million and non-current liabilities of $48.9 million) of professional liability reserves as at August 31, 2002 (August 31, 2001 -- $34.2 million) represent reserves for the Company's professional liability insurance programs. The total professional liability reserves represent non-discounted reserves of $59.1 million (August 31, 2001 -- $40.3 million) discounted at 6.0% (August 31, 2001 -- 6.0%).

     Professional liability insurance for up to a limit of $1 million per occurrence is provided to the majority of physicians who are employed or contracted by companies under service agreements with the Company. Although the majority of the professional liability insurance available for physicians is provided in this manner, the contracted physicians may obtain their own professional liability insurance directly or through the contracting hospital with the Company's consent.

     Prior to January 1, 2002, the Company procured such insurance coverage for professional liability claims on a claims-made basis. A previous insurance program with PHICO Insurance Company (the "PHICO Policies" and "PHICO"), which expired on January 1, 2001, provided an aggregate self-insurance retention for the first $27.0 million of claims incurred and reported during the period October 1, 1997 to January 1, 2001. The self-insurance retention amounts were completely paid as at August 31, 2002. In December 2000, the Company purchased an extended reported policy ("ERP") for the PHICO Policies covering claims reported after January 1, 2001, but incurred during the coverage period of the PHICO Policies, for a premium of $18.0 million. The ERP has an aggregate limit of $40.0 million. For calendar 2001, the Company purchased insurance which provides up to $10.0 million of coverage on a first year claims-made basis.

     Effective January 1, 2002, the Company self-insured professional liability claims for claims incurred during calendar 2001 and reported on or after January 1, 2002 and for claims occurring on or after January 1, 2002.

     On February 1, 2002, PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania. The PHICO Liquidation Order will impact pending professional liability claims covered under the PHICO Policies and both pending claims under the ERP and claims not yet reported under the ERP. Those claims pending under the PHICO Policies will be eligible for coverage under individual state guaranty funds, subject to various limitations and exclusions based upon net worth of the insured and the presence of other applicable insurance. The amount of coverage available under each state guaranty fund will vary according to the limits and specific provisions of those funds. Those claims falling within the coverage of the ERP will also be eligible for coverage under the individual state guaranty funds, although the guaranty fund provisions may apply differently to claims under the ERP. Some state guaranty funds may deny coverage for any claims under the ERP brought after March 2, 2002. The Company is pursuing various options in an attempt to maximize insurance coverage for ERP claims, including litigation as necessary.

     The Company has an estimated $91.0 million in reported claims and incurred but not reported claims ("IBNR") based on reported claim reserves, development factors and actuarial analysis of IBNR related to the PHICO Policies and the ERP. Of this amount, it is estimated that $27.2 million of claim costs as at August 31, 2002 ($22.0 million when discounted at 6%) (August 31, 2001 -- $17.0 million when discounted at 6%) may likely exceed or be excluded from specific state fund guaranty limits or exceed the

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

ERP's $40.0 million aggregate limit and would be borne by the Company. As at August 31, 2002, the Company has fully provided for its estimated liability.

NOTE 10 -- LIABILITIES SUBJECT TO COMPROMISE

     The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events, including the reconciliation of claims filed with the Bankruptcy Court to amounts included in the Company's records. Additional prepetition claims may arise from the rejection of additional executory contracts or unexpired leases by the Company. Under a confirmed plan or plans of reorganization, all prepetition claims may be paid and discharged at amounts substantially less than their allowed amounts.

     On a consolidated basis, recorded liabilities subject to compromise under the reorganization proceedings consisted of the following:

                                                                   AUGUST 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
Accrued liabilities.........................................  $   11.3    $   12.7
Safety-Kleen Guarantees (Notes 13 and 25)...................      77.3        77.3
Derivative liabilities (Note 14)............................      89.5        89.5
Safety-Kleen settlement (Notes 13 and 25)...................     225.0       225.0
Accrued interest payable....................................     370.7       370.7
Facility (as defined in Note 14)............................   1,163.3     1,163.3
Debentures (as defined in Note 14)..........................   2,040.0     2,040.0
                                                              --------    --------
                                                              $3,977.1    $3,978.5
                                                              ========    ========

     As a result of the Debtors' chapter 11 filing, principal and interest payments may not be made on pre-petition debt of the Debtors without Bankruptcy Court approval or until a reorganization plan or plans defining the repayment terms, has been confirmed. The total interest on pre-petition debt that was not paid or accrued during fiscal 2002 was $274.2 million ($324.5 million since June 29, 2001). The Bankruptcy Code generally disallows the payment of interest that accrues post-petition with respect to unsecured or under-secured claims.

     The Debtors are parties to litigation matters and claims that are incurred in the normal course of its operations. Generally, litigation related to "claims," as defined by the Bankruptcy Code, is stayed. The outcome of the bankruptcy process on these matters cannot be predicted with certainty.

     In addition to items for which liabilities subject to compromise have been reflected in these consolidated financial statements, proofs of claim in the amount of approximately $150 million have been filed against the Debtors and will need to be addressed in proceedings before the Bankruptcy Court and the Canadian Court. The Company continues to review the proofs of claim and has filed or will file appropriate objections to the claims in the Bankruptcy and Canadian Courts. As of November 30, 2002, the Company believes it has identified approximately $94 million, which relate to obligations of the operating subsidiaries of the Company and $43 million of such claims which are duplicative or without merit.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 11 -- SHAREHOLDERS' EQUITY

     If the plan of reorganization (See Note 1) is approved, all outstanding Common Shares, options to acquire Common Shares and Preference Shares will be cancelled.

(1)  CAPITAL STOCK

  (A)  AUTHORIZED

        An unlimited number of Common Shares.

        An unlimited number of First, Second, Third and Fourth Preference Shares, each of which is issuable in series, are authorized. Unlimited numbers are designated as First Preference Shares Series E, Convertible First Preference Shares Series F and Convertible First Preference Shares Series G.

  (B)  ISSUED AND FULLY PAID PREFERENCE SHARES

        The preference shares that have been issued by the Company are 5% Cumulative Convertible First Preference Shares Series G; issued at Cdn. $20 per share, redeemable at the Company's discretion, at Cdn. $20 per share.

  (C)  DIVIDENDS

        The dividends paid per share are as follows:

DIVIDENDS PER SHARE                                    2002     2001     2000
-------------------                                    -----   ------   ------
(Cdn.$)
  -- Preference Shares...............................  $ --    $ 0.82   $ 1.00
  -- Common Shares...................................    --        --     0.14
(U.S. $ equivalent)
  -- Preference Shares...............................  $ --    $0.540   $0.680
  -- Common Shares...................................    --        --    0.095

        Because of the May 18, 2000 interest payment moratorium, declared by the Company, on all its advances under the Facility (as defined in Note 14) and on the Debentures (as defined in Note 14), no dividends have been declared or paid on either the Company's common or preference shares since February 15, 2000.

        As a result of the Debtors' chapter 11 filing, dividends, including dividends on the cumulative preference shares, may not be made without bankruptcy court approval or until a reorganization plan or plans defining the payment terms, has been confirmed.

  (D)  STOCK OPTION AND STOCK PURCHASE PLANS

        The Company has two existing employee stock option plans, a directors' stock option plan and employee stock purchase plans. Due to the Company's voluntary petition for reorganization, no options have been granted or exercised during fiscal 2002 or fiscal 2001. For more information on these plans, see Note 25.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

(2)  ACCUMULATED OTHER COMPREHENSIVE LOSS

      Accumulated other comprehensive loss is comprised of the following:

                              UNREALIZED GAIN
                                 (LOSS) ON
                                 SECURITIES          FOREIGN CURRENCY ITEMS        PENSION ADJUSTMENT
                            --------------------   ---------------------------   ----------------------
  YEAR ENDED AUGUST 31,     2002   2001    2000     2002      2001      2000      2002    2001    2000
  ---------------------     ----   -----   -----   -------   -------   -------   ------   -----   -----
                                                       (DOLLARS IN MILLIONS)
Beginning balance.........  $0.9   $(5.3)  $(1.7)  $(169.3)  $(165.0)  $(168.4)  $   --   $ --    $ --
Current period change.....  3.7      6.2    (3.6)     (2.1)     (4.3)      3.4    (91.9)    --      --
                            ----   -----   -----   -------   -------   -------   ------   -----   -----
Ending balance............  $4.6   $ 0.9   $(5.3)  $(171.4)  $(169.3)  $(165.0)  $(91.9)  $ --    $ --
                            ====   =====   =====   =======   =======   =======   ======   =====   =====


                                 ACCUMULATED OTHER
                                COMPREHENSIVE LOSS
                            ---------------------------
  YEAR ENDED AUGUST 31,      2002      2001      2000
  ---------------------     -------   -------   -------
                               (DOLLARS IN MILLIONS)
Beginning balance.........  $(168.4)  $(170.3)  $(170.1)
Current period change.....    (90.3)      1.9      (0.2)
                            -------   -------   -------
Ending balance............  $(258.7)  $(168.4)  $(170.3)
                            =======   =======   =======

NOTE 12 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments.

     For cash and cash equivalents, accounts receivable, other receivables, income tax recoverables, accounts payable and accrued liabilities, the carrying amounts reported in the consolidated balance sheets approximate fair value. The fair values of the short-term deposits and marketable securities and long-term investments are based upon quoted market prices at August 31, 2002 and 2001, where available. For the portion of short-term deposits and marketable securities and long-term investments where no quoted market price is available, the carrying amounts are believed to approximate fair value. For the long-term debt, the fair values are estimated using discounted cash flow analysis, based upon the Company's incremental borrowing rates for similar types of borrowing arrangements or based upon quoted market values. The carrying value of other long-term liabilities approximate carrying value as these liabilities are recorded using discounted cash flow analysis.

     The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                               AUGUST 31,
                                                  -------------------------------------
                                                        2002                2001
                                                  -----------------   -----------------
                                                  CARRYING    FAIR    CARRYING    FAIR
                                                   AMOUNT    VALUE     AMOUNT    VALUE
                                                  --------   ------   --------   ------
                                                          (DOLLARS IN MILLIONS)
Short-term deposits and marketable securities...  $   16.1   $ 16.1   $   26.2   $ 26.2
Long-term investments
  Investments of insurance subsidiaries.........     252.3    252.3      213.6    218.0
  Other restricted investments..................     142.7    142.7      104.5    104.5
  Other.........................................      22.9     22.9       22.4     22.4
Long-term debt..................................     224.7    211.1      280.2    266.7
Other long-term liabilities.....................     442.1    442.1      373.6    373.6
Liabilities subject to compromise...............   3,977.1        *    3,978.5        *

----------------

* The fair value of liabilities subject to compromise is not practicable to estimate as the fair value will only become known on the emergence from the voluntary petition for reorganization.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 13 -- DISCONTINUED OPERATIONS

HEALTHCARE BUSINESSES

     During fiscal 2001, the Company concluded that the previously announced disposal of the healthcare businesses was no longer in the best interests of its stakeholders. The healthcare services businesses were therefore reinstated as continuing operations in fiscal 2001 and earlier years were reclassified.

     As a result of recontinuing the healthcare services businesses in fiscal 2001, the Company reversed the remaining provision for loss on sale of discontinued operations. This reversal totaled $1,927.6 million ($5.91 per share) in fiscal 2001.

     During fiscal 2000 and fiscal 1999, while the healthcare businesses were considered discontinued operations, the Company recorded provisions for loss on sale of $955.5 million ($2.92 per share) and $974.0 million ($2.98 per share), respectively.

SAFETY-KLEEN CORP.

     The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

     During fiscal 2002, the Company abandoned its investment in Safety-Kleen. As a result, the operations for Safety-Kleen have been reported as discontinued operations and previously reported financial statements have been reclassified.

     The summarized statements of operations for Safety-Kleen are as follows:

                                                              YEAR ENDED AUGUST 31,
                                                             ------------------------
                                                             2002    2001      2000
                                                             ----   -------   -------
                                                              (DOLLARS IN MILLIONS)
Equity in earnings.........................................   $--   $    --   $  10.8
Investment impairment and other losses.....................   --     (255.2)   (670.8)
                                                              --    -------   -------
                                                              $--   $(255.2)  $(660.0)
                                                              ==    =======   =======

     During fiscal 2000, the Company recorded provisions for (i) investment impairment charges totaling $603.8 million to reduce the investment in Safety-Kleen to a nominal amount, (ii) $61.6 million owing under a guarantee by the Company of a Safety-Kleen note and (iii) $5.4 million for other amounts owing from Safety-Kleen.

     During fiscal 2001, pursuant to a resolution in fiscal 2002 of various disputes between the Company and Safety-Kleen, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to guarantees of certain industrial revenue bonds, (iii) $7.8 million related to insurance matters, (iv) $6.0 million related to guarantees of performance bonds and (v) $0.7 million related to certain other litigation matters. These items are described further in Note 24.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

  CONTINGENCIES RELATED TO SAFETY-KLEEN CORP.

     For information on guarantees and other contingencies related to Safety-Kleen, see Note 24.

  RESTATED FINANCIAL STATEMENTS OF SAFETY-KLEEN CORP.

     On July 9, 2001, Safety-Kleen issued consolidated financial statements for the year ended August 31, 2000 and restated consolidated financial statements for the years ended August 31, 1997 through August 31, 1999 and, on September 26, 2001, issued interim consolidated financial statements for the nine months ended May 31, 2001, including financial information for the first, second and third quarters of fiscal 2001. Safety-Kleen reported that it had not restated any quarterly financial results for periods prior to fiscal 2001.

     Management of the Company has not been provided access to all of the supporting information for Safety-Kleen's restated consolidated financial statements. As a result, the Company has not been able to assess the basis upon which Safety-Kleen restated its financial statements. In addition, given the Company's varying ownership percentages of Safety-Kleen throughout fiscal 2000, 1999, 1998 and 1997, the Company is unable to determine what impact, if any, that Safety-Kleen's restatement may have on the Company's previously reported results for fiscal years ended August 31, 2000 and prior years.

     Because the Company wrote off the value of its investment in Safety-Kleen during fiscal 2000, Safety-Kleen's restated consolidated financial statements and its reported fiscal 2000 results would not result in any adjustments to the Company's previously reported consolidated balance sheet as of August 31, 2000 nor to any consolidated balance sheets reported for any period ending subsequent to August 31, 2000. However, given the Safety-Kleen restatement and assuming the accuracy thereof, a portion of the losses associated with the impairment of the Company's investment in Safety-Kleen that were recorded as part of the $660.0 million loss relating to Safety-Kleen, reflected in the Company's consolidated statement of operations for the fiscal year ended August 31, 2000, may be properly allocable to earlier fiscal periods.

     Given the Company's varying ownership percentages in Safety-Kleen and the lack of access to all of the supporting information for Safety-Kleen's restatements, the Company is only able to estimate the effect of Safety-Kleen's restatements on the Company's statements of operations. These estimated ranges are as follows:

                                                        SAFETY-KLEEN'S
                            THE COMPANY'S OWNERSHIP        REPORTED      THE COMPANY'S ESTIMATED RANGE
                           PERCENTAGE IN SAFETY-KLEEN    ADJUSTMENTS:      OF POTENTIAL ADJUSTMENTS:
  YEAR ENDED AUGUST 31,        DURING THE PERIOD        INCOME (LOSS)            INCOME (LOSS)
  ---------------------    --------------------------   --------------   -----------------------------
                                                      (DOLLARS IN MILLIONS)
Pre-2000.................       35.3% to 100.0%            $(588.1)        $(217.6) to $(262.3)
2000.....................       43.5% to  43.6%            N/A              217.6* to   262.3*
                                ---------------            -------           --------------------
Total for all years......       35.3% to 100.0%            $(588.1)         $    -- to $    --

----------------

* The estimated range of adjustments recorded prior to the second quarter of fiscal 2000 would decrease the reported investment impairment loss in fiscal 2000.

     While the Company has not restated its previously reported consolidated financial results and has recorded no equity income or loss with respect to its investment in Safety-Kleen since November 30, 1999, if Safety-Kleen reports or provides the Company with the required quarterly financial information for the restated fiscal periods and if Safety-Kleen enables the Company to assess the supporting information for its

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

restatements, the Company may be required to restate its consolidated financial statements for the fiscal years ended August 31, 2000 and prior years.

NOTE 14 -- OTHER FINANCING RELATED EXPENSES

     The Company has incurred the following pre-tax charges as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totaling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1:

                                                              YEAR ENDED AUGUST 31,
                                                              ----------------------
                                                              2002    2001     2000
                                                              -----   -----   ------
                                                              (DOLLARS IN MILLIONS)
Net hedging losses on interest rate swaps...................  $  --   $  --   $ 71.7
Deferred financing costs....................................     --      --     15.3
Interest earned on cash accumulated during Chapter 11 and
  CCAA......................................................   (1.4)   (0.2)      --
Professional fees and other costs...........................   46.1    64.0     14.5
                                                              -----   -----   ------
                                                              $44.7   $63.8   $101.5
                                                              =====   =====   ======

     Prior to fiscal 2000, the Company had entered into interest rate swap contracts and interest rate options (collectively, the "Swaps") to lower funding costs and alter interest rate exposures. As a result of violations of the covenants under the Facility and the Debentures and the interest payment moratorium, the counterparties terminated all Swap contracts. In addition, the Swaps were no longer effective hedges, as the various debentures that they were hedging had become current obligations. Therefore, the market value of the Swaps as of the termination date of the Swap contracts of $89.5 million, net of deferred swap premiums of $17.8 million, was accrued and expensed during the year ended August 31, 2000.

     Deferred financing costs totaling $15.3 million relating to the Debentures, which previously were being amortized over the life of the related debt instruments, were expensed during the year ended August 31, 2000.

     Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and relating to the voluntary petition for reorganization. None of these services were provided by the Company's independent auditors.

     Upon the successful completion of the proposed reorganization, the Company expects to pay completion fees, which may be approximately $15 million. The Company has not accrued for these fees.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 15 -- INCOME TAXES

     Income (loss) from continuing operations before income taxes and provision for (recovery of) income taxes by geographic area are as follows:

                                                             YEAR ENDED AUGUST 31,
                                                           --------------------------
                                                            2002     2001      2000
                                                           ------   -------   -------
                                                             (DOLLARS IN MILLIONS)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES
United States and foreign
  Before other financing related expenses and cumulative
     effect of change in accounting principle............  $(20.8)  $ (21.2)  $ (64.0)
  Other financing related expenses.......................   (15.1)    (58.9)    (11.3)
  Cumulative effect of change in accounting principle....      --        --     (27.3)
                                                           ------   -------   -------
                                                            (35.9)    (80.1)   (102.6)
                                                           ------   -------   -------
Canada
  Before other financing related expenses................    70.6    (207.3)   (183.0)
  Other financing related expenses.......................   (29.6)     (4.9)    (90.2)
                                                           ------   -------   -------
                                                             41.0    (212.2)   (273.2)
                                                           ------   -------   -------
Total
  Before other financing related expenses and accumulated
     effect of change in accounting principle............    49.8    (228.5)   (247.0)
  Other financing related expenses.......................   (44.7)    (63.8)   (101.5)
  Cumulative effect of change in accounting principle....      --        --     (27.3)
                                                           ------   -------   -------
                                                           $  5.1   $(292.3)  $(375.8)
                                                           ======   =======   =======

                                                              YEAR ENDED AUGUST 31,
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                              (DOLLARS IN MILLIONS)
Provision for (recovery of) current income taxes
  United States and foreign................................  $(10.8)  $(48.3)  $  5.9
  Canada...................................................     1.0      2.5      0.7
                                                             ------   ------   ------
  Total....................................................  $ (9.8)  $(45.8)  $  6.6
                                                             ------   ------   ------
Provision for deferred income taxes
  United States and foreign................................  $   --   $   --   $161.3
  Canada...................................................      --       --     93.9
                                                             ------   ------   ------
                                                             $   --   $   --   $255.2
                                                             ------   ------   ------
Total provision for (recovery of) income taxes
  United States and foreign................................  $(10.8)  $(48.3)  $167.2
  Canada...................................................     1.0      2.5     94.6
                                                             ------   ------   ------
                                                             $ (9.8)  $(45.8)  $261.8
                                                             ======   ======   ======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     The Company's effective income tax rates on income from continuing operations before goodwill impairment losses, other financing related expenses and cumulative effect of change in accounting principles are as follows:

                                                            YEAR ENDED AUGUST 31,
                                                        ------------------------------
                                                             2002        2001    2000
                                                        --------------   -----   -----
                                                          $        %       %       %
                                                        ------   -----   -----   -----
                                                            (DOLLARS IN MILLIONS)
Combined basic Canadian Federal and Provincial income
  taxes...............................................  $ 19.6    39.4%  (42.8)% (44.2)%
Effect of lower taxes applicable to U.S. and foreign
  income..............................................    (3.7)   (7.4)    5.9   (18.6)
Permanent differences.................................    34.1    68.5    13.4    19.5
Unrecognized current year benefit.....................      --      --    30.0    50.9
Foreign loss carryback realized.......................   (13.2)  (26.5)  (26.3)     --
Valuation reserve adjustments.........................   (47.3)  (95.0)     --    98.7
Other.................................................     0.7     1.3    (0.2)   (0.3)
                                                        ------   -----   -----   -----
Effective income taxes................................  $ (9.8)  (19.7)% (20.0)% 106.0%
                                                        ======   =====   =====   =====

     The deferred income tax assets and liabilities contain the following temporary differences:

                                                                    AUGUST 31,
                                                              ----------------------
                                                                 2002        2001
                                                              ----------   ---------
                                                              (DOLLARS IN MILLIONS)
Deferred income tax assets:
  Net operating loss carryforwards..........................   $  393.1     $ 387.3
  Interest deduction carryforwards..........................      268.0       290.1
  Accruals not yet deducted and other items.................      366.5       290.9
                                                               --------     -------
Deferred income tax assets..................................    1,027.6       968.3
                                                               --------     -------
Deferred income tax liabilities:
  Difference in property and equipment and goodwill basis...      181.4       173.3
                                                               --------     -------
Net deferred income tax asset before valuation reserve......      846.2       795.0
Valuation reserve...........................................     (846.2)     (795.0)
                                                               --------     -------
Total.......................................................   $     --     $    --
                                                               ========     =======

     During fiscal 2001, the Company recovered foreign taxes previously paid of $60.0 million.

     The Company has net operating loss carryforwards of approximately $1.25 billion that, depending upon the jurisdiction, expire between the years 2003 and 2022. Net operating loss carryforwards of approximately $680 million, which expire between 2003 and 2009 and capital loss carryforwards of approximately $122 million, with no limitation on expiration, are associated with its Canadian incorporated entities. Net operating loss carryforwards of approximately $445 million are associated with its United States incorporated entities and expire between 2010 and 2022. If the plan of reorganization (See Note 1) is approved, it is projected that a significant portion of the net operating loss carryforwards and all of the capital loss carryforwards will be reduced as a result of the forgiveness of debt resulting in no anticipated cash taxes. In addition, the Company has $706 million of deferred interest expense for income tax purposes, with no limitation on expiration.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     During fiscal 2000, the Company believed it was no longer more likely than not that it would realize these benefits and accordingly, increased the valuation reserve by $243.9 million to fully provide for the net deferred income tax assets. In addition, a deferred income tax asset of $21.5 million relating to the Company's investment in Safety-Kleen was charged as a tax expense (refer to Note 13).

NOTE 16 -- EARNINGS (LOSS) PER SHARE

     The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. Assumed exercise of the employee and directors' stock options would not be dilutive in any of the respective fiscal years.

     Under the proposed plan of reorganization, the existing common shares, preferred shares and stock options will be cancelled and new common stock will be issued to the Debtors' creditors who have prepetition amounts owing. The plan of reorganization has yet to be confirmed by the courts.

     Information required to calculate the basic or primary earnings per share is as follows:

                                                             YEAR ENDED AUGUST 31,
                                                         -----------------------------
                                                          2002      2001       2000
                                                         ------   --------   ---------
                                                          (DOLLARS IN MILLIONS EXCEPT
                                                              PER SHARE AMOUNTS)
Income (loss) from continuing operations before
  cumulative effect of change in accounting
  principle............................................  $ 14.9   $ (246.5)  $  (610.3)
Preference share dividends.............................      --       (0.3)       (0.4)
                                                         ------   --------   ---------
Income (loss) from continuing operations available to
  common shareholders before cumulative effect of
  change in accounting principle.......................    14.9     (246.8)     (610.7)
Income (loss) from discontinued operations (Note 13)...      --    1,672.4    (1,615.5)
Cumulative effect of change in accounting principle....      --         --       (27.3)
                                                         ------   --------   ---------
Net income (loss) available to common shareholders.....  $ 14.9   $1,425.6   $(2,253.5)
                                                         ======   ========   =========

Weighted average number of shares outstanding
  (millions)...........................................   325.9      325.9       327.0
                                                         ------   --------   ---------

Earnings (loss) per share
  Continuing operations................................  $ 0.05   $  (0.76)  $   (1.87)
  Discontinued operations..............................      --       5.13       (4.94)
  Cumulative effect of change in accounting
     principle.........................................      --         --       (0.08)
                                                         ------   --------   ---------
  Net income (loss)....................................  $ 0.05   $   4.37   $   (6.89)
                                                         ======   ========   =========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 17 -- STATEMENT OF CASH FLOWS

                                                               YEAR ENDED AUGUST 31,
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----   -------   -----
                                                               (DOLLARS IN MILLIONS)
CASH PROVIDED BY (USED IN) FINANCING OTHER WORKING CAPITAL
  ITEMS COMPRISES:
Trade and other accounts receivable.........................  $31.7   $  22.5   $44.5
Income taxes recoverable....................................   (7.6)     (3.7)    5.1
Parts and supplies..........................................   (0.9)     (1.8)   (7.5)
Other current assets........................................   21.2     (15.4)    0.6
Accounts payable and accrued liabilities....................    1.8     (44.8)   (7.7)
                                                              -----   -------   -----
                                                              $46.2   $ (43.2)  $35.0
                                                              =====   =======   =====

     During fiscal 2002, the Company purchased $31.3 million worth of vehicles that were financed by debt (2001 -- $24.1 million, 2000 -- $17.6 million).

NOTE 18 -- SALE OF ASSETS

     During fiscal 2002, the Company received $4.2 million for various notes receivable previously written off. These transactions resulted in a pre-tax gain of $4.2 million, which was included in other income (loss).

     During fiscal 2001, the Company sold its investment in a food services business for $18.9 million and sold another investment for $1.4 million. These transactions resulted in a pre-tax loss of $6.6 million, which was included in other income (loss).

     During fiscal 2000, the Company received $2.4 million as compensation for the expropriation of its Canadian ambulance transportation licenses. This transaction resulted in no net pre-tax gain or loss.

NOTE 19 -- ACQUISITIONS

     During fiscal 2002, the Company purchased seven contract bus services businesses.

     During fiscal 2001, the Company purchased one contract bus services business and two Greyhound businesses. During fiscal 2000, the Company purchased six contract bus services businesses, three Greyhound businesses and seven healthcare services businesses.

     These acquisitions have been accounted for as purchases, and accordingly, these financial statements include the results of operations of the acquired businesses from the dates of acquisition.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     The expenditures are summarized as follows:

                                                              YEAR ENDED AUGUST 31,
                                                              ----------------------
                                                              2002    2001     2000
                                                              -----   -----   ------
                                                              (DOLLARS IN MILLIONS)
Assets acquired, at fair value
  Property and equipment....................................  $ 2.6   $ 1.8   $ 33.8
  Goodwill..................................................     --     1.5     60.8
  Long-term investments and other assets....................    1.4    (1.7)     0.8
                                                              -----   -----   ------
                                                                4.0     1.6     95.4
Liabilities assumed
  Other long-term liabilities...............................   (0.2)   (0.4)   (12.5)
  Long-term debt............................................     --      --    (17.1)
                                                              -----   -----   ------
                                                                3.8     1.2     65.8
Working capital.............................................   (0.2)    0.8      1.7
                                                              -----   -----   ------
Cash expended on acquisitions...............................  $ 3.6   $ 2.0   $ 67.5
                                                              =====   =====   ======

     Details of the businesses acquired during the year ended August 31, 2001 are as follows:

                                                         CONTRACT BUS
                                                           SERVICES     GREYHOUND   TOTAL
                                                         ------------   ---------   -----
                                                              (DOLLARS IN MILLIONS)
Assets acquired, at fair value
  Property and equipment...............................      $ --         $ 1.8     $ 1.8
  Goodwill.............................................       0.1           1.4       1.5
  Long-term investments and other assets...............        --          (1.7)     (1.7)
                                                             ----         -----     -----
                                                              0.1           1.5       1.6
Liabilities assumed
  Other long-term liabilities..........................        --          (0.4)     (0.4)
  Long-term debt.......................................        --            --        --
                                                             ----         -----     -----
                                                              0.1           1.1       1.2
Working capital........................................        --           0.8       0.8
                                                             ----         -----     -----
Cash expended on acquisitions..........................      $0.1         $ 1.9     $ 2.0
                                                             ====         =====     =====

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     Details of the businesses acquired during the year ended August 31, 2000 are as follows:

                                             CONTRACT BUS               HEALTHCARE
                                               SERVICES     GREYHOUND    SERVICES    TOTAL
                                             ------------   ---------   ----------   ------
                                                         (DOLLARS IN MILLIONS)
Assets acquired, at fair value
  Property and equipment...................     $13.5        $ 20.1       $ 0.2      $ 33.8
  Goodwill.................................      11.1          28.9        20.8        60.8
  Long-term investments and other assets...       0.7           0.1          --         0.8
                                                -----        ------       -----      ------
                                                 25.3          49.1        21.0        95.4
Liabilities assumed
  Other long-term liabilities..............      (3.8)         (2.6)       (6.1)      (12.5)
  Long-term debt...........................      (0.3)        (16.3)       (0.5)      (17.1)
                                                -----        ------       -----      ------
                                                 21.2          30.2        14.4        65.8
Working capital............................      (0.1)          2.3        (0.5)        1.7
                                                -----        ------       -----      ------
Cash expended on acquisitions..............     $21.1        $ 32.5       $13.9      $ 67.5
                                                =====        ======       =====      ======

PRO FORMA DATA

     Condensed pro forma income statement data has not been presented as the acquisitions during fiscal 2002 and fiscal 2001 were insignificant and would have had no impact on net income and earnings per share.

NOTE 20 -- COMMITMENTS AND CONTINGENCIES

  LEASE COMMITMENTS

     Rental expense incurred under operating leases was $148.3 million, $127.6 million and $138.2 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

     The Company leases certain operating vehicles. The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the operating vehicles contain certain purchase provisions or residual value guarantees and have lease terms of typically seven years. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $140.2 million (August 31, 2001 -- $125.2 million), of which the Company has guaranteed $87.6 million (August 31, 2001 -- $78.0 million). The table of future minimum operating lease payments that follows excludes any payment related to the residual value guarantee, which may be due upon termination of the lease. The Company has the right to exercise a purchase option with respect to the leased equipment or the equipment can be sold to a third party. To date, the Company has never incurred any liability as a result of the residual value guarantee.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     Rentals payable under operating leases for premises and equipment are as follows:

                   YEAR ENDING AUGUST 31,                     (DOLLARS IN MILLIONS)
                   ----------------------                     ---------------------
2003........................................................         $131.4
2004........................................................          105.8
2005........................................................           87.1
2006........................................................           57.0
2007........................................................           37.8
thereafter..................................................           58.7
                                                                     ------
                                                                     $477.8
                                                                     ======

  CORPORATE GUARANTEES

     Refer to Note 24 for corporate guarantees relating to Safety-Kleen.

  LETTERS OF CREDIT

     At August 31, 2002, the Company had $124.1 million (August 31,
2001 -- $91.4 million) in outstanding letters of credit. A total of $52.3 million of these letters of credit have been issued under the DIP and Greyhound Facilities, with substantially all of the balance being issued under the Facility.

  ENVIRONMENTAL MATTERS

     The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures. The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

  INCOME TAX MATTERS

     The respective tax authorities, in the normal course, audit the Company's tax filings of previous fiscal years. It is not possible at this time to predict the final outcome of these audits or to establish a reasonable estimate of possible additional taxes owing, if any.

  LEGAL PROCEEDINGS

     The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury and property damage claims and employment related claims. Based on the Company's assessment of known claims and its historical claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such personal injury and/or property damage claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position or results of operations.

     As described in Note 1, the Debtors filed a voluntary petition for reorganization under the Bankruptcy Code on June 28, 2001. Management of the Company continues to operate the business of the Debtors as

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

a debtor-in-possession. In this proceeding, the Debtors intend to propose and seek confirmation of a plan or plans of reorganization. Pursuant to the automatic stay provision of the respective Bankruptcy Codes, virtually all pending prepetition litigation against the Debtors is currently stayed.

     The Company is a party to securities litigation commenced by shareholders of the Company and of Safety-Kleen and by bondholders of the Company and Safety-Kleen. As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, these actions are stayed with respect to the Company. A settlement of securities litigation commenced by bondholders of the Company has been approved by the Bankruptcy Court and the Canadian Court; if the settlement receives the other required judicial approvals and is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million and the estate of the Company would receive $12.5 million. Pursuant to an order of the Bankruptcy Court, the other securities claims are subordinated and will receive no distributions under the plan of reorganization. See Note 26 for additional details with respect to the various securities litigation cases.

     A complaint was filed in the United States District Court for the Southern District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, usurpation of corporate opportunity, negligent misrepresentation, fraudulent misrepresentation, violation of federal antitrust statutes, tortious interference with contractual relations, tortious interference with prospective contractual relations, tortious interference with prospective business relationships, fraud and abuse of superior bargaining power. This case alleges that plaintiff and Laidlaw Osco Holdings, Inc. (now Safety-Kleen Osco Holdings, Inc.) agreed to form a corporation to own and develop a hazardous waste treatment facility in Mississippi.

     On November 6, 2000, a complaint was filed in the United States District Court for the Southern District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, negligent misrepresentation, fraudulent misrepresentation, violation of federal and state antitrust statutes, tortious interference with prospective business relationships, fraud, and abuse of superior bargaining power. This case alleges that plaintiff was injured as a result of the Company's 1994 acquisition of United States Pollution Control, Inc., a company that was developing a hazardous waste project in Mississippi in a joint venture with the plaintiff. On June 14, 2001, the court entered an order consolidating this action with the action detailed above. Although the claims against the Company have been stayed, plaintiffs have filed proofs of claims in the Company's bankruptcy case and have moved the Bankruptcy Court to modify the automatic stay to allow them to pursue their claims against the Company.

     On December 13, 2002, the Bankruptcy Court issued an order disallowing in their entirety and expunging in all respects these two complaints filed in the United States District Court for the Southern District of Mississippi.

  HEALTHCARE SERVICES ISSUES

     A substantial majority of the Company's healthcare services revenue is attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The Center for Medicare and Medicaid Services has enacted rules that will revise the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

ambulance services. Rule changes in this area will impact the business of the Company. The Company has implemented a plan which it believes will mitigate potential adverse effects of rule changes on its business.

     The Company, like other Medicare and Medicaid providers, is subject to government audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws, which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company has implemented policies and procedures that it believes will assure that it is in substantial compliance with these laws and has accrued provisions, as appropriate, for settlement of prior claims.

     The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies. These reviews are covering periods prior to the Company's acquisition of the operations of certain businesses, as well as for periods after acquisition. Management believes that the remedies existing under specific purchase agreements and accruals established in the consolidated financial statements are sufficient.

  FUEL PURCHASE COMMITMENTS

     Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The Company enters into FSCs for roughly one third of the Company's total annual fuel purchases. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

NOTE 21 -- SEGMENTED INFORMATION

     The Company has three reportable segments: contract bus services, Greyhound and healthcare services. The contract bus services segment consists of two operating units. One unit provides school bus transportation throughout Canada and the United States. The other unit provides municipal transit and paratransit bus transportation within the United States. The Greyhound segment provides inter-city and tourism bus transportation throughout North America. The healthcare services segment consists of two operating units. One unit provides healthcare transportation services in the United States and the other provides emergency management services in the United States.

     The Company evaluates performance and allocates resources based on income from operations before depreciation and amortization as reported under Canadian GAAP. The Company's reportable segments are business units that offer different services and are each managed separately.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

SERVICES

                                                             YEAR ENDED AUGUST 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (DOLLARS IN MILLIONS)
CONTRACT BUS SERVICES
Revenue................................................  $1,789.2   $1,774.2   $1,728.1
Income from operations before depreciation and
  amortization*........................................     257.8      141.4      303.8
Total identifiable assets*.............................   1,859.5    1,814.3    1,909.9
Capital expenditures
-- sustenance and expansion (net)......................     152.2      154.6      190.7
-- acquisitions........................................       3.6        0.1       21.1

GREYHOUND
Revenue................................................  $1,223.7   $1,254.8   $1,197.8
Income (loss) from operations before depreciation and
  amortization*........................................     (69.9)    (286.7)      93.2
Total identifiable assets*.............................     731.8      863.8    1,216.1
Capital expenditures
-- sustenance and expansion (net)......................      62.6       85.3       33.3
-- acquisitions........................................        --        1.9       32.5

HEALTHCARE SERVICES
Revenue................................................  $1,419.2   $1,389.3   $1,347.2
Income (loss) from operations before depreciation and
  amortization*........................................      38.4     (576.4)     (11.1)
Total identifiable assets*.............................     944.1      938.1    1,588.7
Capital expenditures
-- sustenance and expansion (net)......................      55.5       38.4       36.0
-- acquisitions........................................        --         --       13.9

----------------

* As reported under Canadian GAAP.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

GEOGRAPHIC

                                                             YEAR ENDED AUGUST 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (DOLLARS IN MILLIONS)
UNITED STATES
Revenue................................................  $4,089.9   $4,073.7   $3,930.1
Income (loss) from operations before depreciation and
  amortization*........................................     173.0     (683.8)     321.0
Total long-lived assets**..............................   2,154.3    2,397.9    3,447.0

CANADA
Revenue................................................  $  342.2   $  344.6   $  343.0
Income (loss) from operations before depreciation and
  amortization*........................................      53.3      (37.9)      64.9
Total long-lived assets**..............................     336.5      317.6      441.6

----------------

 * As reported under Canadian GAAP.

** Long-lived assets represent property, equipment and goodwill as reported under Canadian GAAP.

CONSOLIDATED

                                                             YEAR ENDED AUGUST 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (DOLLARS IN MILLIONS)
Revenue................................................  $4,432.1   $4,418.3   $4,273.1
                                                         --------   --------   --------
Income (loss) from operations before depreciation and
  amortization as reported under Canadian GAAP.........     226.3     (721.7)     385.9
Adjustments to report under U.S. GAAP..................     194.7    1,105.1         --
Depreciation and amortization expense..................    (358.8)    (350.3)    (347.1)
                                                         --------   --------   --------
Income from operations.................................      62.2       33.1       38.8
Interest expense net of other income (loss)............     (12.4)    (261.6)    (285.8)
Other financing related expenses.......................     (44.7)     (63.8)    (101.5)
Income tax recovery (expense)..........................       9.8       45.8     (261.8)
                                                         --------   --------   --------
Income (loss) from continuing operations before
  cumulative effect of change in accounting
  principle............................................  $   14.9   $ (246.5)  $ (610.3)
                                                         ========   ========   ========
Total identifiable assets of segments as reported under
  Canadian GAAP........................................  $3,535.4   $3,616.2   $4,714.7
Adjustments to report under U.S. GAAP..................   2,120.7    2,010.0      920.7
Corporate assets.......................................     555.7      593.6      473.2
                                                         --------   --------   --------
Total assets...........................................  $6,211.8   $6,219.8   $6,108.6
                                                         ========   ========   ========
Capital expenditures
-- sustenance and expansion (net)......................  $  270.5   $  278.4   $  255.9
-- acquisitions........................................       3.6        2.0       67.5

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     The adjustments to report the income from operations under U.S. GAAP relate to the goodwill impairment losses taken under Canadian GAAP. Under Canadian GAAP, the Company's accounting policy is based on the ability to recover the unamortized balance of goodwill from the estimated fair value of the underlying business determined from independent valuations (see Note 28).

     The adjustments to report the total assets under U.S. GAAP relate to the goodwill impairment losses described above, the effects of not applying SOP 98-5 under Canadian GAAP and the other comprehensive income (loss) amounts affecting identifiable assets (see Note 28).

NOTE 22 -- CONDENSED COMBINED FINANCIAL STATEMENTS OF ENTITIES IN REORGANIZATION
           PROCEEDINGS

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 2002

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Revenue...................................     $    --          $4,432.1          $   --        $4,432.1
Operating expenses........................        12.2           4,357.7              --         4,369.9
Intercompany management fees (income).....       (68.3)             68.3              --              --
                                               -------          --------          ------        --------
Income from operating segments............        56.1               6.1              --            62.2
Interest expense net of other income......         7.8             (20.2)             --           (12.4)
Intercompany interest income (expense)....       240.4            (240.4)             --              --
Other financing related expenses..........       (29.7)            (15.0)             --           (44.7)
Equity loss of intercompany investments...      (149.0)               --           149.0              --
                                               -------          --------          ------        --------
Income (loss) before income taxes.........       125.6            (269.5)          149.0             5.1
Income tax recovery (expense).............        10.1              (0.3)             --             9.8
Intercompany transfer of income tax
  losses..................................      (120.8)            120.8              --              --
                                               -------          --------          ------        --------
Net income (loss).........................     $  14.9          $ (149.0)         $149.0        $   14.9
                                               =======          ========          ======        ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

                 CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                             AS OF AUGUST 31, 2002

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Current assets............................     $   80.2         $1,036.4        $      --       $1,116.6
Intercompany receivables and
  investments.............................      4,859.4               --         (4,859.4)            --
Long-term investments.....................         11.7            406.2               --          417.9
Property and equipment....................          3.8          1,673.9               --        1,677.7
Goodwill..................................           --          2,976.8               --        2,976.8
Other assets..............................           --             22.8               --           22.8
                                               --------         --------        ---------       --------
                                               $4,955.1         $6,116.1        $(4,859.4)      $6,211.8
                                               ========         ========        =========       ========

Current liabilities.......................     $   12.1         $  622.0        $      --       $  634.1
Intercompany payables.....................           --            897.5           (897.5)            --
Non-current liabilities...................         11.8            634.7               --          646.5
Liabilities subject to compromise.........      3,977.1               --               --        3,977.1
Shareholders' equity......................        954.1          3,961.9         (3,961.9)         954.1
                                               --------         --------        ---------       --------
                                               $4,955.1         $6,116.1        $(4,859.4)      $6,211.8
                                               ========         ========        =========       ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                           YEAR ENDED AUGUST 31, 2002

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Net cash provided by operating
  activities..............................      $ 49.5           $ 384.3          $   --        $ 433.8
                                                ------           -------          ------        -------
Cash flows from investing activities:
  Purchases of property and equipment.....        (0.1)           (283.2)             --         (283.3)
  Proceeds from sale of property and
     equipment............................          --              45.5              --           45.5
  Proceeds from sale of assets............         1.2               3.0              --            4.2
  Net increase in investments.............          --             (37.1)             --          (37.1)
  Increase in intercompany investment.....       (40.0)               --            40.0             --
  Other investing activities..............          --              (5.0)             --           (5.0)
                                                ------           -------          ------        -------
Net cash provided by (used in) investing
  activities..............................       (38.9)           (276.8)           40.0         (275.7)
                                                ------           -------          ------        -------
Cash flows from financing activities:
  Net repayments of long-term debt........          --             (95.8)             --          (95.8)
  Proceeds from share issues..............          --              40.0           (40.0)            --
                                                ------           -------          ------        -------
Net cash used in financing activities.....          --             (55.8)          (40.0)         (95.8)
                                                ------           -------          ------        -------
Net increase in cash and cash
  equivalents.............................        10.6              51.7              --           62.3
Cash and cash equivalents at:
  Beginning of year.......................        41.9             239.3              --          281.2
                                                ------           -------          ------        -------
  End of year.............................      $ 52.5           $ 291.0          $   --        $ 343.5
                                                ======           =======          ======        =======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 2001

                                              ENTITIES IN     ENTITIES NOT IN
                                             REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                              PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                             --------------   ---------------   ------------   ------------
                                                                 (DOLLARS IN MILLIONS)
Revenue....................................     $     --         $ 4,418.3       $      --       $4,418.3
Operating expenses.........................         10.0           4,375.2              --        4,385.2
Intercompany management fees (income)......        (55.2)             55.2              --             --
                                                --------         ---------       ---------       --------
Income (loss) from operating segments......         45.2             (12.1)             --           33.1
Interest expense, net of other income
  (loss)...................................       (227.8)            (33.8)             --         (261.6)
Intercompany interest income (expense).....        482.7            (482.7)             --             --
Other financing related expenses...........        (48.1)            (15.7)             --          (63.8)
Impairment in value of intercompany
  investments..............................           --            (644.2)          644.2             --
Equity in earnings of intercompany
  investments..............................      1,374.1                --        (1,374.1)            --
                                                --------         ---------       ---------       --------
Income (loss) from continuing operations
  before income taxes......................      1,626.1          (1,188.5)         (729.9)        (292.3)
Income tax recovery (expense)..............         55.0              (9.2)             --           45.8
                                                --------         ---------       ---------       --------
Income (loss) from continuing operations...      1,681.1          (1,197.7)         (729.9)        (246.5)
Income (loss) from discontinued
  operations...............................       (255.2)          1,927.6              --        1,672.4
                                                --------         ---------       ---------       --------
Net income.................................     $1,425.9         $   729.9       $  (729.9)      $1,425.9
                                                ========         =========       =========       ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

                 CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                             AS OF AUGUST 31, 2001

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Current assets............................     $   68.1         $1,002.1        $      --       $1,070.2
Intercompany receivables and
  investments.............................      4,951.5               --         (4,951.5)            --
Long-term investments.....................         13.8            326.7               --          340.5
Property and equipment....................          4.0          1,676.7               --        1,680.7
Goodwill..................................           --          3,063.3               --        3,063.3
Other assets..............................           --             65.1               --           65.1
                                               --------         --------        ---------       --------
                                               $5,037.4         $6,133.9        $(4.951.5)      $6,219.8
                                               ========         ========        =========       ========

Current liabilities.......................     $   10.2         $  579.4        $      --       $  589.6
Intercompany payables.....................           --          4,311.8         (4,311.8)            --
Non-current liabilities...................         19.2            603.0               --          622.2
Liabilities subject to compromise.........      3,978.5               --               --        3,978.5
Shareholders' equity......................      1,029.5            639.7           (639.7)       1,029.5
                                               --------         --------        ---------       --------
                                               $5,037.4         $6,133.9        $(4,951.5)      $6,219.8
                                               ========         ========        =========       ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                           YEAR ENDED AUGUST 31, 2001

                                                         ENTITIES IN     ENTITIES NOT IN
                                                        REORGANIZATION   REORGANIZATION    CONSOLIDATED
                                                         PROCEEDINGS       PROCEEDINGS        TOTALS
                                                        --------------   ---------------   ------------
                                                                     (DOLLARS IN MILLIONS)
Net cash provided by operating activities.............     $  85.6           $ 362.1         $ 447.7
                                                           -------           -------         -------
Cash flows from investing activities:
  Purchases of property and equipment.................          --            (267.3)         (267.3)
  Proceeds from sale of property and equipment........          --              21.8            21.8
  Proceeds from sale of assets........................         1.4              18.9            20.3
  Net decrease (increase) in investments..............         3.1             (48.6)          (45.5)
  Other investing activities..........................          --             (10.8)          (10.8)
                                                           -------           -------         -------
Net cash provided by (used in) investing activities...         4.5            (286.0)         (281.5)
                                                           -------           -------         -------
Cash flows from financing activities:
  Net proceeds from issue of long-term debt...........          --               7.0             7.0
  Change in intercompany accounts.....................      (770.8)            770.8              --
                                                           -------           -------         -------
Net cash (used in) provided by financing activities...      (770.8)            777.8             7.0
                                                           -------           -------         -------
Net increase (decrease) in cash and cash
  equivalents.........................................      (680.7)            853.9           173.2
Cash and cash equivalents at:
  Beginning of period.................................       722.6            (614.6)          108.0
                                                           -------           -------         -------
  End of year.........................................     $  41.9           $ 239.3         $ 281.2
                                                           =======           =======         =======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 23 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                         1ST        2ND        3RD        4TH       TOTAL
                                       --------   --------   --------   --------   --------
                                          (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenue
  -- 2002............................  $1,161.8   $1,105.6   $1,187.3   $  977.4   $4,432.1
  -- 2001............................   1,168.8    1,105.3    1,188.0      956.2    4,418.3
Income (loss) from operating segments
  -- 2002............................      53.6       27.2       62.1      (80.7)      62.2
  -- 2001............................      81.2       19.6       71.1     (138.8)      33.1
Income (loss) from continuing
  operations
  -- 2002............................      33.0        7.3       42.8      (68.2)      14.9
  -- 2001............................     (22.5)     (77.3)     (25.8)    (120.9)    (246.5)
Income (loss) from discontinued
  operations (Note 13)
  -- 2002............................        --         --         --         --         --
  -- 2001............................       9.0        5.4        5.2    1,652.8    1,672.4
Net income (loss)
  -- 2002............................      33.0        7.3       42.8      (68.2)      14.9
  -- 2001............................     (13.5)     (71.9)     (20.6)   1,531.9    1,425.9
Earnings (loss) per share (Note 16)
Continuing operations
  -- 2002............................  $   0.10   $   0.02   $   0.13   $  (0.20)  $   0.05
  -- 2001............................     (0.07)     (0.24)     (0.08)     (0.37)     (0.76)
Discontinued operations
  -- 2002............................        --         --         --         --         --
  -- 2001............................      0.03       0.02       0.01       5.07       5.13
Net earnings (loss)
  -- 2002............................      0.10       0.02       0.13      (0.20)      0.05
  -- 2001............................     (0.04)     (0.22)     (0.07)      4.70       4.37

     The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and discount rate. During the fourth quarters of fiscal 2002 and fiscal 2001, the Company recorded significant charges relating to claims liability and professional liability reserves (totaling approximately $65 million and $113 million, respectively) in addition to projected amounts. The reserves were increased based on the fiscal year end actuarial reports. These reports differed significantly from the mid-year actuarial reports, because of changes to a number of the assumptions noted above.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 24 -- FURTHER INFORMATION REGARDING SAFETY-KLEEN CORP.

  2001 LOSS RELATING TO SAFETY-KLEEN

     The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

     During fiscal 2001, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to guarantees of certain industrial revenue bonds, (iii) $7.8 million related to insurance matters, (iv) $6.0 million related to guarantees of performance bonds and (v) $0.7 million related to certain other litigation matters. Items (i),
(ii) and (v) are included in liabilities subject to compromise. These items are described further in the following paragraphs.

     (i) Following Safety-Kleen's filing for petition for chapter 11 relief, the Debtors asserted various claims against Safety-Kleen, and Safety-Kleen and various Safety-Kleen constituencies, including certain current directors of Safety-Kleen (the "Safety-Kleen Directors") and Toronto Dominion (Texas), Inc. ("TD-Texas"), as administrative agent for the secured lenders of Safety-Kleen, asserted various claims against the Debtors. In November 2001, the bankruptcy court hearing Safety-Kleen's chapter 11 proceedings and the Bankruptcy Court held a joint conference and determined that mediation would occur for the claims between the Debtors and the various Safety-Kleen constituencies. Certain claims asserted by the former corporate secretary and general counsel (Mr. Taylor) of Safety-Kleen and certain of its predecessors and by the former chief financial officer (Mr. Humphreys) of Safety-Kleen were not included in the mediation.

     The mediation proceedings were held in April 2002 and, on July 18, 2002, the parties to the mediation announced that they had reached a resolution. Upon approval of the Bankruptcy Court, the Canadian Court and the bankruptcy court hearing Safety-Kleen's chapter 11 cases and upon fulfillment of certain contingencies, the Company has agreed to withdraw with prejudice its claim of up to $6.5 billion in Safety-Kleen's bankruptcy proceedings, the Company will allow a claim of $225.0 million as a general unsecured claim in Class 6 under its plan of reorganization in favor of Safety-Kleen and the other claims asserted against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group will be deemed withdrawn with prejudice. In addition, as part of this compromise and settlement, claims against Safety-Kleen by certain current and former Company officers and directors for indemnity and contribution will be deemed withdrawn with prejudice.

     On August 16, 2002, the bankruptcy court hearing Safety-Kleen's chapter 11 proceeding approved the settlement. On August 30, 2002, the Bankruptcy Court approved the settlement. On September 11, 2002, the Canadian Court approved the settlement. As part of the compromise and settlement, the Company will be released from its indemnification obligations relating to the Marine Shale Processors and Mercier, Quebec facilities. As a condition to the allowance of the general unsecured claim in favor of Safety-Kleen, Safety-Kleen will cause the claim of the South Carolina Department of Health and Environmental Control ("DHEC") against the Company be withdrawn with prejudice. Safety-Kleen announced a settlement with DHEC in mid October 2002. Releases satisfactory to the parties will be exchanged, and there will be no admission of liability by any party to the agreement or any person providing releases under the agreement. As a result, the Company provided $225.0 million in fiscal 2001 to reflect this settlement and the claim allowed to Safety-Kleen and for the termination of the Company's claims for indemnification, contribution or subrogation from Safety-Kleen and the Safety-Kleen Directors, as well as the termination of claims

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group, including the claims brought by TD-Texas.

     (ii) In addition, the Company guaranteed two industrial revenue bonds of Safety-Kleen. These bonds are partially secured by the assets of the Safety-Kleen facilities to which these bonds relate. The Company received a demand for payment of liabilities under an indenture dated as of May 1, 1993 between the Industrial Development Board of the Metropolitan Government of Nashville and Davidson County and The Bank of New York as successor to Nationsbank of Tennessee, N.A. and under an indenture dated as of August 1, 1995 between Tooele County, Utah and U.S. Bank. In connection with the Safety-Kleen settlement described above, the Company no longer has indemnification or set-off rights against Safety-Kleen with respect to these obligations. The Company provided $15.7 million for this matter in 2001, which is reflected as a liability subject to compromise. The amount is comprised of amounts owing by Safety-Kleen with respect to these bonds in excess of the security in place.

     (iii) Prior to September 1, 2000, the Company provided to Safety-Kleen and certain of its affiliates, financial and management services, including the provision of general liability and workers' compensation insurance. These service arrangements were provided on an arm's-length basis on terms comparable to those available in transactions with unaffiliated parties. Because of the Safety-Kleen settlement described above, the Company remains obligated for the provision of general liability and workers' compensation insurance provided prior to September 1, 2000. As a result, the Company provided $7.8 million relating to this matter during fiscal 2001.

     (iv) In connection with a guaranty given by the Company with respect to certain surety bonds issued by American International Group, Inc. ("AIG") on behalf of Safety-Kleen (the "AIG Bonds"), the Company provided, during fiscal 2001, for a liability of $6.0 million. The surety bond was called because Safety-Kleen did not meet its obligations under the contract relating to the bond. The $6.0 million represents the amount estimated as necessary to complete the contract. The Company has provided $5.0 million in cash to AIG to secure its guaranty obligations concerning the AIG Bonds.

     (v) On April 23, 2001, an action was filed by Union Pacific Corporation ("UPC") in the United States District Court for the Eastern District of Texas against the Company. UPC sought declaratory judgment that it had no obligation to indemnify the Company for claims brought against the Company and seeking return of $0.7 million paid to the Company in connection with their joint representation. UPC filed a motion with the Bankruptcy Court on August 9, 2001 seeking relief from the automatic stay to allow its action to proceed in the Texas court. In January 2002, the Company advised the Bankruptcy Court that it reached an agreement with UPC that UPC had an Allowed Claim in the Company's estate in the amount of approximately $0.7 million. The Company provided for the full amount during fiscal 2001.

  OTHER GUARANTEE

     On May 15, 1997, the Company had entered into a guarantee agreement in favor of Westinghouse Electric Corporation (the "Westinghouse Guarantee") wherein the Company guaranteed payment of a promissory note in the amount of $60.0 million payable by Safety-Kleen to Westinghouse Electric Corporation. Westinghouse Electric Corporation subsequently assigned its interest in the note and guarantee to third parties. Safety-Kleen failed to make payment of interest due on the note on May 30, 2000. The third parties, by notices dated March 13, 2000 and June 7, 2000 demanded that the Company immediately pay in full the principal amount of the note of $60.0 million plus any unpaid interest. The third parties filed a complaint demanding judgment against the Company in the amount of $60.0 million. Judgment was entered in favor of the third parties on August 8, 2000. The Company has fully provided for the judgment by recording a liability totaling $61.6 million (including $1.6 million of unpaid interest as of

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

May 30, 2000) during fiscal 2000, which is included in liabilities subject to compromise. Subject to the approval of the Bankruptcy Court and the Canadian Court, the Company has agreed to resolve this matter by allowing a claim of $71.4 million (comprised of the $61.6 million described above plus $9.8 million of interest accrued and expensed to June 28, 2001) as a general unsecured claim in Class 6 under its plan of reorganization in favor of the holder of the note.

NOTE 25 -- FURTHER INFORMATION ON STOCK OPTION AND STOCK PURCHASE PLANS

  (A)  EMPLOYEE STOCK OPTIONS PLANS

     At August 31, 2002, a total of 13,483,241 aggregate options to purchase Common Shares were outstanding under the 1991 and 1998 Employee Stock Option Plans. Of these options; 1,146,393 vested and became exercisable on October 1, 2000 and terminate, subject to conditions of services, on September 30, 2005. Another 5,051,198 options vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003. These options vest immediately upon a change of control of the Company and are for a term of ten years. All other options granted under these two plans are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each twelve month period thereafter on a cumulative basis during the succeeding four years. The plans provide for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. All options are subject to certain conditions of service and, in certain circumstances, a non-competition agreement.

     The following sets out information with respect to the employee stock option plans:

                                                         YEAR ENDED AUGUST 31,
                                                ---------------------------------------
                                                   2002          2001          2000
                                                -----------   -----------   -----------
Options outstanding at beginning of year......   14,408,118    15,126,168    11,009,525
Options granted during the year...............           --            --     5,819,500
Options terminated during the year............     (924,877)     (718,050)   (1,694,607)
Options exercised during the year.............           --            --        (8,250)
                                                -----------   -----------   -----------
Options outstanding at end of year............   13,483,241    14,408,118    15,126,168
                                                ===========   ===========   ===========
Options exercisable at end of year............   11,443,066     9,765,418     5,225,924
                                                -----------   -----------   -----------
Options available for future grants at end of
  year........................................    4,595,859     3,670,982     2,952,932
                                                -----------   -----------   -----------
Total exercise price of options outstanding at
  end of year ($ millions)....................  $      76.5   $      82.2   $      90.0
                                                ===========   ===========   ===========

OPTION PRICE RANGES:
--------------------
Options granted:........................  CDN$              --              --              --
                                          US$               --              --          $0.875
Options terminated:.....................  CDN$   $14.30-$19.90   $12.25-$19.90    $8.50-$22.75
                                          US$    $0.875-$15.25   $0.875-$15.25   $0.875-$15.25
Options exercised:......................  CDN$              --              --              --
                                          US$               --              --           $2.84
Options outstanding at year end:........  CDN$   $7.625-$20.30   $7.625-$20.30   $7.625-$20.30
                                          US$    $0.875-$15.25   $0.875-$15.25   $0.875-$15.25

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     During fiscal 2002, no Common Shares (2001 -- NIL; 2000 -- 8,250) were issued under the plans.

     If the plan of reorganization (as described in Note 1) is approved, all outstanding options will be cancelled.

  (B)  DIRECTORS' STOCK OPTION PLAN

     At August 31, 2002; 297,000 Common Shares were reserved for issuance on the exercise of options granted under the directors' stock option plan. All options under this plan are for a term of ten years from the date of the grant and become exercisable with respect to 20% of the total number of shares subject to the option on each of the five successive anniversaries of the date of the grant. Options are subject to certain conditions of service.

     During fiscal 2002, no options to purchase Common Shares were granted (2001 -- NIL; 2000 -- NIL) and no options were terminated (2001 -- NIL; 2000 -- 1,000).

     At August 31, 2002, the aggregate options outstanding entitled non-executive directors to purchase 180,000 (August 31, 2001 -- 180,000; August 31, 2000 -- 180,000) Common Shares at prices ranging from Cdn. $14.30 to $19.90 per share and U.S. $8.00 per share.

     During fiscal 2002, no Common Shares were issued under the plan (2001 -- NIL; 2000 -- NIL).

     If the plan of reorganization (as described in Note 1) is approved, all outstanding options will be cancelled.

  (C)  EMPLOYEE STOCK PURCHASE PLANS

     During fiscal 1999, the Company established the Employee Stock Purchase Plans (the "Plans"). The Plans are available to all non-unionized hourly and salaried employees of the Company, and its subsidiaries meeting certain eligibility requirements. Each eligible employee, who enrolled in the Plans, could elect to withhold from 1% to 10% of his or her salary or hourly earnings to a maximum $10,000 ($10,000 CDN for Canadian employees) in any six month stock purchase period. The accumulated payroll deductions are used to purchase Common Shares of the Company at a price equal to 85% of the lower of the fair market value of the Common Shares on the first and last days of the stock purchase period. Contributions have been suspended with effect from January 1, 2000.

     During fiscal 2002, no Common Shares (2001 -- no Common Shares;
2000 -- 420,865 Common Shares for proceeds of $1.9 million) were issued under the Plans.

  (D)  STOCK BASED COMPENSATION

     Effective January 1, 1996, SFAS 123 encourages, but does not require, companies to include in compensation costs the fair-value of stock options granted. The Company has decided not to adopt the fair-value method because the approval of the plan of reorganization (see Note 1) will result in the cancellation of all outstanding options. A company that does not adopt this new method must disclose pro forma net income and earnings per share giving effect to the method of compensation cost described in SFAS 123.

     No stock options were granted by the Company during fiscal 2002 and fiscal 2001. During fiscal 2000, the total value of 5,585,500 stock options that were granted, net of terminated options, was $2.7 million.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

     Stock options granted by the Company in fiscal 2000, (i) were granted at prices equal to the value of stock on the grant date, (ii) vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003; and (iii) expire 10 years subsequent to the grant date.

     The fair value of the options granted during fiscal 2000 was estimated using the Black-Scholes option-pricing model with the assumptions of a dividend yield of 0%, an expected volatility of 201%, a risk-free interest rate of 6.27%, and an expected life of three years.

     Under SFAS 123, the cost of stock compensation expense for the year ended August 31, 2002 would be $2.9 million (2001 -- $4.3 million; 2000 -- $4.2 million). The unrecognized value of $2.3 million would be charged to operations in future years according to the vesting terms of the options. The resulting pro forma net income and earnings per share for the year ended August 31, 2002, under SFAS 123, are $12.0 million and $0.04, respectively (2001 -- net income of $1,421.6 million and earnings per share of $4.36; 2000 -- a net loss of $2,257.3 million and a loss per share of $6.90).

     The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. The Company's adoption of SFAS 123 for pro forma disclosure purposes does not apply to awards prior to fiscal 1996.

NOTE 26 -- FURTHER INFORMATION ON LITIGATION

  SECURITIES LITIGATION -- SHAREHOLDER ACTIONS

     As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

     Three actions, filed against the Company and others, are pending in the United States District Court for the District of South Carolina. These cases have been consolidated. Plaintiffs seek to represent a class of purchasers of common stock of the Company for the period of October 15, 1997 through March 13, 2000. Claims are asserted against the Company under Section 10(b) of the United States Securities Exchange Act of 1934 (the "Exchange Act") and SEC rule 10b-5 based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company. Plaintiffs have withdrawn their initial consolidated complaint in this matter. On May 21, 2001, plaintiffs filed a second amended consolidated complaint. The amended complaint repeats the allegations of the withdrawn complaint and adds allegations that the Company's financial statements had accounting irregularities including financial statement information relating to American Medical Response, Inc., a subsidiary of the Company. The court denied motions to dismiss filed by other defendants after the Company filed its voluntary petition for reorganization.

     On September 18, 2000, the Company was added as a defendant in a consolidated amended securities fraud class action complaint that had previously been pending in the United States District Court for the District of South Carolina against Safety-Kleen and others. Safety-Kleen, which is in a chapter 11 reorganization proceeding, was dismissed as a defendant. In the currently active complaint, plaintiffs allege that, during the class period, the defendants disseminated to the investing public false and misleading financial statements and press releases concerning the financial statements and results of operations of LESI and Safety-Kleen. Plaintiffs further allege that the proxy statement, prospectus and registration statement pursuant to which LESI and Old Safety-Kleen were merged contained false and misleading financial information. Plaintiffs assert claims under Section 10(b) and 20(a) of the Exchange Act and SEC rule 10b-5 on behalf of all classes and under Section 14(a) of the Exchange Act and Sections 11, 12(a)(2) and 15 of the United States Securities Act of 1933 (the "Securities Act") on behalf of the so-called "merger class." The only claims asserted against the Company prior to its voluntary bankruptcy

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

filings were under Section 20(a) of the Exchange Act and Section 15 of the Securities Act. The Company and other defendants moved to dismiss this action. On May 15, 2001, the court entered an order denying the motions to dismiss all defendants except one. The Company answered the consolidated amended complaint on June 22, 2001, denying any liability. A further amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 18, 2002, the court certified the plaintiffs in this case as representatives of two classes: (1) a class consisting of persons who purchased either (a) common stock of LESI between July 9, 1997 through July 1, 1998; or (b) Safety-Kleen common stock between July 1, 1998 through March 6, 2000 and suffered damages; and (2) a "merger class" of persons who exchanged Old Safety-Kleen common stock for LESI common stock in the merger of LESI and Old Safety-Kleen completed on May 18, 1998. On July 5, 2002, some defendants filed an appeal seeking review of that certification decision. On August 9, 2002, the appellate court denied leave to appeal the certification decision.

     A consolidated amended class action complaint for violations of federal securities laws was filed in the United States District Court for the District of South Carolina against parties other than the Company. Plaintiffs in this case sought to amend the complaint to add the Company and additional parties as defendants. Plaintiffs sought to represent a class of all persons who were former shareholders of Rollins Environmental Services, Inc. and who received or should have received the proxy statement with respect to the May 13, 1997 Special Meeting of Stockholders convened to vote on the acquisition of LESI. In this complaint, the plaintiffs alleged that the defendants caused to be disseminated a proxy statement that contained misrepresentations and omissions of a materially false and misleading nature. Claims were asserted against the Company under Sections 14(a) and 20(a) of the Exchange Act. The Company moved to dismiss the claims asserted against it. The court granted the Company's motion to dismiss on June 7, 2001. Motions to dismiss certain of the other defendants were denied. On June 11, 2001, plaintiffs filed a motion seeking leave to file an amended complaint that asserts a common law claim for negligent misrepresentation against the Company. The court granted the motion after the Company's voluntary petition for reorganization, then subsequently vacated its order granting the motion with respect to the Company. An amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 14, 2002, the court granted a motion to dismiss the state law claims asserted against PricewaterhouseCoopers LLP (US) and PricewaterhouseCoopers LLP (Canada). In July 2002, plaintiffs filed a motion for reconsideration of the court's dismissal; the court denied the motion for reconsideration.

     Certain of the defendants in the above referenced actions asserted claims for indemnification against the Company. As a result of the Safety-Kleen settlement (see Note 13), claims of the seven Safety-Kleen Directors will be withdrawn with prejudice. The Safety-Kleen settlement would not affect the claims of Messrs. Humphreys and Taylor.

  SECURITIES LITIGATION -- BONDHOLDER ACTIONS

     As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

     On September 24, 2000, a complaint was filed in the United States District Court for the Southern District of New York against the Company and others. In response to a motion to dismiss filed by certain defendants, plaintiffs filed an amended complaint on March 15, 2001 adding a defendant, and seeking to represent a class of all persons and entities that purchased certain of the Debentures of the Company (issued September 24, 1997; April 23, 1998 and August 6, 1999) during the period September 24, 1997 through and including May 12, 2000 and suffered damages. Plaintiffs assert claims under Sections 11, 12

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

and 15 of the Securities Act and the common law of South Carolina, alleging that the registration statement and prospectus for the Debentures contained misleading statements with respect to the Company's financial condition and the relative priority of the Debentures. In addition, plaintiffs contend that the Company's financial statements were materially false due to the inclusion of financial information from Safety-Kleen. The Company filed a motion with the Judiciary Panel on Multi-district Litigation (the "JPML") to transfer the above action currently pending in the Southern District of New York to the District of South Carolina. On April 19, 2001, the JPML granted this motion and the action was transferred to the District of South Carolina.

     A securities fraud class action complaint has been filed in the United States District Court for the District of South Carolina on August 14, 2000 against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain of the Debentures during the period from October 15, 1997 through and including March 13, 2000. On May 11, 2001, plaintiffs filed an amended complaint, including an additional defendant. Plaintiffs allege that, during the class period, defendants disseminated to the investing public false and misleading financial statements and press releases concerning the relative priority of the Debentures and the Company's publicly reported financial condition and future prospects based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company and its failure to disclose that the billing practices of certain of its healthcare businesses did not comply with applicable governmental regulations. Claims are asserted against the Company and others under Section 10(b) of the Exchange Act and SEC rule 10b-5 promulgated thereunder.

     The above two actions were consolidated by order of the South Carolina federal court dated June 20, 2001. In addition to the Company, the defendants include certain current and former officers and directors of the Company, the underwriters for the Company's bonds, PricewaterhouseCoopers LLP (Canada), the Company's auditors, and PricewaterhouseCoopers LLP (US), Safety-Kleen's former auditors. The federal court in South Carolina ordered mediation of the claims brought in the consolidated action. The Bankruptcy Court approved the Company's continued participation in the mediation. On January 9, 2002, the Company announced that it had reached an agreement in principle with all parties to settle the above two actions. The proposed settlement of the class action litigation provides for a release of all claims that the plaintiffs have and may have against the Company and the other defendants. The other defendants, including the Company, will also release certain claims. On July 29, 2002, the Company announced the execution of the definitive settlement agreement. On August 30, 2002, the Bankruptcy Court approved the Company's participation in the settlement. On September 11, 2002, the Canadian Court approved the Company's participation in the settlement. On December 17, 2002, the settlement was approved by the federal court in South Carolina. Certain aspects of the settlement are subject to the following conditions: (i) the entry of an order by the Canadian Court relating to insurance payments; and (ii) confirmation of a satisfactory plan of reorganization for the Company.

     On December 12, 2000, a securities fraud class action complaint was filed in the United States District Court for the Southern District of New York against the Company and others. On January 17, 2001, plaintiff filed an amended complaint to add others as defendants. The complaint alleged that defendants disseminated to the investing public false and misleading financial statements and press releases concerning the Company's obligations with respect to the 1992 Indenture, the Facility and the 1997 Indenture. On April 18, 2001, plaintiff filed a motion to dismiss this case as to the Company and others without prejudice and as to certain of the current directors of the Company with prejudice. The Company filed a response, seeking to have the claims against them dismissed with prejudice. On June 19, 2001, the court dismissed the case with prejudice as to all remaining defendants. On July 2, 2001, plaintiff filed a motion for reconsideration or clarification of that decision. On August 13, 2001, the court denied the

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

motion to reconsider and confirmed the dismissal with prejudice. Plaintiff has filed an appeal. An agreement in principle to settle this action has been reached, and the settlement is expected to be finalized in the context of the settlement of the bondholder actions discussed above.

     Concurrently with the proposed settlement, an agreement in principle was reached to settle a class action by the Company's bondholders against Citibank, N.A., the indenture trustee for the Debentures, subject to court approval.

     If the settlement of the bondholder actions described above is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million, and the estate of the Company would receive $12.5 million.

     A consolidated class action complaint was filed in federal court in South Carolina on January 23, 2001. This amended complaint consolidates allegations originally brought by plaintiffs in the South Carolina District Court action and in the Delaware District Court, both against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain bonds issued by Safety-Kleen or its predecessor, LESI, from April 17, 1998 through March 6, 2000. Plaintiffs allege that the defendants controlled the functions of Safety-Kleen, including the content and dissemination of its financial statements and public filings, which plaintiffs contend to be false and misleading. Claims asserted against the Company under Sections 10 and 20 of the Exchange Act, SEC rule 10b-5 and Section 15 of the Securities Act. On March 12, 2001, the Company filed a motion to dismiss the consolidated class action complaint. After the Company filed for bankruptcy protection, the court entered an order dismissing all claims against all defendants based on the Securities Act. On June 14, 2002, the court granted plaintiffs' motion for reconsideration in part and allowed the assertion of claims under Section 11(a) of the Securities Act on behalf of "after-market purchasers" of the bonds.

     A complaint for violation of California Corporate Securities Law of 1968 and for common law fraud and negligent misrepresentation was filed on March 5, 2001 in the Superior Court of the State of California, County of Sacramento against the Company and others. Plaintiffs in this case seek to represent a class of purchasers or acquirers of certain bonds issued by the California Pollution Control Financing Authority on July 1, 1997 secured by an indenture agreement with LESI and its successor Safety-Kleen in their initial offering on July 1, 1997 and retained through March 6, 2000. The action alleges that defendants made written or oral communications containing false statements or omissions about LESI's and Safety-Kleen's business, finances and future prospects in connection with the offer for sale of those bonds and that plaintiffs bought and retained the bonds in reliance on said statements and were injured thereby. The Company was not served with this complaint until the day after it filed its voluntary petition for reorganization. Subsequent to the Company's filing, certain of the other defendants filed motions to dismiss the action on the grounds that the California court lacked personal jurisdiction over them, and the California court granted the motion and dismissed the action as to those defendants on October 26, 2001. Plaintiffs have filed an appeal from that dismissal.

NOTE 27 -- ACCOUNTS RECEIVABLE AND REVENUE

     The trade accounts receivable is net of an allowance for doubtful accounts of $ 4.6 million (August 31, 2001 -- $4.2 million) in the contract bus services and Greyhound businesses and net of $468.6 million (August 31, 2001 -- $534.7 million) of allowances for uncompensated care and contractual allowances in the healthcare services businesses.

     Revenue for the healthcare services businesses is reported net of allowances for uncompensated care and contractual allowances.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

NOTE 28 -- UNITED STATES AND CANADIAN ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with U.S. GAAP and conform in all material respects with Canadian GAAP, except as follows:

(1)  CONSOLIDATED FINANCIAL STATEMENTS

                                                            YEAR ENDED AUGUST 31,
                                                       -------------------------------
                                                        2002       2001        2000
                                                       -------   ---------   ---------
                                                            (DOLLARS IN MILLIONS)
Net income (loss) in accordance with U.S. GAAP.......  $  14.9   $ 1,425.9   $(2,253.1)
Effects of differences in accounting for:
  Costs of start-up activities(a)....................     (4.1)       (3.3)       22.7
  Impairment charges under Canadian GAAP(b)..........   (194.7)   (1,105.1)         --
  Reduced goodwill amortization(b)...................     59.5        25.3        25.3
  Change in income (loss) from discontinued
     operations(c)...................................       --      (941.7)      (32.3)
                                                       -------   ---------   ---------
       Net loss in accordance with Canadian GAAP.....  $(124.4)  $  (598.9)  $(2,237.4)
                                                       =======   =========   =========
       Basic and diluted net income (loss) per
          share......................................  $ (0.38)  $   (1.84)  $   (6.84)
                                                       =======   =========   =========

     The amounts in the consolidated balance sheets that materially differ from those reported under U.S. GAAP are as follows:

                                                      AUGUST 31, 2002         AUGUST 31, 2001
                                                   ---------------------   ---------------------
                                                     U.S.      CANADIAN      U.S.      CANADIAN
                                                     GAAP        GAAP        GAAP        GAAP
                                                   ---------   ---------   ---------   ---------
                                                               (DOLLARS IN MILLIONS)
ASSETS:
Other current assets(a)..........................  $    56.3   $    64.0   $    62.6   $    70.3
Long-term investments(d).........................      417.9       413.3       340.5       339.6
Goodwill(b)......................................    2,976.8       813.1     3,063.3     1,034.8
Pension asset(d).................................       10.8        43.1        45.2        45.2
Deferred charges(a)..............................       12.0        19.6        19.9        31.6
LIABILITIES AND SHAREHOLDERS' EQUITY:
Other long-term liabilities(d)...................      442.1       382.5       373.6       373.6
Cumulative foreign currency translation
  adjustments(d).................................         --      (171.4)         --      (169.3)
Deficit(a and b).................................   (1,017.7)   (3,166.1)   (1,032.6)   (3,041.7)
Accumulated other comprehensive loss(d)..........     (258.7)         --      (168.4)         --

  (A)  REPORTING ON THE COSTS OF START-UP ACTIVITIES

     As discussed in Note 2, the Company applied SOP 98-5 during fiscal 2000. During fiscal 2000, under U.S. GAAP, the Company expensed $27.3 million in unamortized costs of start-up activities as a change in accounting principle. Under Canadian GAAP, SOP 98-5 is not applicable. As a result, under Canadian GAAP, the Company did not record the $27.3 million change in accounting principle amount and continued with the policy of deferring start-up costs and amortizing the deferrals over a reasonable period representing an overall adjustment to conform to Canadian GAAP of $4.1 million expense, $3.3 million expense and $22.7 million income during fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEAR ENDED AUGUST 31, 2002 -- (CONTINUED)

  (B)  GOODWILL IMPAIRMENT

     During fiscal 2001, the Company changed its method of measuring goodwill impairment for Canadian GAAP. The method of impairment, under Canadian GAAP, is now based on the estimated fair value of goodwill determined from independent valuations of the underlying business. The current U.S. GAAP and the Company's former Canadian GAAP method of measuring goodwill impairment is based on the ability to recover the unamortized balance of goodwill from expected future operating cash flows on an undiscounted basis.

     The effect of the difference in policy between U.S. GAAP and Canadian GAAP was to produce during fiscal 2001 a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill for fiscal 2001 by $1,105.1 million and during fiscal 2002, a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill by $194.7 million. Under U.S. GAAP, the above mentioned impairment charges do not exist. In addition, during fiscal 1999, the Canadian GAAP policy produced an additional $974.0 million goodwill impairment charge in addition to the goodwill impairment charge taken for U.S. GAAP. As a result of the increased goodwill impairment charges, reduced goodwill amortization totaling $59.5 million (2001 -- $25.3 million; 2000 -- $25.3 million), has been recorded.

  (C)  LOSS FROM DISCONTINUED OPERATIONS

     As discussed in Note 13, the healthcare services businesses had been classified as discontinued operations. Any Canadian GAAP adjustments, noted above in (a) and (b) that directly affect the healthcare services businesses while they have been classified as discontinued operations, inversely affects the loss from discontinued operations in the consolidated statement of operations. As a result, under Canadian GAAP, the income from discontinued operations decreased by $941.7 million in fiscal 2001 (2000 -- $32.3 million increased loss from discontinued operations).

  (D)  COMPREHENSIVE INCOME

     U.S. GAAP requires that a comprehensive income statement be prepared. Under U.S. GAAP, SFAS No. 87, "Employers Accounting for Pensions", required the Company to record an increase in the additional minimum pension liability. Also, under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders' equity along with the cumulative foreign currency translation adjustments and the SFAS No. 87, pension adjustment. These amounts are reported under the caption "Accumulated other comprehensive loss".

     Canadian GAAP does not have the concept of comprehensive income (loss). The cumulative foreign currency translation adjustment is reported in a separate component of shareholders' equity. The SFAS No. 87 pension adjustment (August 31, 2002 -- $91.9 million, August 31, 2001 -- NIL) under U.S. GAAP is not recorded under Canadian GAAP. In addition, the recording of the available-for-sale securities at their fair values (August 31, 2002 -- $4.6 million, August 31, 2001 -- $0.9 million) is not recorded under Canadian GAAP.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS
         (ALL DOLLAR AMOUNTS ARE STATED IN UNITED STATES DOLLARS)

GENERAL

Voluntary petitions for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL") Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

Ability to continue operations

The consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

In addition, if the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. As a result, the reported amounts in the consolidated financial statements would materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that would ultimately result from the adoption of "fresh start" accounting.

Goodwill impairment

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company is required to adopt the provisions of SFAS No. 142 effective September 1, 2002. The composition of this goodwill by business segment is as follows: contract bus services - $656.7 million ($557.7 million in the school bus transportation unit and $99.0 million in the municipal transit and paratransit bus transportation unit), Greyhound -$482.9 million and healthcare services - $1,837.2 million ($1,328.7 million in the healthcare transportation services unit and $508.5 million in the emergency management services unit). The Company believes that substantially all of the goodwill in its Greyhound and healthcare services segments and the municipal transit and paratransit bus transportation unit of its contract bus services segment and a portion of the goodwill in the school bus transportation unit of its contract bus services segment will be written off upon the adoption of SFAS No. 142 (see
Note 2 of the Notes to the Consolidated Financial Statements).


CONSOLIDATED STATEMENTS OF OPERATIONS

Items in the consolidated statements of operations for the three years ended August 31, 2002 as a percentage of total revenue and the percentage changes in dollar amounts of the items compared to the previous year are as follows:

                                                  PERCENTAGE OF REVENUE                   PERCENTAGE INCREASE (DECREASE)
                                          ------------------------------------      -------------------------------------------
                                                  Year Ended August 31,              YEAR 2002      Year 2001       Year 2000
                                            2002         2001           2000         OVER 2001      Over 2000       Over 1999
                                          --------      -------        -------      -----------    -----------     ------------
REVENUE .............................       100.0%       100.0%         100.0%          0.3%             3.4%           15.1%
Operating expenses ..................        80.1         80.9           80.2          (0.6)             4.4            20.5
Selling, general and
   administrative expenses ..........        10.4         10.4           10.8          (0.3)            (0.4)           34.2
                                            -----        -----          -----
INCOME FROM OPERATIONS
   BEFORE DEPRECIATION AND
   AMORTIZATION EXPENSES AND
   GOODWILL IMPAIRMENT LOSSES .......         9.5%         8.7%           9.0%          9.8             (0.6)          (26.5)
                                            -----        -----          -----          ----             ----           -----

REVENUE

The sources of revenue and changes by business segment are as follows: ($ in millions)

Year Ended August 31,                  2002                        2001                           2000
---------------------           -------------------          ------------------            --------------------
Contract bus services ......    $1,789.2      40.4%          $1,774.2     40.2%            $1,728.1       40.5%
Greyhound ..................     1,223.7      27.6            1,254.8     28.4              1,197.8       28.0
Healthcare services ........     1,419.2      32.0            1,389.3     31.4              1,347.2       31.5
                                --------     -----           --------    -----             --------      -----
                                $4,432.1     100.0%          $4,418.3    100.0%            $4,273.1      100.0%
                                ========     =====           ========    =====             ========      =====

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                                             PERCENTAGE INCREASE (DECREASE)
                                                                   -------------------------------------------------
                                                                     YEAR 2002        Year 2001          Year 2000
                                                                     OVER 2001        Over 2000          Over 1999
                                                                   ------------      -----------       -------------
INCREASE IN REVENUE AS A RESULT OF ACQUISITIONS
Contract bus services ......................................           --%                 0.3%              0.4%
Greyhound ..................................................           --                  0.5              13.6
Healthcare services ........................................           --                  0.1               0.8
                                                                     ----                  ---              ----
   Subtotal ................................................           --                  0.9              14.8
                                                                     ----                  ---              ----
FOREIGN EXCHANGE RATE CHANGES
Contract bus services ......................................         (0.1)                (0.1)              0.1
Greyhound ..................................................         (0.1)                (0.2)              0.1
Healthcare services ........................................           --                   --                --
                                                                     ----                  ---              ----
   Subtotal ................................................         (0.2)                (0.3)              0.2
                                                                     ----                  ---              ----
OTHER, PRIMARILY THROUGH PRICE AND VOLUME CHANGES
Contract bus services ......................................          0.4                  0.9               1.8
Greyhound ..................................................         (0.6)                 1.1               1.8
Healthcare services ........................................          0.7                  0.8              (3.5)
                                                                     ----                  ---              ----
   Subtotal ................................................          0.5                  2.8               0.1
                                                                     ----                  ---              ----
Total ......................................................          0.3%                 3.4%             15.1%
                                                                     ====                  ===              ====

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                                             PERCENTAGE INCREASE (DECREASE)
                                                                   -------------------------------------------------
                                                                     YEAR 2002        Year 2001          Year 2000
                                                                     OVER 2001        Over 2000          Over 1999
                                                                   ------------      -----------       -------------
CONTRACT BUS SERVICES
Increase in revenue as a result of acquisitions ...........            --%                 0.8%              0.9%
Foreign exchange rate changes .............................          (0.2)                (0.3)              0.2
Other, primarily through price and volume changes .........           1.0                  2.2               4.2
                                                                     ----                  ---              ----
   Total ..................................................            0.8%                 2.7%              5.3%
                                                                     ----                  ---              ----
GREYHOUND
Increase in revenue as a result of acquisitions ...........           0.2%                 1.5%             81.5%
Foreign exchange rate changes .............................          (0.5)                (0.6)              0.7
Other, primarily through price and volume changes .........          (2.2)                 3.9              10.6
                                                                     ----                  ---              ----
   Total ..................................................          (2.5)%                4.8%             92.8%
                                                                     ----                  ---              ----
HEALTHCARE SERVICES
Increase in revenue as a result of acquisitions ...........            --%                 0.4%              2.0%
Foreign exchange rate changes .............................            --                   --                --
Other, primarily through price and volume changes .........           2.2                  2.7              (9.1)
                                                                     ----                  ---              ----
   Total ..................................................           2.2%                 3.1%             (7.1)%
                                                                     ====                  ===              ====

Increased revenue in the contract bus services segment is primarily attributable to price and volume growth. Contract price increases and additional routes more than offset contracts lost. Contracts lost during the year include contracts in Anchorage, Alaska; Indianapolis, Indiana and the voluntary exit from the contract in Baltimore, Maryland. The current period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The decrease in revenue in the Greyhound segment is primarily attributable to a decline in passengers partially offset by price increases over the same period last year. The decline in passengers was due to reduced ridership and travel service cancellations because of the impact of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The increase in price was due to a significant increase in the average trip length. The increase in trip length was a result of some airline passengers preferring to travel by bus rather than taking an airplane after September 11, 2001. The current year was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The increase in revenue in the healthcare services segment is primarily due to an increase in revenue per transport in the ambulance services business, the renegotiation of a significant ambulance service contract and the sale of previously written off emergency management services receivables. These increases were partially offset by a reduction in the number of transports provided in the ambulance services business.

Acquisitions by segment and the approximate aggregate annualized revenue acquired as at the dates of acquisition are as follows: ($ in millions)

                                                   NUMBER OF ACQUISITIONS
                                                -----------------------------
Year Ended August 31,                           2002         2001        2000
---------------------                           ----         ----        ----
Contract bus services ......................      7            1           6
Greyhound ..................................     --            2           3
Healthcare services ........................     --           --           7
                                                ---          ---         ---
                                                  7            3          16
                                                ===          ===         ===


                                                 ANNUALIZED REVENUE (APPROXIMATE)
                                               -----------------------------------
Year Ended August 31,                             2002         2001          2000
---------------------                          --------      -------       -------
Contract bus services .................         $  3.5       $   0.1       $  14.5
Greyhound .............................             --           3.0          37.0
Healthcare services ...................             --            --          28.0
                                                ------       -------       -------
                                                $  3.5       $   3.1       $  79.5
                                                ======       =======       =======



For each of the periods described below, revenue and growth in revenue from geographic components are as follows: ($ in millions)

                                                    REVENUE                                     PERCENTAGE INCREASE (DECREASE)
                       -----------------------------------------------------------------     ------------------------------------
                                              Year Ended August 31                           YEAR 2002    Year 2001     Year 2000
                                2002                   2001                2000              OVER 2001    Over 2000     Over 1999
                       ------------------     -----------------     --------------------     ---------    ---------     ---------
United States.....     $4,089.9     92.3%     $4,073.7     92.2%    $3,930.1       92.0%         0.4%         3.7%         15.3%
Canada............        342.2      7.7         344.6      7.8        343.0        8.0         (0.7)         0.5          12.4
                       --------    -----      --------    -----     --------      -----
                       $4,432.1    100.0%     $4,418.3    100.0%    $4,273.1      100.0%         0.3          3.4          15.1
                       ========    =====      ========    =====     ========      =====


In the United States, the growth in revenue for fiscal 2002 was primarily attributable to price and volume growth in the contract bus and healthcare services segments. In Canada, the decrease in revenue for fiscal 2002 was due to the weakening of the Canadian dollar against the U.S. dollar partially offset by price and volume growth in the contract bus and Greyhound segments. In both the United States and Canada, the growth in revenue for fiscal 2001 was primarily attributable to price and volume growth. For fiscal 2000, in both the United States and Canada, the growth in revenue was primarily attributable to acquisitions.


INCOME FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES AND GOODWILL IMPAIRMENTS AND THE COST OF OPERATIONS AND OPERATING PROFIT MARGINS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES AND GOODWILL IMPAIRMENTS

Income from operations before depreciation and amortization expenses and goodwill impairments from segment components are as follows: ($ in millions)

                                 INCOME FROM OPERATIONS BEFORE DEPRECIATION AND
                                 AMORTIZATION EXPENSES AND GOODWILL IMPAIRMENTS                       GROWTH RATES
                          -----------------------------------------------------------     ------------------------------------
                                              Year Ended August 31                        YEAR 2002    Year 2001     Year 2000
                                  2002                 2001                 2000          OVER 2001    Over 2000     Over 1999
                          ------------------   -----------------     ----------------     ---------    ---------     ---------
Contract bus services      $271.0      64.4%    $269.9     70.4%     $303.8     78.7%         0.4%       (11.2)%      (13.7)%
Greyhound                    53.6      12.7       85.4     22.2        93.2     24.2        (37.2)        (8.4)         3.7
Healthcare services          96.4      22.9       28.1      7.4       (11.1)    (2.9)       243.1          N/M          N/M
                           ------     -----     ------    -----      ------    -----
                           $421.0     100.0%    $383.4    100.0%     $385.9    100.0%         9.8         (0.6)       (26.5)
                           ======     =====     ======    =====      ======    =====


Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability insurance represent the major components of the cost of operations. Operating costs as a percentage of revenue were 90.5%, compared with 91.3% in 2001 and 91.0% in 2000.

The decrease in operating costs as a percentage of revenue in fiscal 2002 was the net result of reductions in accident claims costs (reductions in the healthcare services segment and the education services unit of contract bus services offset partially by increases in the Greyhound segment and the municipal transit and paratransit unit of contract bus services), reductions in fuel costs in both the contract bus services and Greyhound business segments and lower provisions for both Medicaid and Medicare reimbursement claims and for estimated exposure on professional liability insurance in the healthcare services business segment. In addition, improvements in revenue per transport in the healthcare services business resulted in a reduction in operating costs as a percentage of revenue. These improvements were partially offset by increases in wages and benefits in all three business segments, increased security costs and the write-off of an investment in the Greyhound business segment and increased professional liability costs in the healthcare services segment. In addition, reduced ridership volumes in the Greyhound business segment also partially offset the above-noted reductions in operating costs as a percentage of revenue.

The overall slight increase in operating costs as a percentage of revenue in fiscal 2001 was the net result of some significant increases in accident claims and energy (fuel and utility) costs together with provisions for Medicare and Medicaid reimbursement claims and a provision for estimated exposure on professional liability insurance. These cost increases were substantially offset by revenue growth from price and volume increases without a proportionate increase in operating costs, the benefit realized on an operating lease arrangement at a significant facility in the Greyhound segment and from other cost reductions. Accident claims and professional liability accruals increased by $126.9 million during fiscal 2001. The majority of the increase related to changes in estimates as to the ultimate cost of accidents, which occurred prior to fiscal 2001. These changes in estimates are expensed during the year in which the estimates change and they impacted each of the Company's three business segments. These were developed by an independent third-party actuary using actuarial principles and assumptions. As a result of significant increases in court awards and out-of-pocket settlements combined with double-digit healthcare cost inflation, the Company's actuary's projections increased significantly during each of the past two years. Energy costs, consisting of both fuel and utility costs, rose due to prevailing economic conditions. While fuel price increases were experienced throughout the operations, utility cost increases primarily impacted operations on the West Coast of the United States. Increased costs were partially offset in the Greyhound segment as a result of an increase in ticket prices to mitigate the increased fuel costs and from an increase in passenger volume. In addition, during fiscal 2001, the Company established a provision of $19.5 million for the settlement of government audits of the Company's Medicare and Medicaid reimbursement claims and provided $17.0 million for the estimated exposure on the Company's professional liability insurance with PHICO Insurance Company ("PHICO") relating to the emergency management services business. PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania on February 1, 2002, leaving the Company exposed for amounts not covered by the insurance guarantee funds provided by the respective states where the professional liability claims originated. (Refer to Note 9 of the Notes to the Consolidated Financial Statements). Partially offsetting these cost increases were revenue price increases throughout the Company and improved cash collection efforts at the healthcare services segment's billing operations.

For each of the periods described below, the operating profit margins before depreciation and amortization expenses of the individual segments and consolidated margins are as follows:

Year Ended August 31,                     2002          2001          2000
----------------------                   ------        ------        ------
Contract bus services ...............     15.1%         15.2%         17.6%
Greyhound ...........................      4.4           6.8           7.8
Healthcare services .................      6.8           2.0          (0.8)
Consolidated ........................      9.5           8.7           9.0

In fiscal 2002, the operating profit margin before depreciation and amortization expenses in the contract bus services segment was 15.1% compared to 15.2% in 2001. The increases in wages and benefits experienced throughout the segment, increased accident claims costs at the municipal transit and paratransit operations and other costs more than offset price increases, reduced fuel prices and reduced accident claims costs in the education services operations.

In fiscal 2001, the operating profit margin, before depreciation and amortization expenses, in contract bus services was 15.2% compared to 17.6% in 2000. The decrease in the operating margin was primarily due to an increase in accident claims and energy costs. Energy costs, consisting of both fuel and utility costs, have risen due to prevailing economic conditions. While fuel price increases were experienced throughout the segment, utility cost increases primarily impacted operations in the West Coast of the United States. In addition, the segment experienced an increase in driver related costs to remain competitive in a tight labor market and experienced an increase in health and welfare benefits due to premium increases.

In fiscal 2002, the operating profit margin before depreciation and amortization expenses in the Greyhound segment was 4.4% compared to 6.8% in 2001. The decrease in the operating margin was primarily from the reduced ridership, an increase in the proportion of revenue derived from long haul ticket sales, increased accident claims costs, increased security costs and the write-off of the Golden State Transportation investment. The decrease in overall ridership is because of the impact of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger, lower fuel prices and the general economic downturn. The increase in proportion of revenue derived from long haul ticket sales is the result of some airline passengers preferring to travel by bus rather than taking an airplane after September 11, 2001. Security costs have also increased in response to the September 11 and October 3, 2001 incidents.

In fiscal 2001, the operating profit margin, before depreciation and amortization expenses, at Greyhound decreased to 6.8% from 7.8% in 2000. The decrease in the operating margin was primarily due to an increase in accident claims and fuel costs. Fuel prices rose because of prevailing economic conditions. The increase in fuel costs in the Greyhound operations were more than offset by increases in ticket prices, but reduced operating margins as a result. In addition, the segment experienced, increased pension costs due to a combination of lower returns being experienced on the pension investment portfolio and a lower discount rate being used on the pension liabilities as well as an increase in health and welfare benefits due to premium increases. Partially offsetting the cost increases was a settlement received relating to the Port Authority Bus Terminal of New York license agreement. Greyhound paid a license fee to the Port Authority for use of the space; however, Greyhound disputed the amount charged. Greyhound accrued for the license fee based upon the agreement, but only paid to the Port Authority what was considered to be fair market value. During fiscal 2001, Greyhound settled with the Port Authority for the periods June 1999 through March 31, 2001 and recorded a reduction in license fees of approximately $7.5 million.

In fiscal 2002, the operating profit margin before depreciation and amortization expenses in the healthcare services segment was 6.8% compared to 2.0% for 2001. The increase in operating margin is due to reduced accident claims costs, an increase in revenue per transport as a result of an improvement in cash collections and a reduction in the two significant charges taken during fiscal 2001. In fiscal 2001, a provision of $19.5 million was recorded by the ambulance unit for the settlement of government audits of the unit's Medicare and Medicaid reimbursement claims and a provision for of $17.0 million was recorded by the emergency management services unit for the estimated exposure at that time on the Company's professional liability with PHICO (see below for further discussion). In fiscal 2002, an additional provision of $3.5 million was recorded by the Company's ambulance unit for settlement of government audits of the unit's Medicare and Medicaid reimbursement claims and an additional $5.0 million provision was recorded for the estimated exposure on the Company's professional liability insurance with PHICO. These items were partially offset by an increase in paramedic and physician wages to remain competitive in a labor market experiencing low unemployment rates and increased professional liability costs in the emergency management services business.

In fiscal 2001, the operating profit margin, before depreciation and amortization expenses in healthcare services increased to 2.0% from (0.8%) in 2000. The increase was primarily due to an increase in revenue as a result of an improvement in cash collections on accounts receivable due to increased collection efforts at the unit's billing operations. In addition, cash collections per transport improved because the segment's ambulance operations have not experienced billing operations consolidations and closings, which, in prior years, negatively affected cash collections. Partially offsetting this increase was a provision of $19.5 million recorded by the ambulance unit for the settlement of government audits of the unit's Medicare and Medicaid reimbursement claims and a provision of $17.0 million recorded by the emergency management services unit for an amount regarding the estimated exposure on the Company's professional liability insurance with PHICO. PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania on February 1, 2002, leaving the Company exposed for amounts not covered by the insurance guarantee funds provided by the respective states the professional liability claims originated (Refer to Note 9 of the Notes to the Consolidated Financial Statements). Also, the segment continued to experience an increase in accident claims costs and in paramedic and physician wages to remain competitive in a labor market experiencing low unemployment rates.

DEPRECIATION EXPENSE

Depreciation expense for fiscal 2002 increased slightly to $270.6 million from $261.1 million. The increase was due to the equipment purchases (largely vehicles) during fiscal 2002 that are more expensive than the original cost of the equipment being retired. As a result, depreciation expense increased.

Depreciation expense for fiscal 2001 increased nominally to $261.1 million from $255.8 million. The increase was due to the equipment purchases (largely vehicles) during fiscal 2001 that were more expensive than the original cost of the equipment being retired.


AMORTIZATION EXPENSE

Amortization expense for fiscal 2002 decreased slightly to $88.2 million from $89.2 million.

Amortization expense for fiscal 2001 decreased slightly to $89.2 million from $91.3 million in fiscal 2000.


SEASONALITY

Contract bus services historically experiences a significant decline in revenue and operating income in the fourth fiscal quarter due to school summer vacations. This impact is moderated somewhat by Greyhound. Greyhound experiences its most profitable operating results in the fourth fiscal quarter and during the holiday seasons. The healthcare services segment revenue is quite consistent throughout the year. Adverse winter weather may moderately affect all of the Company's operations during the Company's second fiscal quarter. See also Note 23 of Notes to Consolidated Financial Statements.


INTEREST EXPENSE

In fiscal 2002, interest expense decreased by 89.8% to $27.7 million from $270.9 million in 2001. No interest expense was accrued on pre-petition debt of the Debtors for fiscal 2002 and after June 28, 2001 for fiscal 2001. The total interest on pre-petition debt that was not accrued during the year was approximately $274.2 million (2001 - $50.3 million). Including this interest, total interest expense for fiscal 2002 would have been approximately $301.9 million (2001 - approximately $321.2 million), representing a 6.0% decrease from the prior period. The majority of this decrease was due to a decrease in the cost of borrowing as a result of prevailing interest rates.

In fiscal 2001, interest expense decreased by 1.5% to $270.9 million from $275.1 million in 2000. No interest expense was accrued on prepetition debt after June 28, 2001. The total interest on prepetition debt that was not accrued during the period June 29, 2001 to August 31, 2001 was approximately $50.3 million. Including this interest, total interest expense for fiscal 2001 would have been approximately $321.2 million, representing a 16.8% increase from fiscal 2000. The majority of this increase was due to an increase in the cost of borrowing as a result of the Company's financial condition.

OTHER FINANCING RELATED EXPENSES

The Company has incurred the following pre-tax charges as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totaling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1 of Notes to the Consolidated Financial Statements:


Year Ended August 31, ($ millions)                  2002         2001          2000
----------------------------------                 -------     --------      --------
Net hedging losses on interest rate swaps ......   $   --      $   --        $  71.7
Deferred financing costs .......................       --          --           15.3
Interest earned on cash accumulated during
   Chapter 11 and CCAA .........................     (1.4)       (0.2)            --
Professional fees and other costs ..............     46.1        64.0           14.5
                                                   ------      ------        -------
                                                   $ 44.7      $ 63.8        $ 101.5
                                                   ======      ======        =======


Prior to fiscal 2000, the Company had entered into interest rate swap contracts and interest rate options (collectively, the "Swaps") to lower funding costs and alter interest rate exposures. As a result of violations of the covenants under the Facility and the Debentures and the interest payment moratorium, the counterparties terminated all Swap contracts. In addition, the Swaps were no longer effective hedges, as the various debentures that they were hedging had become current obligations. Therefore, the market value of the Swaps as of the termination date of the Swap contracts of $89.5 million, net of deferred swap premiums of $17.8 million, was accrued and expensed during the year ended August 31, 2000.

Deferred financing costs totaling $15.3 million relating to the Debentures, which previously were being amortized over the life of the related debt instruments, were expensed during the year ended August 31, 2000.

Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization. None of these services were provided by the Company's independent auditors.

Upon successful completion of the proposed reorganization, the Company expects to pay completion fees which may be approximately $15 million. The Company has not accrued for these fees.


OTHER INCOME (LOSS)

In fiscal 2002, other income (loss) increased to $15.3 million from $9.3 million in fiscal 2001. The prior year included a $6.6 million loss realized on the sale of certain investments and $9.5 million of refund interest recorded as part of Irish tax refunds. Excluding these items, the prior year income of $6.4 million increased to $15.3 million because of $4.2 million received for various notes receivable previously written off and the reversal of $6.0 million in contingency accruals no longer required. Partially offsetting these amounts were lower returns experienced on the Company's investment portfolio.

In fiscal 2001, other income (loss) increased to income of $9.3 million from a loss of $10.7 million. The prior year included a $23.5 million loss provision taken against certain long-term investments of the Company. Before this loss provision, the prior year other income of $12.8 million decreased to $9.3 million because of a $6.6 million loss realized on the sale of investments and due to lower returns experienced on the Company's investment portfolio. These decreases were partially offset by $9.5 million of refund interest recorded during fiscal 2001 as part of Irish tax refunds.


INCOME TAX EXPENSE

During fiscal 2002, the Company reduced reserves previously set up regarding U.S. Internal Revenue Service ("IRS") audits. The IRS filed an amended claim in the Company's restructuring proceedings that was less than the previous claim filed. Based on the amended claim, it is expected that, after taking refunds of taxes into account, no cash taxes will be owing.

During fiscal 2001, the Company recorded $60.0 million in income tax refunds previously not recognized relating to its Irish subsidiary. The refunds are a result of intercompany loan losses taken in that subsidiary.

During the year ended August 31, 2000, management believed that it was no longer more likely than not that it would realize deferred tax assets totaling $243.9 million and consequently, set up a valuation reserve for the entire amount. In addition, a deferred income tax asset of $21.5 million relating to the Company's investment in Safety-Kleen was charged as a tax expense.


INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE THE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In fiscal 2002, the income (loss) from continuing operations, before other financing related expenses, was income of $59.6 million or $0.18 per share compared with a loss of $182.7 million or $0.56 per share for the year ended August 31, 2001.

In fiscal 2001, the income (loss) from continuing operations, before other financing related expenses and the cumulative effect of change in accounting principle, was a loss of $182.7 million or $0.56 per share compared with a loss of $508.8 million or $1.56 per share for the year ended August 31, 2000.

Other financing related expenses in fiscal 2002 totaling $44.7 million ($0.13 per share) (2001 - $63.8 million or $0.20 per share; 2000 - $101.5 million or $0.31 per share) were incurred during the period as a result of events of default in the Facility and the Debentures and the voluntary petition for reorganization.

In total, the income (loss) from continuing operations, before the cumulative effect of change in accounting principle, was income of $14.9 million or $0.05 per share in 2002, a loss of $246.5 million or $0.76 per share in 2001, and a loss of $610.3 million or $1.87 per share in 2000.

The weighted average number of Common Shares outstanding during 2002 remained unchanged at 325.9 million.

The weighted average number of Common Shares outstanding during 2001 decreased to 325.9 million shares from 327.0 million shares in 2000. The decrease is a result of the 4.7 million Common Shares purchased by the Company for cancellation during fiscal 2000.

INCOME (LOSS) FROM DISCONTINUED OPERATIONS

Income (loss) from discontinued operations was $NIL in fiscal 2002, income of $1,672.4 million or $5.13 per share in fiscal 2001 and a loss of $1,615.5 million or $4.94 per share in fiscal 2000.


Healthcare businesses

During fiscal 2001 the Company concluded that the previously announced disposal of the healthcare businesses were no longer in the best interests of it's stakeholders. The healthcare services businesses were therefore reinstated as continuing operations in fiscal 2001 and earlier years were reclassified.

During fiscal 2000, the Company recorded an additional provision for loss on sale of discontinued operations totalling $955.5 million ($2.92 per share) (fiscal 1999 - $974.0 million).

As a result of recontinuing the healthcare services businesses in fiscal 2001, the Company reversed the remaining provision for loss on sale of discontinued operations. This reversal reduced net loss by $1,927.6 million ($5.91 per share) in fiscal 2001.


Safety-Kleen Corp.

The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

During fiscal 2002, the Company abandoned its investment in Safety-Kleen. As a result the operations for Safety-Kleen have been reported as discontinued operations and previously reported financial statements have been reclassified.

The summarized statements of operations for Safety-Kleen are as follows:

Year ended August 31, ($ millions)               2002         2001        2000
----------------------------------               ----         ----        ----
Equity in earnings .........................     $ --      $     --     $  10.8
Investment impairment and other losses .....       --        (255.2)     (670.8)
                                                 ----      --------     -------
                                                 $ --      $ (255.2)    $(660.0)
                                                 ====      ========     =======

During fiscal 2000, the Company recorded provisions for (i) investment impairment charges totalling $603.8 million to reduce the investment in Safety-Kleen to a nominal amount, (ii) $61.6 million owing under a guarantee by the Company of a Safety-Kleen note and (iii) $5.4 million for other amounts owing from Safety-Kleen.

During fiscal 2001, pursuant to a resolution in fiscal 2002 of various disputes between the Company and Safety-Kleen, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to guarantees of certain industrial revenue bonds, (iii) $7.8 million related to insurance matters, (iv) $6.0 million related to guarantees of performance bonds and (v) $0.7 million related to certain other litigation matters. These items are described further in Note 24 of Notes to Consolidated Financial Statements.

Restated financial statements of Safety-Kleen Corp.

On July 9, 2001, Safety-Kleen issued consolidated financial statements for the year ended August 31, 2000 and restated consolidated financial statements for the years ended August 31, 1997 through August 31, 1999 and, on September 26, 2001, issued interim consolidated financial statements for the nine months ended May 31, 2001, including financial information for the first, second and third quarters of fiscal 2001. Safety-Kleen reported that it had not restated any quarterly financial results for periods prior to fiscal 2001.

Management of the Company has not been provided access to all of the supporting information for Safety-Kleen's restated consolidated financial statements. As a result, the Company has not been able to assess the basis upon which Safety-Kleen restated its financial statements. In addition, given the Company's varying ownership percentages of Safety-Kleen throughout fiscal 2000, 1999, 1998 and 1997, the Company is unable to determine what impact, if any, that Safety-Kleen's restatement may have on the Company's previously reported results for fiscal years ended August 31, 2000 and prior years.

Because the Company wrote off the value of its investment in Safety-Kleen during fiscal 2000, Safety-Kleen's restated consolidated financial statements and its reported fiscal 2000 results would not result in any adjustments to the Company's previously reported consolidated balance sheet as of August 31, 2000 nor to any consolidated balance sheets reported for any period ending subsequent to August 31, 2000. However, given the Safety-Kleen restatement and assuming the accuracy thereof, a portion of the losses associated with the impairment of the Company's investment in Safety-Kleen that were recorded as part of the $660.0 million loss relating to Safety-Kleen, reflected in the Company's consolidated statement of operations for the fiscal year ended August 31, 2000, may be properly allocable to earlier fiscal periods.

Given the Company's varying ownership percentages in Safety-Kleen and the lack of access to all of the supporting information for Safety-Kleen's restatements, the Company is only able to estimate the effect of Safety-Kleen's restatements on the Company's statements of operations. These estimated ranges are as follows ($ millions):

                                                            Safety-Kleen's
                                                               reported      The Company's estimated range of
Year ended           The Company's ownership percentage     adjustments:          potential adjustments:
August 31,           in Safety-Kleen during the period       Income (loss)             Income (loss)
----------------     ----------------------------------     --------------   ---------------------------------
Pre-2000........         35.3%        to      100.0%           ($588.1)       ($217.6)       to       ($262.3)
2000............         43.5%        to       43.6%             N/A            217.6*       to         262.3*
                         --------------------------            -------        -------------------------------
Total for
all years.......         35.3%        to      100.0%           ($588.1)        $   --        to        $   --
                         ==========================            =======        ===============================

* The estimated range of adjustments recorded prior to the second quarter of fiscal 2000 would decrease the reported investment impairment loss in fiscal 2000.

While the Company has not restated its previously reported consolidated financial results and has recorded no equity income or loss with respect to its investment in Safety-Kleen since November 30, 1999, if Safety-Kleen reports or provides the Company with the required quarterly financial information for the restated fiscal periods and if Safety-Kleen enables the Company to assess the supporting information for its restatements, the Company may be required to restate its consolidated financial statements for the fiscal years ended August 31, 2000 and prior years.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In April 1998, the AICPA issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities", ("SOP 98-5"), effective for periods beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing a new operation. Activities related to mergers or acquisitions are not considered start-up activities and, therefore, SOP 98-5 does not change the accounting for such items. During fiscal 2000, the Company expensed $27.3 million in unamortized costs of start-up activities as a change in accounting principle.


NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

In total, net income of $14.9 million or $0.05 per share was incurred in the year ended August 31, 2002, compared to income of $1,425.9 million or $4.37 per share in fiscal 2001 and a loss of $2,253.1 million, or $6.89 per share, in fiscal 2000.


FINANCIAL CONDITION

The Company's capital consisted of: ($ in millions)

August 31,                                           2002                      2001                       2000
------------                                 ----------------------      --------------------     ---------------------
Long-term debt (including the current
   portion) .........................         $224.7           4.0%       $280.2         4.9%     $3,627.7        67.2%
Provision for loss on sale of
   discontinued operations ..........            -             -             -           -         1,927.8        35.7
Other long-term liabilities .........          442.1           7.9         373.6         6.6         242.5         4.5
Liabilities subject to compromise ...        3,977.1          71.0       3,978.5        70.3           -             -
Shareholders' equity (deficiency) ...          954.1          17.1       1,029.5        18.2        (398.0)       (7.4)
                                            --------         -----      --------       -----      --------       -----
                                            $5,598.0         100.0%     $5,661.8       100.0%     $5,400.0       100.0%
                                            ========         =====      ========       =====      ========       =====

Voluntary petitions for reorganization

On June 28, 2001, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors include the Company and five of its direct and indirect subsidiaries: Laidlaw USA, LIL, LIFC, Laidlaw One, and LTI. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the CCAA in the Canadian Court. None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

The $55.5 million decrease in long-term debt is primarily a result of repayments under the Greyhound Lines, Inc. ("Greyhound") facility.

Shareholders' equity decreased by $75.4 million primarily as a result of the other comprehensive loss amount recorded for the Company's pension plans. Refer to Note 6 of Notes to Consolidated Financial Statements.

In fiscal 2002, capital expenditures of $239.2 million and acquisition expenditures of $3.6 million were financed from operating cash flows. In addition, the Company incurred $31.3 million of additional debt for the purchase of property and equipment.

In fiscal 2001, the $3,347.5 million decrease in long-term debt is primarily a result of certain amounts being reclassified during fiscal 2001. Subsequent to the voluntary petition for reorganization, as of June 28, 2001, the long-term debt relating to the Debtors was classified as "liabilities subject to compromise".

In fiscal 2001, the $131.1 million increase in other long-term liabilities is primarily due to the increase in claims liabilities as a result of increased accident claims costs being experienced.

During fiscal 2001, shareholders' equity increased by $1,427.5 million primarily as a result of the net income of $1,425.9 million.

In fiscal 2001, capital expenditures of $254.3 million and acquisition expenditures of $2.0 million were financed from operating cash flows. In addition, the Company incurred $24.1 million of additional debt (as previously described) for the purchase of property and equipment.


LIQUIDITY

Cash provided by operating activities was $433.8 million, $447.7 million and $208.4 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. The slight decrease in fiscal 2002 from fiscal 2001 is primarily due to the $38.6 million increase in restricted cash and cash equivalents partially offset by the improved operating cash flows.

Cash and cash equivalents, which can be liquidated readily were $343.5 million, $281.2 million and $108.0 million at August 31, 2002; August 31, 2001 and August 31, 2000, respectively.

In 2002, trade accounts receivable decreased $19.3 million to $490.4 million. The average number of days sales outstanding decreased to 40 days from 42 days in 2001 primarily due to improved cash collections at the Company's healthcare services segment.

In 2001, trade accounts receivable decreased $21.4 million to $509.7 million. The average number of days sales outstanding decreased to 42 days from 45 days in 2000 primarily due to improved cash collections at the Company's healthcare services segment.

Potential Pension Plan Funding Requirements

For financial reporting and investment planning purposes, the Company currently uses an actuarial mortality table that closely matches the actual experience related to the existing participant population. For funding purposes, United States pension law mandates the use of a prescribed actuarial mortality table and discount rates that differ from those used by the Company for financial reporting and investment planning purposes. The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2002. Based upon the application of the actuarial mortality table, discount rates and funding calculations prescribed by current regulations, and further assuming a continuation of the freeze of wage and service accruals and that the ATU Plan assets can obtain annual investment returns of 7.5%, estimated Company contributions to the ATU Plan, based on the Company's policy of funding the minimum contributions required by law, will total $187 million through 2007. Lowering the assumed investment return on ATU plan assets to 5% results in estimated contributions through 2007 of $205 million, while a 10% return results in estimated contributions through 2007 of $169 million. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations may result in changes in the prescribed actuarial mortality table or discount rates, or that there will be market driven changes in the discount rates, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed orally to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will transfer shares of its post-reorganization common stock equal in value to $50 million to a trust formed for the benefit of such plans (the "Pension Plan Trust").

The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. All proceeds of stock sales will be contributed directly to the Greyhound U.S. Plans. The PBGC will have non-voting participation in these sale decisions. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004. Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004. These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound).


Debtor-in-possession facility

To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing from General Electric Capital (the "DIP Facility"). The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United

States and Canada (other than Greyhound and its subsidiaries and joint ventures)(collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The total borrowing available to LIFC, Laidlaw Transportation Management, Inc., LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") is $180.0 million (the "U.S. DIP Facility"), including a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") is $20.0 million (the "Canadian DIP Facility"), including a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

The amount of credit available to the Borrowers under the DIP Facility is based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.

Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.5%. The Borrowers pay letter of credit fees to each administrative agent under each facility equal to 2.0% per annum of the face amount of the letters of credit.

Other fees consist of (1) an unused facility fee equal to 0.5% per annum on the average unused daily balance of each facility and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntary termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003. Finally, the Borrowers and the Guarantors also paid a $2.0 million fee to the agents during fiscal 2001.

To secure the Borrowers' obligations under each facility, the Borrowers granted a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

As of August 31, 2002, the Company had no borrowings under the DIP Facility, but issued letters of credit of $25.5 million and had $174.5 million of availability.

The Company was in default as of August 31, 2002 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the period ended August 31, 2002. In addition, several operating entities did not meet the capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended August 31, 2002. The Company received a waiver under the DIP facility with respect to these defaults and expects to obtain future waivers. There is no assurance such waivers will be obtained.

The Greyhound Facility

In October 2000, Greyhound entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the "Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. Borrowings initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.5% per annum or LIBOR plus 2.0% as selected by Greyhound. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon Greyhound Parties' ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Letters of credit fees are based on the applicable LIBOR margin. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants. As of August 31, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

Based upon Greyhound's fiscal 2003 operating budget, management anticipates remaining in compliance with these covenants, although only by a small margin during fiscal 2003. Management is closely monitoring this situation and intends to request covenant amendments should it appear likely such amendments will be necessary to remain in compliance with the covenants, although, there is no assurance that such amendments will be granted.

As of August 31, 2002, the Company had no borrowings under the Greyhound Facility, but issued letters of credit of $26.8 million and had availability of $98.2 million.


CAPITAL EXPENDITURES AND CAPITAL RESOURCES

Net expenditures for the purchase of capital assets for normal replacement requirements and increases in services, were $270.5 million (including $31.3 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases), $278.4 million (including $24.1 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases) and $255.9 million (including $17.6 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

Capital expenditures for the purchase of capital assets during fiscal 2003 are expected to be approximately $280 million. The expenditures represent normal replacement and upgrading requirements and purchases of additional capital assets necessary for planned increases in services.

Historically, the Greyhound business segment has used operating lease financing as a significant source of financing for vehicle purchases. For further information, see Note 20 of Notes to the Consolidated Financial Statements for the fiscal year ended August 31, 2002.

Expenditures on the acquisition of businesses for continuing operations (including long-term debt assumed) were $3.6 million, $2.0 million and $84.6 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

Historically, acquisitions have generally been financed initially with revolving/term bank loans and replaced later with longer term public issues of debt or equity. Acquisitions in fiscal 2002 and 2001 have been financed by the operating cash flows of the Company.


CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are the Company's most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.


Claims liability and professional liability reserves

The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and the discount rate. The amount of these reserves could differ from the Company's ultimate liability related to these claims due to changes in the Company's accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases and discount rates.


Revenue recognition in the healthcare services segment

Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable, based upon recent experience, under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals or directly from patients. The Company derives approximately 39% of its collections in the healthcare services segment from Medicare and Medicaid, 7% from contracted hospitals, 44% from private insurers, including prepaid health plans and other sources, and 10% directly from patients.

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not medically necessary, or insufficient supporting information was provided.

As a result, there is a reasonable possibility that recorded estimates could change materially and that retroactive adjustments may change the amounts realized from third-party payors. Such adjustments are recorded in future periods as adjustments become known.

Pension

The determination of the Company's obligation and expense for pension benefits is dependent on the selection of certain assumptions and factors. These include assumptions about the discount rate, the expected return on plan assets and the rate of future compensation increase as determined by management. In addition, the Company's actuarial consultants also use factors to estimate such items as retirement age and mortality tables. The assumptions and factors used by the Company may differ materially from actual results due to changing market conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company. During fiscal 2002, the Company has experienced a reduction in interest rates and a deterioration in plan returns. If this trend continues, the Company may have to fund the pension plans in future years through actual cash contributions.

In addition, as discussed above under "Liquidity - Potential Pension Plan Funding Requirements", the Company has agreed orally with the PBGC to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans. Under the PBGC Agreement, the Company has committed to make substantial cash contributions to the Greyhound U.S. Plans, in addition to contributions required under applicable law.


Contingencies

As discussed in Notes 20 and 26 of the Notes to Consolidated Financial Statements, management is unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain litigation matters disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these proceedings will have a material adverse affect on the Company's consolidated financial position. It is possible, however, that results of operations could be materially affected by changes in management's assumptions relating to these proceedings or the actual final resolution of these proceedings.


RISK FACTORS IN THE COMPANY

The Company is exposed to a variety of financial, operating and market risks. Some of these risks are within the Company's control, others are not. For controllable risks, the Company applies specific risk management strategies to reduce the likelihood of loss. The following are the risk factors in the Company not already disclosed elsewhere in this report.


Accident claims costs

As discussed above under the "Critical accounting polices", the Company experiences significant costs from accident and professional liability claims and uses estimates and assumptions when providing for the ultimate costs of these incidents. The ultimate costs could materially affect the Company's financial condition and results of operations.

The Company has in place procedures to manage the risk. The first is a comprehensive safety program throughout the Company, which has as its goal to reduce the number of accidents as much as practically possible. Although recent accident claims costs increased because of increased medical costs, ultimate settlement amounts and court awards, and increased severity of accidents experienced, the accident frequency as a percentage of revenue has actually declined over the last number of years. Once an accident has occurred, the Company has procedures and settlement practices in place to manage and minimize the ultimate cost to the Company.


Healthcare revenue

         In August 1997, the U.S. Federal Government passed the Balanced Budget Act of 1997 (the "Act"), which provides for certain changes to the Medicare reimbursement system. These changes include, among other things, the requirement for the development and implementation of a prospective fee schedule for reimbursement of ambulance services. Prior to these changes, ambulance services were reimbursed from Medicare on a reasonable charge basis.

The Act mandates that this fee schedule be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

The Act also required that beginning January 1, 2001, ambulance service providers accept assignment whereby the Company receives payment directly from Medicare and accepts such amount along with the co-pay and deductible paid by the patient as payment in full. Further, the Act stipulates that third-parties may elect to no longer provide payments for cost sharing for co-insurance, or co-payments, for dual qualified (Medicare and Medicaid) beneficiaries.

In January 1999, the Center for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rule making committee to create the new fee schedule for Medicare reimbursement of ambulance services. That committee convened in February 1999. The fee schedule and the mandatory acceptance of assignment was implemented on April 1, 2002. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented.

The Company has implemented a plan that it believes will mitigate the potential adverse impact from these changes. The plan includes renegotiation of "9-1-1" contracts, adjusting rates and seeking alternative relief from the federal and local governments.

As a result, estimating the revenue from healthcare services is subject to significant uncertainties and subsequent adjustments to the recorded revenue could be material.


Potential loss of customers

The Debtors' commencement of the chapter 11 case could adversely affect the Company's relationships with its customers and has already with certain customers. Because of the concern regarding the Company's ability to perform its obligations under its contracts, the Company's existing customers may terminate such contracts. Further, several of the Company's subsidiaries are parties to agreements that permit the customer to cancel its agreement with the subsidiary upon the filing for bankruptcy by the subsidiary's parent company. Consequently, certain contracts of the Company's subsidiaries may be terminated because the Company is a party to the chapter 11 case. Moreover, in the local county ambulatory services business, the local county may terminate the contract upon such bankruptcy filing of any affiliates and fulfill the Company's obligations itself through the use of the Company's equipment. In addition, initiation of new customer relationships may be hampered by the chapter 11 case.


Performance bonds

The Company's school busing business is highly dependent on the Company's ability to obtain performance bond coverages sufficient to meet bid requirements imposed by potential customers. The Company's ability to obtain adequate bonding coverages has been adversely affected by the Company's poor financial position and lack of liquidity. Furthermore, many school boards are requiring higher dollar-value performance bonds from their service providers. There can be no assurance that, going forward, the Company will obtain access to adequate bonding capacity. If adequate bonding capacity is not available or if the terms of such bonding are too onerous, there would be a material adverse effect on the Company.


Increasing competitive and external pressures

Contract bus services - The segment competes with several large companies and a substantial number of smaller locally owned operations in the contract bus services business segment. Moreover, most school districts operate their own school bus systems. In acquiring new school bus contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

Greyhound - The inter-city transportation industry is highly competitive. Greyhound's primary sources of competition for passengers are automobile travel, low cost air travel from both regional and national airlines, and, in certain markets, regional bus companies and trains. Airlines have increased their penetration in intermediate-haul markets (450 to 1,000 miles), which has resulted in the bus industry, in general, reducing prices in these markets in order to compete. Additionally, airline discount programs have attracted certain long-haul passengers away from Greyhound. However, these lower airline fares usually contain restrictions and require advance purchase. Typically, Greyhound's customers decide to travel only a short time before their trip and purchase their tickets on the day of travel. Greyhound's everyday low pricing strategy results in "walk-up" fares substantially below comparable airline fares. In instances where Greyhound's fares exceed an airline discount fare, Greyhound believes the airline fares typically are more restrictive and less readily available than travel provided by Greyhound. However, Greyhound has also instituted numerous advance purchase programs, in order to attract the price sensitive customer. Price, destination choices and convenient schedules are the ways in which Greyhound meets this competitive challenge.

The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

Although the Greyhound travel services business benefited for a brief period after September 11, 2001 as a result of airline passengers seeking alternative forms of transportation, the unrelated October 2001 incident involving a Greyhound passenger adversely affected these operations. The impact to date of these events has been numerous cancellations and a significant decrease in new bookings. Security expenses have also increased significantly in response to these events. Continued declines in Greyhound's bookings and other Greyhound operations, combined with increased security expenses related to these events, could have a material adverse effect on the Company's financial condition or results of operations.

Healthcare services - Through its ambulance business unit, the Company competes with several large companies and a substantial number of smaller locally owned operators in the healthcare transportation services industry. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

Emergency management services is also subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care and the reputation of the Company's emergency department business unit among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

There can be no assurance that the Company will be able to compete successfully against these sources of competition or other competitive or external factors.


Retention of key personnel

The Company's success depends upon its ability to recruit and retain key personnel. The Company could experience difficulty in retaining its current key personnel or in attracting and retaining necessary additional key personnel. Low unemployment in certain market areas can make the recruiting, training, and retention of full-time and part-time personnel more difficult and costly, including the cost of overtime wages. The Company's internal growth will further increase the demand on its resources and require the addition of new personnel. The Company has entered into employment agreements with certain of its executive officers and certain other key personnel. However, failure to retain or replace key personnel may have an adverse effect on the Company's business.


Fuel price fluctuations

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The Company enters into FSCs for roughly one third of the Company's total annual fuel purchases. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Given the ticket based revenue stream of the Greyhound segment, fuel price increases at the U.S. operations of the Greyhound segment, limited by what the market can bear, can be passed on to the passenger through increased fares. The majority of the Canadian operations of the Greyhound segment operates in a regulated market and ticket price increases must be first approved by government agencies. The other operations, that have fuel requirements, operate with a contractual based revenue stream. Fuel price increases take a longer time to be passed on to the customer, in most cases upon renewal of the contract.


FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this report, including statements regarding the status of financing arrangements, the status and outcomes of restructuring discussions and proceedings, future operating results and market opportunities, possible asset dispositions and other statements, that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to; the negotiating positions of various constituencies and the results of negotiations regarding restructuring plans; the Company's ability to continue as a going concern; market factors, including competitive pressures and changes in pricing policies; changes in interpretations of existing legislation or the adoption of new legislation; loss of major customers; the ability to continue to satisfy bonding requirements for existing or new customers; volatility in energy costs; the costs and risks associated with litigation; costs related to accident and other claims; potential pension plan funding requirements; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. In addition, the Company's financial statements may be subject to adjustment in light of the restated financial statements of Safety-Kleen.


LEGAL PROCEEDINGS

See Notes 13, 20, 24 and 26 of Notes to Consolidated Financial Statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                           CONSOLIDATED BALANCE SHEETS
                              (U.S. $ IN MILLIONS)

                                                                 NOVEMBER 30,    August 31,
                                                                     2002           2002
                                                                 ------------    ----------
                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents ..................................      $   258.2     $  343.5
Restricted cash and cash equivalents (Note 2) ..............           86.9         75.8
Short-term deposits and marketable securities
    - at cost which approximates market value (Note 2) .....           13.2         16.1
Trade accounts receivable (Note 3) .........................          640.8        490.4
Other receivables ..........................................           52.0         54.9
Income taxes recoverable ...................................           31.4         29.2
Parts and supplies .........................................           50.7         50.4
Other current assets .......................................           66.6         56.3
                                                                  ---------     --------
TOTAL CURRENT ASSETS .......................................        1,199.8      1,116.6
                                                                  ---------     --------
LONG-TERM INVESTMENTS ......................................          430.1        417.9
                                                                  ---------     --------

PROPERTY AND EQUIPMENT
Land .......................................................          162.2        162.2
Buildings ..................................................          286.0        284.3
Vehicles ...................................................        2,164.6      2,128.3
Other ......................................................          412.3        417.2
                                                                  ---------     --------
                                                                    3,025.1      2,992.0
Less:  Accumulated depreciation ............................        1,357.1      1,314.3
                                                                  ---------     --------
                                                                    1,668.0      1,677.7
                                                                  ---------     --------
OTHER ASSETS
Goodwill (net of accumulated amortization and impairments of
   $2,980.8; August 31, 2002 - $776.0) (Note 4) ............          771.3      2,976.8
Pension asset ..............................................           12.1         10.8
Deferred charges ...........................................           13.1         12.0
                                                                  ---------     --------
                                                                      796.5      2,999.6
                                                                  ---------     --------
TOTAL ASSETS ...............................................      $ 4,094.4     $6,211.8
                                                                  =========     ========


        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                           CONSOLIDATED BALANCE SHEETS
                              (U.S. $ IN MILLIONS)

                                                            NOVEMBER 30,     August 31,
                                                                2002           2002
                                                           -------------   -------------
                                                                    (UNAUDITED)
LIABILITIES

LIABILITIES NOT SUBJECT TO COMPROMISE
    CURRENT LIABILITIES
    Accounts payable ....................................    $     97.0     $    109.7
    Accrued liabilities .................................         517.1          504.1
    Current portion of long-term debt ...................          21.1           20.3
                                                             ----------     ----------
    TOTAL CURRENT LIABILITIES ...........................         635.2          634.1

    LONG-TERM DEBT ......................................         206.1          204.4

    OTHER LONG-TERM LIABILITIES .........................         486.2          442.1

LIABILITIES SUBJECT TO COMPROMISE (NOTE 5) ..............       3,977.1        3,977.1

COMMITMENTS AND CONTINGENCIES (NOTES 1,6 AND 13)
                                                             ----------     ----------

TOTAL LIABILITIES .......................................       5,304.6        5,257.7
                                                             ----------     ----------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Preference Shares (Note 7) ..............................           7.9            7.9
Common Shares; issued and outstanding
   325,927,870 (August 31, 2002 - 325,927,870) (Note 7)..       2,222.6        2,222.6
Accumulated other comprehensive loss ....................        (258.6)        (258.7)
Deficit .................................................      (3,182.1)      (1,017.7)
                                                             ----------     ----------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY) .................      (1,210.2)         954.1
                                                             ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)..    $  4,094.4     $  6,211.8
                                                             ==========     ==========



        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (U.S. $ IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)
                               THREE MONTHS ENDED

                                                                                NOVEMBER 30,
                                                                       ---------------------------
                                                                           2002          2001
                                                                       -----------     -----------
REVENUE
Contract Bus services ...........................................      $     526.8     $     527.0
Greyhound .......................................................            274.4           284.2
Healthcare services (Note 3) ....................................            361.0           350.6
                                                                       -----------     -----------
TOTAL REVENUE ...................................................          1,162.2         1,161.8

Operating expenses ..............................................            918.7           901.1
Selling, general and administrative expenses ....................            111.4           110.5
Depreciation expense ............................................             76.2            73.9
Amortization expense ............................................              0.2            22.7
                                                                       -----------     -----------

INCOME FROM OPERATING SEGMENTS ..................................             55.7            53.6
Interest expense (Note 5) .......................................             (6.5)           (7.1)
Other financing related expenses (Note 8) .......................             (8.2)          (14.5)
Other income ....................................................              1.5             2.5
                                                                       -----------     -----------
INCOME BEFORE INCOME TAXES ......................................             42.5            34.5
Income tax expense ..............................................             (1.5)           (1.5)
                                                                       -----------     -----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE             41.0            33.0
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (NOTE 4) ....         (2,205.4)             --
                                                                       -----------     -----------

NET INCOME (LOSS) ...............................................      $  (2,164.4)    $      33.0
                                                                       ===========     ===========
BASIC EARNING (LOSS) PER SHARE
Income before cumulative effect of change in accounting principle      $      0.13     $      0.10
Cumulative effect of change in accounting principle .............            (6.77)             --
                                                                       -----------     -----------
Net income (loss) ...............................................      $     (6.64)    $      0.10
                                                                       ===========     ===========
DILUTED EARNINGS (LOSS) PER SHARE
Income before cumulative effect of change in accounting principle      $      0.13     $      0.10
Cumulative effect of change in accounting principle .............            (6.77)             --
                                                                       -----------     -----------
Net income (loss) ...............................................      $     (6.64)    $      0.10
                                                                       ===========     ===========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                              (U.S. $ IN MILLIONS)
                                   (UNAUDITED)
                               THREE MONTHS ENDED

                                                                                                   NOVEMBER 30,
                                                                                             ------------------------
                                                                                               2002            2001
                                                                                             ---------      ---------

NET INCOME (LOSS) ..............................................................             $(2,164.4)     $   33.0

Unrealized gains on securities net of reclassification adjustments for
   losses included in net income (net of NIL taxes) ............................                   1.5           7.1

Foreign currency translation adjustments arising during the period
(net of NIL taxes) .............................................................                  (1.4)         (5.4)

Unfunded accumulated pension obligation adjustment (net of NIL taxes)
(Note 7) .......................................................................                    --         (72.8)
                                                                                             ---------      --------
COMPREHENSIVE LOSS..............................................................             $(2,164.3)     $  (38.1)
                                                                                             =========      ========






        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (U.S. $ IN MILLIONS)
                                   (UNAUDITED)
                               THREE MONTHS ENDED

                                                                                       NOVEMBER 30,
                                                                                  ------------------------
                                                                                     2002          2001
                                                                                  -----------    ---------
OPERATING ACTIVITIES
      Net income (loss) for the period .....................................      $ (2,164.4)    $   33.0
      Items not affecting cash:
         Depreciation and amortization .....................................            76.4         96.6
         Other financing related expenses ..................................             8.2         14.5
         Cumulative effect of change in accounting principle ...............         2,205.4           --
         Other items .......................................................            (1.7)        (3.0)
      Increase (decrease) in claims liability and professional liability
        insurance accruals .................................................            28.7        (18.6)
      Decrease in accrued interest .........................................            (4.3)        (4.7)
      Cash used in financing other working capital items ...................          (135.7)      (118.2)
      Cash portion of other financing related expenses .....................            (9.6)        (6.4)
      Increase in restricted cash and cash equivalents .....................           (11.1)        (9.8)
                                                                                  ----------     --------
NET CASH USED IN OPERATING ACTIVITIES ......................................      $     (8.1)    $  (16.6)
                                                                                  ----------     --------
INVESTING ACTIVITIES
      Purchase of property, equipment and other assets, net of proceeds from
           sale ............................................................      $    (67.6)    $  (60.4)
      Expended on acquisitions .............................................            (3.2)      --
      Net increase in investments ..........................................            (9.0)        (7.3)
                                                                                  ----------     --------
NET CASH USED IN INVESTING ACTIVITIES ......................................      $    (79.8)    $  (67.7)
                                                                                  ----------     --------
FINANCING ACTIVITIES
      Net increase in long-term debt and other long-term liabilities .......      $      2.6     $    5.3
                                                                                  ----------     --------
NET CASH PROVIDED BY FINANCING ACTIVITIES ..................................      $      2.6     $    5.3
                                                                                  ----------     --------

NET DECREASE IN CASH AND CASH EQUIVALENTS ..................................      $    (85.3)    $  (79.0)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD* ...........................           343.5        281.2
                                                                                  ----------     --------
CASH AND CASH EQUIVALENTS - END OF PERIOD* .................................      $    258.2     $  202.2
                                                                                  ==========     ========

* These amounts represent the unrestricted cash and cash equivalents of the Company - Refer to Note 2.

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002

NOTE 1 - VOLUNTARY PETITION FOR REORGANIZATION, BASIS OF PRESENTATION AND ABILITY TO CONTINUE OPERATIONS AND GOODWILL IMPAIRMENT

Voluntary petition for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL"), Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise (See Note 5). Generally, prepetition liabilities are subject to settlement under such a plan of reorganization.


Basis of presentation and ability to continue operations

The accompanying interim consolidated financial statements of Laidlaw Inc. have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim reporting, which conform, in all material respects (except as indicated in Note 11), with accounting principles generally accepted in Canada ("Canadian GAAP"). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are of a normal, recurring nature. Operating results for the three months ended November 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending August 31, 2003. For further information, see the Company's consolidated financial statements, including the accounting policies and notes thereto, for the fiscal year ended August 31, 2002.

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company uses significant estimates and assumptions of future events surrounding the settling of the claims liability reserves. While the reserves are actuarially determined, the process of determining the reserves involves predicting such factors as future medical costs, the ultimate settlement amounts and court awards. As a result, there is a reasonable possibility that the recorded claims liabilities could change materially.

These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

If the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. Certain reported asset and liability balances do not yet give effect to the adjustments that would result from the adoption of "fresh-start" accounting and as a result, would change materially.


Goodwill impairment

Effective September 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Accounting for Goodwill and Other Intangible Assets" and as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. As a result, during the three months ended November 30, 2002, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle (Refer to Note 4).

NOTE 2 - RESTRICTED CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents of $86.9 million (August 31, 2002 - $75.8 million) and short-term deposits and marketable securities of $13.2 million (August 31, 2002
- $16.1 million) are assets of the Company's wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances. Given the recent financial position of the Company, management has concluded that such cash and cash equivalents and short-term deposits and marketable securities of the insurance subsidiaries are restricted.


NOTE 3 - ACCOUNTS RECEIVABLE AND REVENUE

The trade accounts receivable is net of an allowance for doubtful accounts of $
5.3 million (August 31, 2002 - $ 4.6 million) in the contract bus services and Greyhound businesses and net of $475.7 million (August 31, 2002 - $468.6 million) of allowances for uncompensated care and contractual allowances in the healthcare services businesses.

Revenue for the healthcare services businesses is reported net of allowances for uncompensated care and contractual allowances.


NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

Effective September 1, 2002, the Company adopted SFAS 142 and, as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value and the carrying amount of the goodwill exceeds its estimated fair value. To determine estimated fair value of the reporting units the Company utilized independent valuations of the underlying businesses. This methodology differs from the Company's previous accounting policy, which used undiscounted cash flows to determine possible impairment.

During the three months ended November 30, 2002, the Company completed the impairment assessment as required by SFAS 142 and determined that the carrying value of certain of its operations exceeded their fair value as at September 1, 2002. As a result, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.

In connection with adopting SFAS 142, the Company reassessed the useful lives and classifications of its identifiable intangible assets other than goodwill and determined that the useful lives and classifications continue to be appropriate.

The changes in the carrying amount of goodwill by segment for the three months ended November 30, 2002 are as follows: $( millions)

                                        CONTRACT                         HEALTHCARE
                                      BUS SERVICES      GREYHOUND         SERVICES          TOTAL
                                      ------------      ---------       -----------       ----------
Balance as of September 1, 2002         $  656.7        $  482.9        $  1,837.2        $  2,976.8
Impairment loss ...............           (153.5)         (482.9)         (1,569.0)         (2,205.4)
Other .........................             (0.5)             --               0.4              (0.1)
                                        --------        --------        ----------        ----------
Balance as of November 30, 2002         $  502.7        $     --        $    268.6        $    771.3
                                        ========        ========        ==========        ==========


The impairment loss at the Contract Bus services segment is comprised of a $54.5 million impairment loss in the school bus transportation unit and a $99.0 million impairment loss at the municipal and paratransit bus transportation unit. The impairment loss at the Healthcare services segment is comprised of a $1,146.0 million impairment loss in the healthcare transportation services unit and a $423.0 million impairment loss in the emergency management services unit.

Actual results of operations for the three months ended November 30, 2002 and pro forma results of operations for the three months ended November 30, 2001, had the goodwill not been amortized in that period in accordance with the provisions of SFAS 142, are as follows: $( millions)

                                        THREE MONTHS ENDED
                                            NOVEMBER 30
                                     ----------------------
                                        2002          2001
                                     ----------     -------
Reported net income (loss) .......   $ (2,164.4)    $  33.0
Add:  goodwill amortization ......           --        22.5
                                     ----------     -------
Adjusted net income (loss) .......   $ (2,164.4)    $  55.5
                                     ==========     =======


Actual basic and diluted loss per share for the three months ended November 30, 2002 and pro forma basic and diluted earnings per share for the three months ended November 30, 2001, had the goodwill not been amortized in that period in accordance with the provision of SFAS 142, are as follows: $( per share)

                                    THREE MONTHS ENDED
                                        NOVEMBER 30
                                   -------------------
                                     2002       2001
                                   --------   --------
Reported net income (loss) ...     $ (6.64)   $   0.10
Goodwill amortization ........          --        0.07
                                   -------    --------
Adjusted net income (loss) ...     $ (6.64)   $   0.17
                                   =======    ========


NOTE 5 - LIABILITIES SUBJECT TO COMPROMISE

The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events, including the reconciliation of claims filed with the Bankruptcy

Court to amounts included in the Company's records. Additional prepetition claims may arise from the rejection of additional executory contracts or unexpired leases by the Company. Under a confirmed plan or plans of reorganization, all prepetition claims may be paid and discharged at amounts substantially less than their allowed amounts.

On a consolidated basis, recorded liabilities subject to compromise under the reorganization proceedings consisted of the following: $( in millions)

                                                         NOVEMBER 30,    August 31,
                                                            2002           2002
                                                        -------------   -----------
Accrued liabilities .............................       $     11.3      $     11.3
Safety-Kleen Corp. ("Safety-Kleen") Guarantees...             77.3            77.3
Derivative liabilities ..........................             89.5            89.5
Safety-Kleen settlement (Note 13) ...............            225.0           225.0
Accrued interest payable ........................            370.7           370.7
Facility (as defined in Note 8) .................          1,163.3         1,163.3
Debentures (as defined in Note 8) ...............          2,040.0         2,040.0
                                                        ----------      ----------
                                                        $  3,977.1      $  3,977.1
                                                        ==========      ==========


As a result of the Debtor's chapter 11 filing, principal and interest payments may not be made on prepetition debt of the Debtors without Bankruptcy Court approval or until a reorganization plan or plans defining the repayment terms, has been confirmed. The total interest on prepetition debt that was not paid or accrued during the three months ended November 30, 2002 was $71.4 million $(395.9 million since June 29, 2001). The Bankruptcy Code generally disallows the payment of interest that accrues post-petition with respect to unsecured or under-secured claims.

The Debtors are parties to litigation matters and claims that are incurred in the normal course of its operations. Generally, litigation related to "claims", as defined by the Bankruptcy Code, is stayed. The outcome of the bankruptcy process on these matters cannot be predicted with certainty.

In addition to items for which liabilities subject to compromise have been reflected in these consolidated financial statements, proofs of claim in the amount of approximately $150 million have been filed against the Debtors and will need to be addressed in proceedings before the Bankruptcy Court and the Canadian Court. The Company continues to review the proofs of claim and has filed or will file appropriate objections to the claims in the Bankruptcy and Canadian Courts. As of November 30, 2002, the Company believes it has identified approximately $94 million, which relate to obligations of the operating subsidiaries of the Company and $43 million, which are duplicative, or without merit.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Letters of credit

At November 30, 2002, the Company had $150.0 million (August 31, 2002 - $124.1 million) in outstanding letters of credit.


Environmental matters

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures. The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.


Income tax matters

The respective tax authorities, in the normal course, audit the Company's tax filings of previous fiscal years. It is not possible at this time to predict the final outcome of these audits or to establish a reasonable estimate of possible additional taxes owing, if any.


Legal proceedings

The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury and property damage claims and employment related claims. Based on the Company's assessment of known claims and its historical claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such personal injury and/or property damage claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position or results of operations.

As described in Note 1, the Debtors filed a voluntary petition for reorganization under the Bankruptcy Code on June 28, 2001. Management of the Company continues to operate the business of the Debtors as a debtor-in-possession. The Company has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect of the Company.

The Company is a party to securities litigation commenced by shareholders of the Company and of Safety-Kleen and by bondholders of the Company and Safety-Kleen. As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, these actions are stayed with respect to the Company. A settlement of securities litigation commenced by bondholders of the Company has been approved by the Bankruptcy Court, the Canadian Court and the federal court in South Carolina. If the settlement is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million and the estate of the Company would receive $12.5 million. Pursuant to an order of the Bankruptcy Court, the other securities claims are subordinated and will receive no distributions under the plan of reorganization. See Note 13 for additional details with respect to the various securities litigation cases.

A complaint was filed in the United States District Court for the Southern District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, usurpation of corporate opportunity, negligent misrepresentation, fraudulent misrepresentation, violation of federal antitrust statutes, tortious interference with contractual relations, tortious interference with prospective contractual relations, tortious interference with prospective business relationships, fraud and abuse of superior bargaining power. This case alleges that plaintiff and Laidlaw Osco Holdings, Inc. (now Safety-Kleen Osco Holdings, Inc.) agreed to form a corporation to own and develop a hazardous waste treatment facility in Mississippi.

On November 6, 2000, a complaint was filed in the United States District Court for the Southern District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, negligent misrepresentation, fraudulent misrepresentation, violation of federal and state antitrust statutes, tortious interference with prospective business relationships, fraud, and abuse of superior bargaining power. This case alleges that plaintiff was injured as a result of the Company's 1994 acquisition of United States Pollution Control, Inc., a company that was developing a hazardous waste project in Mississippi in a joint venture with the plaintiff. On June 14, 2001, the court entered an order consolidating this action with the action detailed above. Although the claims against the Company have been stayed, plaintiffs have filed proofs of claims in the Company's bankruptcy case and have moved the Bankruptcy Court to modify the automatic stay to allow them to pursue their claims against the Company.

On December 13, 2002 the Bankruptcy Court issued an order disallowing in their entirety and expunged in all respects these two complaints filed in the United States District Court for the Southern District of Mississippi.


Healthcare Services issues

A substantial majority of the Company's healthcare services revenue is attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The Center for Medicare and Medicaid Services has enacted rules that will revise the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. Rule changes in this area will impact the business of the Company. The Company has implemented a plan, which it believes will mitigate potential adverse effects of rule changes on its business.

The Company, like other Medicare and Medicaid providers, is subject to government audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws, which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company has implemented policies and procedures that it believes will assure that it is in substantial compliance with these laws and has accrued provisions, as appropriate, for settlement of prior claims.

The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies. These reviews are covering periods prior to the Company's acquisition of the operations of certain businesses, as well as for periods after acquisition. Management believes that the remedies existing under specific purchase agreements and accruals established in the consolidated financial statements are sufficient.


Fuel purchase commitments

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Potential Pension Plan funding requirements

Subsidiaries of the Company sponsor 13 (August 31, 2002 - 13) defined benefit pension plans. Four plans relate to Greyhound Canada Transportation Corp. and cover employees represented by The Canadian Auto Workers and the Amalgamated Transit Union ("ATU") and all non-unionized employees meeting certain eligibility requirements. A fifth plan is a multi-employer pension plan, instituted in 1992, to cover certain union mechanics of Greyhound Lines, Inc. ("Greyhound") represented by the International Association of Machinists and Aerospace Workers. The remaining eight plans are the following single employer pension plans maintained in the United States by Greyhound (the "Greyhound U.S. Plans"):

     o Greyhound Lines, Inc. Salaried Employees Defined Benefit Plan ("Greyhound Salaried Plan");
     o Greyhound Lines, Inc. Amalgamated Transit Union Local 1700 Council Retirement & Disability Plan ("ATU Plan");
     o   Texas, New Mexico and Oklahoma Coaches, Inc. Employees Retirement Plan;
     o Vermont Transit Co. Inc. Employees Defined Benefit Pension Plan ("Vermont Transit Plan");
     o   Carolina Coach Company Pension Plan;
     o   Carolina Coach Company International Association of Machinist Pension
         Plan;
     o   Carolina Coach Company Amalgamated Transit Union Pension Plan; and
     o   Carolina Coach Company Supplemental Executive Retirement Plan.

The ATU Plan covers approximately 14,000 current and former employees hired before November 1, 1983 by Greyhound, fewer than 1,000 of whom are active employees. The ATU

Plan provides retirement benefits to the covered employees based upon a percentage of average final earnings, reduced pro rata for service of less than 15 years. Under the terms of the collective bargaining agreement, participants in this plan accrue benefits as long as no contributions are due from the Company. During fiscal 2002, the ATU Plan actuary advised the Company and the union that the decline in the financial markets had made it likely that contributions to the ATU Plan would be required for the plan in calendar 2003. The Company and union met and agreed to freeze service and wage accruals effective March 15, 2002. The ATU Plan actuary continues to advise that contributions will be required. The Company and the union will meet to discuss the continuation of the freeze. In the event the Company and the union are unable to negotiate a method for avoiding contributions in 2003, or for years after 2003, or the Company is otherwise required to make a contribution, any such contributions could have a material adverse effect on the financial condition of Greyhound and, as a result, the Company. The Greyhound Salaried Plan covered salaried employees of Greyhound through May 7, 1990, when the plan was curtailed. The Vermont Transit Plan covered substantially all employees at Vermont Transit Company through June 30, 2000, when the plan was curtailed. The other five Greyhound U.S. Plans cover salaried and hourly personnel of other Greyhound subsidiaries. Except as described below, it is the Company's policy to fund the minimum required contribution under existing laws.

For financial reporting and investment planning purposes, the Company currently uses an actuarial mortality table that closely matches the actual experience related to the existing participant population. For funding purposes, United States pension law mandates the use of a prescribed actuarial mortality table and discount rates that differ from those used by the Company for financial reporting and investment planning purposes. The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at November 30, 2002. Based upon the application of the actuarial mortality table, discount rates and funding calculations prescribed by current regulations, and further assuming a continuation of the freeze of wage and service accruals and that the ATU Plan assets can obtain annual investment returns of 7.5%, estimated Company contributions to the ATU Plan, based on the Company's policy of funding the minimum contributions required by law, will total $187 million through 2007. Lowering the assumed investment return on ATU plan assets to 5% results in estimated contributions through 2007 of $205 million, while a 10% return results in estimated contributions through 2007 of $169 million. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, new regulations may result in changes in the prescribed actuarial mortality table or discount rates and there may be market driven changes in the discount rates, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will transfer shares of its post-reorganization common stock equal in value to $50 million to a trust formed for the benefit of such plans (the "Pension Plan Trust").

The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. All proceeds of stock sales will be contributed directly to the Greyhound U.S. Plans. The PBGC will have non-voting participation in these sale decisions. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004. Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004. These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound).

NOTE 7- SHAREHOLDERS' EQUITY (DEFICIENCY)

If the plan of reorganization (See Note 1) is approved, all outstanding Common Shares, options to acquire Common Shares and Preference Shares will be cancelled.


(1) CAPITAL STOCK

(a)  AUTHORIZED
     An unlimited number of Common Shares.

     Unlimited numbers of First, Second, Third and Fourth Preference Shares, each of which is issuable in series, are authorized. Unlimited numbers are designated as First Preference Shares Series E, Convertible First Preference Shares Series F and Convertible First Preference Shares Series G.


(b)  ISSUED AND FULLY PAID PREFERENCE SHARES

                                                                            NOVEMBER 30,        August 31,
                                                                                2002               2002
                                                                            ------------        ----------
     5% Cumulative Convertible First Preference Shares Series G;
     issued at Cdn. $20 per share, redeemable at the Company's
     discretion, at Cdn. $20 per share; issued and outstanding
     528,770 (August 31, 2002 - 528,770) ................................        $7.9               $7.9
                                                                                =====              =====


(C)  MATERIAL CHANGES IN ALL CLASSES OF CAPITAL STOCK SINCE DECEMBER 1, 1999

     During the second quarter of fiscal 2000, the Company purchased 4,580,900 Common Shares for cancellation at a total cost of $25.3 million.


(D)  EMPLOYEE STOCK OPTION PLANS

     The Company has two existing employee stock option plans, a directors' stock option plan and employee stock purchase plans. Due to the Company's voluntary petition for reorganization, no options have been granted or exercised during the three months ended November 30, 2002. For more information on these plans, See Note 12.

(2) ACCUMULATED OTHER COMPREHENSIVE LOSS

     Accumulated other comprehensive loss is comprised of the following: $( in millions)

                               UNREALIZED
                               GAIN (LOSS)
                                   ON                                                               ACCUMULATED OTHER
                               SECURITIES        FOREIGN CURRENCY ITEMS    PENSION ADJUSTMENT      COMPREHENSIVE LOSS
                             ----------------    ----------------------    -------------------    ----------------------
Three months ended
November 30                   2002      2001        2002         2001        2002        2001       2002         2001
------------------------     ------    ------    ---------    ---------    --------    -------    ---------    ---------
Beginning balance ......     $  4.6    $  0.9    $ (171.4)    $ (169.3)    $ (91.9)    $   --     $ (258.7)    $ (168.4)

Current period change ..        1.5       7.1        (1.4)        (5.4)         --      (72.8)         0.1        (71.1)
                             ------    ------    --------     --------     -------     ------     --------     --------
Ending balance .........     $  6.1    $  8.0    $ (172.8)    $ (174.7)    $ (91.9)    $(72.8)    $ (258.6)    $ (239.5)
                             ======    ======    ========     ========     =======     ======     ========     ========

The Company is required to record an additional minimum pension liability when the pension plans' accumulated benefit obligation exceeds the plans' assets by more than the amounts previously accrued for as pension costs. These charges are recorded as an increase to shareholders' deficiency, as a component of accumulated other comprehensive loss. During fiscal 2002, after obtaining the most recent actuarial valuation, the Company recorded an increase in the minimum liability of $91.9 million. Subsequent to the most recent actuarial valuation, there has been a further decline in the value of plan assets. The Company believes that if plan assets remain at recent levels and interest rates remain unchanged, it will be required to further increase the minimum pension liability. Although the exact amount of the additional charge to shareholders' deficiency is not known at this time, it could exceed $100 million.


NOTE 8 - OTHER FINANCING RELATED EXPENSES

During the three months ended November 30, 2002, the Company incurred $8.2 million (November 30, 2001 - $14.5 million) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totalling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1. Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization.

Upon the successful completion of the proposed reorganization, the Company expects to pay completion fees, which may be approximately $15 million. The Company has not accrued for these fees.


NOTE 9 - SEGMENTED INFORMATION

The Company has three reportable segments: contract bus services, Greyhound and healthcare services. The contract bus services segment consists of two operating units. One unit provides school bus transportation throughout Canada and the United States. The other unit provides municipal and paratransit bus transportation within the United States. The Greyhound segment provides inter-city and tourism bus transportation throughout North America. The Healthcare services segment consists of two operating units. One unit provides healthcare transportation services in the United States and the other provides emergency management services in the United States.

The Company evaluates performance and allocates resources based on income from operations before depreciation and amortization as reported under Canadian GAAP. The accounting policies of the reportable segments are the same as those described in Note 2 of the Canadian GAAP Notes to the Consolidated Financial Statements as at August 31, 2002. The Company's reportable segments are business units that offer different services and are each managed separately.

SERVICES

Three months ended November 30, $( in millions)                           2002              2001
-----------------------------------------------                          ------            ------
                                                                          CONTRACT BUS SERVICES
                                                                         ------------------------
Revenue .........................................................        $526.8            $527.0
Income from operations before depreciation and amortization* ....         104.2             117.7
                                                                         ------            ------
                                                                               GREYHOUND
                                                                         ------------------------
Revenue .........................................................        $274.4            $284.2
Loss from operations before depreciation and amortization* ......          (1.5)           (118.3)
                                                                         ------            ------
                                                                             HEALTHCARE SERVICES
                                                                         ------------------------
Revenue .........................................................        $361.0            $350.6
Income from operations before depreciation and amortization* ....          27.1              25.0
                                                                         ------            ------

* As reported under Canadian GAAP



CONSOLIDATED

Three months ended November 30, $( in millions)                         2002           2001
-----------------------------------------------                      ----------     ----------
Revenue .......................................................      $  1,162.2     $  1,161.8
                                                                     ----------     ----------
Income from operations before depreciation and amortization as
   reported under Canadian GAAP ...............................           129.8           24.4
Adjustments to report under U.S. GAAP .........................             2.3          125.8
Depreciation and amortization expense .........................           (76.4)         (96.6)
                                                                     ----------     ----------
Income (loss) from operations .................................            55.7           53.6
Interest expense ..............................................            (6.5)          (7.1)
Other financing related expenses ..............................            (8.2)         (14.5)
Other income ..................................................             1.5            2.5
Income tax expense ............................................            (1.5)          (1.5)
                                                                     ----------     ----------
Net income for the period before cumulative effect of change in
   accounting principle .......................................      $     41.0     $     33.0
                                                                     ==========     ==========

The "adjustments to report under U.S. GAAP" relate to a goodwill impairment loss taken under Canadian GAAP during the three months ended November 30, 2001 and the effects of not applying SOP 98-5 under Canadian GAAP. Under Canadian GAAP, the Company's accounting policy for goodwill impairment was based on the ability to recover the unamortized balance of goodwill from the estimated fair value of the underlying business determined from independent valuations.

NOTE 10 - CONDENSED COMBINED FINANCIAL STATEMENTS OF ENTITIES IN REORGANIZATION PROCEEDINGS

             CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                      THREE MONTHS ENDED NOVEMBER 30, 2002

                                                  ENTITIES IN            ENTITIES NOT IN
                                                 REORGANIZATION          REORGANIZATION                             CONSOLIDATED
$( in millions)                                   PROCEEDINGS              PROCEEDINGS          ELIMINATIONS           TOTALS
---------------                                  ---------------         ----------------       ------------        -------------
Revenue ...................................        $       --             $  1,162.2             $      --           $ 1,162.2
Operating expenses ........................               3.1                1,103.4                    --             1,106.5
Intercompany charges (income) .............             (17.9)                  17.9                    --                  --
                                                   ----------             ----------             ---------          ----------
Income from operating segments ............              14.8                   40.9                    --                55.7
Interest expense, net of other income .....              (0.6)                  (4.4)                   --                (5.0)
Intercompany interest income (expense)
                                                         63.7                  (63.7)                   --                  --
Other financing related expenses ..........              (5.1)                  (3.1)                   --                (8.2)
Equity loss of intercompany investments ...          (2,236.8)                    --               2,236.8                  --
                                                   ----------             ----------             ---------          ----------
Income (loss) before income taxes .........          (2,164.0)                 (30.3)              2,236.8                42.5
Income tax expense ........................              (0.4)                  (1.1)                   --                (1.5)
Net income (loss) before  cumulative effect
   of change in accounting principle ......          (2,164.4)                 (31.4)              2,236.8                41.0
Cumulative  effect of change in  accounting
   principle ..............................                --               (2,205.4)                   --            (2,205.4)
                                                   ----------             ----------             ---------          ----------
Net loss ..................................        $ (2,164.4)            $ (2,236.8)            $ 2,236.8          $ (2,164.4)
                                                   ==========             ==========             =========          ==========

                  CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                             AS OF NOVEMBER 30, 2002

                               ENTITIES IN       ENTITIES NOT IN
                             REORGANIZATION      REORGANIZATION                       CONSOLIDATED
$( in millions)                PROCEEDINGS         PROCEEDINGS       ELIMINATIONS        TOTALS
---------------             ---------------     ----------------    ------------     -------------
ASSETS:
Current assets .........      $     85.3        $  1,114.5           $       --        $  1,199.8
Intercompany receivables
   and investments .....         2,687.4                --             (2,687.4)               --
Long-term investments ..            11.4             418.7                   --             430.1
Property and equipment .             3.7           1,664.3                   --           1,668.0
Goodwill ...............              --             771.3                   --             771.3
Other assets ...........              --              25.2                   --              25.2
                              ----------        ----------           ----------        ----------
                              $  2,787.8        $  3,994.0           $ (2,687.4)       $  4,094.4
                              ----------        ----------           ----------        ----------
LIABILITIES:
Current liabilities ....      $      9.2        $    626.0           $       --        $    635.2
Intercompany payables ..              --             960.2               (960.2)               --
Non-current liabilities             11.7             680.6                   --             692.3
Liabilities subject to
   compromise ..........         3,977.1                --                   --           3,977.1
SHAREHOLDERS'
   (DEFICIENCY) EQUITY .        (1,210.2)          1,727.2             (1,727.2)         (1,210.2)
                              ----------        ----------           ----------        ----------
                              $  2,787.8        $  3,994.0           $ (2,687.4)       $  4,094.4
                              ==========        ==========           ==========        ==========

             CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                      THREE MONTHS ENDED NOVEMBER 30, 2002

                                                         ENTITIES IN    ENTITIES NOT IN
                                                       REORGANIZATION   REORGANIZATION      CONSOLIDATED
$( in millions)                                          PROCEEDINGS     PROCEEDINGS           TOTALS
-----------------                                      --------------   ---------------     -------------
Net cash provided by (used in) operating activities      $   5.6          $  (13.7)           $  (8.1)
Cash flows from investing activities:
   Purchase of property and equipment and other
     assets, net of proceeds from sale ............      $    --          $  (67.6)           $ (67.6)
   Expended on acquisition ........................           --              (3.2)              (3.2)
   Net decrease (increase) in long-term
     investments ..................................          0.4              (9.4)              (9.0)
                                                         -------          --------            -------
Net cash provided by (used in) investing activities      $   0.4          $  (80.2)           $ (79.8)
                                                         -------          --------            -------

Cash flows from financing activities:
   Net proceeds from issue of long-term debt ......      $    --          $    2.6            $   2.6
                                                         -------          --------            -------
   Net cash provided by financing activities ......      $    --          $    2.6            $   2.6
                                                         -------          --------            -------
   Net increase (decrease) in cash and
     cash equivalents .............................      $   6.0          $  (91.3)           $ (85.3)
Cash and cash equivalents at:
   Beginning of period ............................         52.5             291.0              343.5
                                                         -------          --------            -------
   End of period ..................................      $  58.5          $  199.7            $ 258.2
                                                         =======          ========            =======

             CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                      THREE MONTHS ENDED NOVEMBER 30, 2001


                                                 ENTITIES IN       ENTITIES NOT IN
                                               REORGANIZATION      REORGANIZATION                       CONSOLIDATED
$( in millions)                                  PROCEEDINGS         PROCEEDINGS       ELIMINATIONS        TOTALS
---------------                               ---------------     ----------------    ------------     -------------
Revenue ..................................       $    --          $  1,161.8            $    --         $  1,161.8
Operating expenses .......................           2.8             1,105.4                 --            1,108.2
Intercompany charges (income) ............         (17.7)               17.7                 --                 --
                                                 -------          ----------            -------         ----------

Income from operating segments ...........          14.9                38.7                 --               53.6
Interest expense, net of other income ....          (0.6)               (4.0)                --               (4.6)
Intercompany interest income (expense)....          86.7               (86.7)                --                 --
Other financing related expenses .........         (10.6)               (3.9)                --              (14.5)
Equity loss of intercompany investments...         (57.1)                 --               57.1                 --
                                                 -------          ----------            -------         ----------
Income (loss) before income taxes ........          33.3               (55.9)              57.1               34.5
Income tax expense .......................          (0.3)               (1.2)                --               (1.5)
                                                 -------          ----------            -------         ----------
Net income (loss) ........................       $  33.0          $    (57.1)           $  57.1         $     33.0
                                                 =======          ==========            =======         ==========


            CONDENSED COMBINED CONSOLIDATING STATEMENT OF CASH FLOWS
                      THREE MONTHS ENDED NOVEMBER 30, 2001

                                                         ENTITIES IN    ENTITIES NOT IN
                                                       REORGANIZATION   REORGANIZATION    CONSOLIDATED
$( in millions)                                          PROCEEDINGS     PROCEEDINGS         TOTALS
-----------------                                      --------------   ---------------   -------------
Net cash provided by (used in) operating activities      $  17.6         $  (34.2)           $  (16.6)
Cash flows from investing activities:
   Purchase of property and equipment and other
     assets, net of proceeds from sale ............      $    --         $  (60.4)           $  (60.4)
   Net increase in long-term investments ..........           --             (7.3)               (7.3)
                                                         -------         --------            --------
Net cash used in investing activities .............      $    --         $  (67.7)           $  (67.7)
                                                         -------         --------            --------
Cash flows from financing activities:
   Net proceeds from issue of long-term debt ......      $    --         $    5.3            $    5.3
                                                         -------         --------            --------
Net cash provided by financing
   activities .....................................      $    --         $    5.3            $    5.3
                                                         -------         --------            --------
Net increase (decrease) in cash and
   cash equivalents ...............................      $  17.6         $  (96.6)           $  (79.0)
Cash and cash equivalents at:
   Beginning of period ............................         41.9            239.3               281.2
                                                         -------         --------            --------
   End of period ..................................      $  59.5         $  142.7            $  202.2
                                                         =======         ========            ========

NOTE 11 - UNITED STATES AND CANADIAN ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with U.S. GAAP and conform in all material respects with Canadian GAAP, except as follows:

    (1)  CONSOLIDATED FINANCIAL STATEMENTS

Three months ended November 30, $( millions)                2002         2001
--------------------------------------------            ---------     ---------
Net income (loss) in accordance with U.S. GAAP ...      $(2,164.4)    $   33.0

Effects of differences in accounting for:
   Costs of start-up activities (a) ..............           (3.3)        (3.5)
   Impairment charges under Canadian GAAP (b) ....             --       (123.5)
   Impairment charges under U.S. GAAP (b) ........        2,205.4           --
   Reduced goodwill amortization (b) .............             --         14.1
                                                        ---------     --------
Net income (loss) in accordance with Canadian GAAP      $    37.7     $  (79.9)
                                                        ---------     --------
Basic and diluted net income (loss) per share ....      $    0.12     $ (0.25)
                                                        =========     =======


The amounts in the consolidated balance sheets that materially differ from those reported under U.S. GAAP are as follows: $( in millions)

                                          NOVEMBER 30, 2002             August 31, 2002*
                                     -------------------------    -------------------------
                                       U.S.          CANADIAN         U.S.         Canadian
                                       GAAP            GAAP           GAAP           GAAP
                                     ---------     -----------    ----------     ----------
ASSETS:
Other current assets (a) ......      $    66.6     $     72.0     $     56.3     $     64.0
Long-term investments (c) .....          430.1          424.0          417.9          413.3
Goodwill (b) ..................          771.3          797.0        2,976.8          813.1
Pension asset (c) .............           12.1           44.4           10.8           43.1
Deferred charges (a) ..........           13.1           19.7           12.0           19.6

LIABILITIES AND SHAREHOLDERS'
   EQUITY (DEFICIENCY):
Other long-term liabilities (c)          486.2          426.6          442.1          382.5
Cumulative foreign currency
   translation adjustments (c)              --         (172.8)            --         (171.4)
Deficit (a and b) .............       (3,182.1)      (3,144.4)      (1,017.7)      (3,166.1)
Accumulated other comprehensive
   loss (c) ...................         (258.6)            --         (258.7)            --


* Refer to Note 28 of the Notes to the Consolidated Financial Statements as of August 31, 2002.

(a)  Reporting on the costs of start-up activities

During fiscal 2000, the Company applied SOP 98-5. As a result, during fiscal 2000, the Company expensed $27.3 million in unamortized costs of start-up activities as a change in accounting principle under U.S GAAP. Under Canadian GAAP, SOP 98-5 is not applicable. As a result, under Canadian GAAP, the Company did not record the $27.3 million change in accounting principle amount and continued with the policy of deferring start-up costs and amortizing the deferrals over a reasonable period representing an overall adjustment to conform to Canadian GAAP of $3.3 million expense and

$3.5 million expense during the three months ended November 30, 2002 and the three months ended November 30, 2001, respectively.

(b)  Goodwill impairment

Prior to fiscal 2003, the Company had different accounting policies for determining goodwill impairment for Canadian and U.S. GAAP reporting. This difference in accounting policy resulted in additional goodwill impairment losses under Canadian GAAP totalling $2,273.8 million for the years ended August 31, 1999 through and including August 31, 2002 (during the three months ended November 30, 2001, the Company recorded a goodwill impairment loss totalling $123.5 million under Canadian GAAP). As a result of the reduced goodwill impairment charges under U.S. GAAP, additional goodwill amortization totalling $14.1 million was recorded for the three months ended November 30, 2001.

As of September 1, 2002, the Company followed the guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets" and similar guidance under Canadian GAAP. The guidance in both countries discontinue the amortization of intangible assets with indefinite useful lives. In addition, the Company was required to test goodwill and intangible assets with an indefinite life for impairment in accordance with the provisions of SFAS 142 and Canadian GAAP. Pursuant to the guidance, any impairment loss is to be recorded directly through the deficit account on the consolidated statement of deficit for Canadian GAAP and recorded as a cumulative effect of a change in accounting principle on the consolidated statement of operations for U.S. GAAP. During the three months ended November 30, 2002, under Canadian GAAP, this resulted in an impairment charge totalling $16.0 million. Under U.S. GAAP, this resulted in an impairment loss totalling $2,205.4 million, recorded as a cumulative effect of change in accounting principle.

(c)  Comprehensive income

U.S. GAAP requires that a comprehensive income statement be prepared. Under U.S. GAAP, SFAS No. 87, "Employers Accounting for Pensions", required the Company to record an increase in the additional minimum pension liability. Also, under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders' equity along with the cumulative foreign currency translation adjustments and the SFAS No. 87, pension adjustment. These amounts are reported under the caption "Accumulated other comprehensive loss".

Canadian GAAP does not have the concept of comprehensive income (loss). The cumulative foreign currency translation adjustment is reported in a separate component of shareholders' equity. The SFAS No. 87 pension adjustment (November 30, 2002 - $91.9 million, August 31, 2002 - $91.9 million) under U.S. GAAP is not recorded under Canadian GAAP. In addition, the recording of the available-for-sale securities at their fair values (November 30, 2002 - $6.1 million, August 31, 2002 - $4.6 million) is not recorded under Canadian GAAP.

NOTE 12 - FURTHER INFORMATION ON STOCK OPTION AND STOCK PURCHASE PLANS

(a)  EMPLOYEE STOCK OPTIONS PLANS

     At November 30, 2002, a total of 13,483,241 aggregate options to purchase Common Shares were outstanding under the 1991 and 1998 Employee Stock Option Plans. Of these options; 1,146,393 vested and became exercisable on October 1, 2000 and terminate, subject to conditions of services, on September 30, 2005. Another 5,051,198 options vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003. These options vest immediately upon a change of control of the Company and are for a term of ten years. All other options granted under these two plans are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each twelve month period thereafter on a cumulative basis during the succeeding four years. The plans provide for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. All options are subject to certain conditions of service and, in certain circumstances, a non-competition agreement.

     At November 30, 2002, August 31, 2002 and November 30, 2001, the aggregate options outstanding entitled holders to purchase 13,483,241; 13,483,241 and 14,408,118 Common Shares, respectively, at prices ranging from Cdn. $7.625 - $20.30 and U.S. $0.875 - $15.25.

     During the three months ended November 30, 2002, no Common Shares (November 30, 2001 - no Common Shares) were issued under the plans.

     If the plan of reorganization (as described in Note 1) is approved, all outstanding options will be cancelled.


(b)  DIRECTORS' STOCK OPTION PLAN

     At November 30, 2002; 297,000 Common Shares were reserved for issuance on the exercise of options granted under the directors' stock option plan. All options under this plan are for a term of ten years from the date of the grant and become exercisable with respect to 20% of the total number of shares subject to the option on each of the five successive anniversaries of the date of the grant. Options are subject to certain conditions of service.

     During the three months ended November 30, 2002, no options to purchase Common Shares were granted (November 30, 2001 - no Common Shares) and no options were terminated (2001 - none).


     At November 30, 2002, the aggregate options outstanding entitled non-executive directors to purchase 180,000 (August 31, 2002 - 180,000; November 30, 2001 - 180,000) Common Shares at prices ranging from Cdn. $14.30 to $19.90 per share and U.S. $8.00 per share.

     During the three months ended November 30, 2002, no Common Shares were issued under the plan (November 30, 2001 - none).

     If the plan of reorganization (as described in Note 1) is approved, all outstanding options will be cancelled.


(c)  EMPLOYEE STOCK PURCHASE PLANS

     During fiscal 1999, the Company established the Employee Stock Purchase Plans (the "Plans"). The Plans are available to all non-unionized hourly and salaried employees of the Company, and its subsidiaries meeting certain eligibility requirements. Each eligible employee, who enrolled in the Plans, could elect to withhold from 1% to 10% of his or her salary or hourly earnings to a maximum $10,000 $(10,000 CDN for Canadian employees) in any six month stock purchase period. The accumulated payroll deductions are used to purchase Common Shares of the Company at a price equal to 85% of the lower of the fair market value of the Common Shares on the first and last days of the stock purchase period. Contributions have been suspended with effect from January 1, 2000.

     During the three months ended November 30, 2002 no Common Shares were issued under the Plans (November 30, 2001 - no Common Shares).


NOTE 13 - FURTHER INFORMATION ON LITIGATION

Safety-Kleen settlement

The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

Following Safety-Kleen's filing for petition for chapter 11 relief, the Debtors asserted various claims against Safety-Kleen, and Safety-Kleen and various Safety-Kleen constituencies, including certain current directors of Safety-Kleen (the "Safety-Kleen Directors") and Toronto Dominion (Texas), Inc. ("TD-Texas"), as administrative agent for the secured lenders of Safety-Kleen, asserted various claims against the Debtors. In November 2001, the bankruptcy court hearing Safety-Kleen's chapter 11 proceedings and the Bankruptcy Court held a joint conference and determined that mediation would occur for the claims between the Debtors and the various Safety-Kleen constituencies. Certain claims asserted by the former corporate secretary and general counsel (Mr. Taylor) of Safety-Kleen and certain of its predecessors and by the former chief financial officer (Mr. Humphreys) of Safety-Kleen were not included in the mediation.

The mediation proceedings were held in April 2002 and, on July 18, 2002, the parties to the mediation announced that they had reached a resolution. Upon approval of the Bankruptcy Court, the Canadian Court and the bankruptcy court hearing Safety-Kleen's chapter 11 cases and upon fulfillment of certain contingencies, the Company has agreed to withdraw with prejudice its claim of up to $6.5 billion in Safety-Kleen's bankruptcy proceedings, the Company will allow a claim of $225.0 million as a general unsecured claim in Class 6 under its plan of reorganization in favor of Safety-Kleen and the other claims asserted against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group will be deemed withdrawn with prejudice. In addition, as part of this compromise and settlement, claims against Safety-Kleen by certain current and former Company officers and directors for indemnity and contribution will be deemed withdrawn with prejudice.

On August 16, 2002, the bankruptcy court hearing Safety-Kleen's chapter 11 proceeding approved the settlement. On August 30, 2002, the Bankruptcy Court approved the settlement. On September 11, 2002, the Canadian Court approved the settlement. As part of the compromise and settlement, the Company will be released from its indemnification obligations relating to the Marine Shale Processors and Mercier, Quebec facilities. As a condition to the allowance of the general unsecured claim in favor of Safety-Kleen, Safety-Kleen will cause the claim of the South Carolina Department of Health and Environmental Control ("DHEC") against the Company be withdrawn with prejudice. Safety-Kleen announced a settlement with DHEC in mid October 2002. Releases satisfactory to the parties will be exchanged, and there will be no admission of liability by any party to the agreement or any person providing releases under the agreement. As a result, the Company provided $225.0 million in fiscal 2001 to reflect this settlement and the claim allowed to Safety-Kleen and for the termination of the Company's claims for indemnification, contribution or subrogation from Safety-Kleen and the Safety-Kleen Directors, as well as the termination of claims against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group, including the claims brought by TD-Texas.


Securities Litigation - Shareholder actions

As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

Three actions, filed against the Company and others, are pending in the United States District Court for the District of South Carolina. These cases have been consolidated. Plaintiffs seek to represent a class of purchasers of common stock of the Company for the period of October 15, 1997 through March 13, 2000. Claims are asserted against the Company under Section 10(b) of the United States Securities Exchange Act of 1934 (the "Exchange Act") and SEC rule 10b-5 based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company. Plaintiffs have withdrawn their initial consolidated complaint in this matter. On May 21, 2001, plaintiffs filed a second amended consolidated complaint. The amended complaint repeats the allegations of the withdrawn complaint and adds allegations that the Company's financial statements had accounting irregularities including financial statement information relating to American Medical Response, Inc., a subsidiary of the Company. The court denied motions to dismiss filed by other defendants after the Company filed its voluntary petition for reorganization.

On September 18, 2000, the Company was added as a defendant in a consolidated amended securities fraud class action complaint that had previously been pending in the United States District Court for the District of South Carolina against Safety-Kleen and others. Safety-Kleen, which is in a chapter 11 reorganization proceeding, was dismissed as a defendant. In the currently active complaint, plaintiffs allege that, during the class period, the defendants disseminated to the investing public false and misleading financial statements and press releases concerning the financial statements and results of operations of LESI and Safety-Kleen. Plaintiffs further allege that the proxy statement, prospectus and registration statement pursuant to which LESI and Old Safety-Kleen were merged contained false and misleading financial information. Plaintiffs assert claims under Section 10(b) and 20(a) of the Exchange Act and SEC rule 10b-5 on behalf of all classes and under Section 14(a) of the Exchange Act and Sections 11, 12(a)(2) and 15 of the United States Securities Act of 1933 (the "Securities Act") on behalf of the so-called "merger class". The only claims asserted against the Company prior to its voluntary bankruptcy filings were under Section 20(a) of the Exchange Act and Section 15 of the Securities Act. The Company and other defendants moved to dismiss this action. On May

15, 2001, the court entered an order denying the motions to dismiss all defendants except one. The Company answered the consolidated amended complaint on June 22, 2001, denying any liability. A further amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 18, 2002, the court certified the plaintiffs in this case as representatives of two classes: (1) a class consisting of persons who purchased either (a) common stock of LESI between July 9, 1997 through July 1, 1998; or (b) Safety-Kleen common stock between July 1, 1998 through March 6, 2000 and suffered damages; and (2) a "merger class" of persons who exchanged Old Safety-Kleen common stock for LESI common stock in the merger of LESI and Old Safety-Kleen completed on May 18, 1998. On July 5, 2002, some defendants filed an appeal seeking review of that certification decision. On August 9, 2002, the appellate court denied leave to appeal the certification decision.

A consolidated amended class action complaint for violations of federal securities laws was filed in the United States District Court for the District of South Carolina against parties other than the Company. Plaintiffs in this case sought to amend the complaint to add the Company and additional parties as defendants. Plaintiffs sought to represent a class of all persons who were former shareholders of Rollins Environmental Services, Inc. and who received or should have received the proxy statement with respect to the May 13, 1997 Special Meeting of Stockholders convened to vote on the acquisition of LESI. In this complaint, the plaintiffs alleged that the defendants caused to be disseminated a proxy statement that contained misrepresentations and omissions of a materially false and misleading nature. Claims were asserted against the Company under Sections 14(a) and 20(a) of the Exchange Act. The Company moved to dismiss the claims asserted against it. The court granted the Company's motion to dismiss on June 7, 2001. Motions to dismiss certain of the other defendants were denied. On June 11, 2001, plaintiffs filed a motion seeking leave to file an amended complaint that asserts a common law claim for negligent misrepresentation against the Company. The court granted the motion after the Company's voluntary petition for reorganization, then subsequently vacated its order granting the motion with respect to the Company. An amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 14, 2002, the court granted a motion to dismiss the state law claims asserted against PricewaterhouseCoopers LLP (US) and PricewaterhouseCoopers LLP (Canada). In July 2002, plaintiffs filed a motion for reconsideration of the court's dismissal; the court denied the motion for reconsideration.

Certain of the defendants in the above referenced actions asserted claims for indemnification against the Company. As a result of the Safety-Kleen settlement described above, claims of the seven Safety-Kleen Directors will be withdrawn with prejudice. The Safety-Kleen settlement would not affect the claims of Messrs. Humphreys and Taylor.


Securities Litigation - Bondholder actions

As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

On September 24, 2000, a complaint was filed in the United States District Court for the Southern District of New York against the Company and others. In response to a motion to dismiss filed by certain defendants, plaintiffs filed an amended complaint on March 15, 2001 adding a defendant, and seeking to represent a class of all persons and entities that purchased certain of the Debentures of the Company (issued September 24, 1997; April 23, 1998 and August 6, 1999) during the period September 24, 1997 through and including May 12, 2000 and suffered damages. Plaintiffs assert claims under Sections 11, 12 and 15 of the Securities Act and the common law of South Carolina, alleging that the registration statement and prospectus for the Debentures contained misleading statements with respect to the Company's financial condition and the relative priority of the Debentures. In addition, plaintiffs contend that the Company's financial statements were materially false due to the inclusion of financial information from Safety-Kleen. The Company filed a motion with the Judiciary Panel on Multi-district Litigation (the "JPML") to transfer the above action currently pending in the Southern District of New York to the District of South Carolina. On April 19, 2001, the JPML granted this motion and the action was transferred to the District of South Carolina.

A securities fraud class action complaint has been filed in the United States District Court for the District of South Carolina on August 14, 2000 against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain of the Debentures during the period from October 15, 1997 through and including March 13, 2000. On May 11, 2001, plaintiffs filed an amended complaint, including an additional defendant. Plaintiffs allege that, during the class period, defendants disseminated to the investing public false and misleading financial statements and press releases concerning the relative priority of the Debentures and the Company's publicly reported financial condition and future prospects based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company and its failure to disclose that the billing practices of certain of its healthcare businesses did not comply with applicable governmental regulations. Claims are asserted against the Company and others under Section 10(b) of the Exchange Act and SEC rule 10b-5 promulgated thereunder.

The above two actions were consolidated by order of the South Carolina federal court dated June 20, 2001. In addition to the Company, the defendants include certain current and former officers and directors of the Company, the underwriters for the Company's bonds, PricewaterhouseCoopers LLP (Canada), the Company's auditors, and PricewaterhouseCoopers LLP (US), Safety-Kleen's former auditors. The federal court in South Carolina ordered mediation of the claims brought in the consolidated action. The Bankruptcy Court approved the Company's continued participation in the mediation. On January 9, 2002, the Company announced that it had reached an agreement in principle with all parties to settle the above two actions. The proposed settlement of the class action litigation provides for a release of all claims that the plaintiffs have and may have against the Company and the other defendants. The other defendants, including the Company, will also release certain claims. On July 29, 2002, the Company announced the execution of the definitive settlement agreement. On August 30, 2002, the Bankruptcy Court approved the Company's participation in the settlement. On September 11, 2002, the Canadian Court approved the Company's participation in the settlement. On December 17, 2002, the settlement was approved by the federal court in South Carolina. Certain aspects of the settlement are subject to the following conditions: (i) the entry of an order by the Canadian Court relating to insurance payments; and (ii) confirmation of a satisfactory plan of reorganization for the Company.

On December 12, 2000, a securities fraud class action complaint was filed in the United States District Court for the Southern District of New York against the Company and others. On January 17, 2001, plaintiff filed an amended complaint to add others as defendants. The complaint alleged that defendants disseminated to the investing public false and misleading financial statements and press releases concerning the Company's obligations with respect to the 1992 Indenture, the Facility and the 1997 Indenture. On April 18, 2001, plaintiff filed a motion to dismiss this case as to the Company and others without prejudice and as to certain of the current directors of the Company with prejudice. The Company filed a response, seeking to have the claims against them dismissed with prejudice. On June 19, 2001, the court dismissed the case with prejudice as to all remaining defendants. On July 2, 2001, plaintiff filed a motion for reconsideration or clarification of that decision. On August 13, 2001, the court denied the motion to reconsider and confirmed the dismissal with prejudice. Plaintiff has filed an appeal. An agreement in principle to settle this action has been reached, and the settlement is expected to be finalized in the context of the settlement of the bondholder actions discussed above. Concurrently with the proposed settlement, an agreement in principle was reached to settle a class action by the Company's bondholders against Citibank, N.A., the indenture trustee for the Debentures, subject to court approval.

If the settlement of the bondholder actions described above is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million, and the estate of the Company would receive $12.5 million.

A consolidated class action complaint was filed in federal court in South Carolina on January 23, 2001. This amended complaint consolidates allegations originally brought by plaintiffs in the South Carolina District Court action and in the Delaware District Court, both against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain bonds issued by Safety-Kleen or its predecessor, LESI, from April 17, 1998 through March 6, 2000. Plaintiffs allege that the defendants controlled the functions of Safety-Kleen, including the content and dissemination of its financial statements and public filings, which plaintiffs contend to be false and misleading. Claims asserted against the Company under Sections 10 and 20 of the Exchange Act, SEC rule 10b-5 and Section 15 of the Securities Act. On March 12, 2001, the Company filed a motion to dismiss the consolidated class action complaint. After the Company filed for bankruptcy protection, the court entered an order dismissing all claims against all defendants based on the Securities Act. On June 14, 2002, the court granted plaintiffs' motion for reconsideration in part and allowed the assertion of claims under Section 11(a) of the Securities Act on behalf of "after-market purchasers" of the bonds.

A complaint for violation of California Corporate Securities Law of 1968 and for common law fraud and negligent misrepresentation was filed on March 5, 2001 in the Superior Court of the State of California, County of Sacramento against the Company and others. Plaintiffs in this case seek to represent a class of purchasers or acquirers of certain bonds issued by the California Pollution Control Financing Authority on July 1, 1997 secured by an indenture agreement with LESI and its successor Safety-Kleen in their initial offering on July 1, 1997 and retained through March 6, 2000. The action alleges that defendants made written or oral communications containing false statements or omissions about LESI's and Safety-Kleen's business, finances and future prospects in connection with the offer for sale of those bonds and that plaintiffs bought and retained the bonds in reliance on said statements and were injured thereby. The Company was not served with this complaint until the day after it filed its voluntary petition for reorganization. Subsequent to the Company's filing, certain of the other defendants filed motions to dismiss the action on the grounds that the California court lacked personal jurisdiction over them, and the California court granted the motion and dismissed the action as to those defendants on October 26, 2001. Plaintiffs have filed an appeal from that dismissal.

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS
             (ALL DOLLAR AMOUNTS ARE STATED IN UNITED STATES DOLLARS)



GENERAL

Voluntary petitions for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL") Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, pre-petition liabilities are subject to settlement under such a plan of reorganization.

Ability to continue operations

The consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classification used.

In addition, if the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. As a result, the reported amounts in the consolidated financial statements would materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that would ultimately result from the adoption of "fresh start" accounting.


Goodwill impairment

Effective September 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Accounting for Goodwill and Other Intangible Assets" and as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. As a result, during the three months ended November 30, 2002, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.

RESULTS OF OPERATIONS

Three Months Ended November 30, 2002 compared with
Three Months Ended November 30, 2001


                                                                          PERCENTAGE OF REVENUE   PERCENTAGE INCREASE
                                                                                                      (DECREASE)
                                                                          ---------------------   -------------------
Three months ended November 30,                                               2002       2001        2002 OVER 2001
------------------------------------                                      ----------   --------   -------------------
Revenue ............................................................          100.0%     100.0%              --%
Operating expenses .................................................           79.0       77.6              2.0
Selling, general and administrative expenses .......................            9.6        9.5              0.8
Depreciation expense ...............................................            6.6        6.3              3.1
Amortization expense ...............................................             --        2.0            (99.1)
                                                                             ------      -----
Income from operating segments .....................................            4.8        4.6              3.9
Interest expense ...................................................           (0.5)      (0.6)            (8.5)
Other financing related expenses ...................................           (0.7)      (1.2)           (43.4)
Other income .......................................................            0.1        0.2            (40.0)
                                                                             ------      -----
Income from operations before income taxes .........................            3.7        3.0             23.2
Income tax expense .................................................           (0.2)      (0.2)              --
                                                                             ------      -----
Income before cumulative effect of change in accounting principle ..            3.5        2.8             24.2
Cumulative effect of change in accounting principle ................         (189.7)        --               NM
                                                                             ------      -----
Net income (loss) ..................................................         (186.2)       2.8               NM
                                                                             ======      =====

Revenue

The sources of revenue and changes by business segment are as follows: $( in millions)

                                              REVENUE                       PERCENTAGE INCREASE (DECREASE)
                                     FOR THE THREE MONTHS ENDED               FOR THE THREE MONTHS ENDED
                                            NOVEMBER 30,                             NOVEMBER 30,
                                --------------------------------------     --------------------------------
                                       2002               2001             2002 OVER 2001    2001 Over 2000
                                -----------------    -----------------     --------------    --------------
Contract Bus services ......      $526.8    45.3%      $527.0    45.4%           --%              0.6%
Greyhound ..................       274.4    23.6        284.2    24.4          (3.4)             (3.4)
Healthcare services ........       361.0    31.1        350.6    30.2           3.0              (0.1)
                                --------   -----     --------   -----
                                $1,162.2   100.0%    $1,161.8   100.0%           --              (0.6)
                                ========   =====     ========   =====

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                     PERCENTAGE INCREASE (DECREASE)
                                                            THREE MONTHS ENDED
                                                               NOVEMBER 30,
                                                    --------------------------------
                                                      2002 OVER           2001 Over
                                                         2001               2000
                                                    ------------        -----------
INCREASE IN REVENUE AS A RESULT OF ACQUISITIONS
Contract Bus services ...........................        0.1%                 --%
Greyhound .......................................         --                 0.1
Healthcare services .............................         --                  --
                                                        ----                ----
    Subtotal ....................................        0.1                 0.1
                                                        ----                ----
FOREIGN EXCHANGE RATE CHANGES
Contract Bus services ...........................         --                (0.1)
Greyhound .......................................         --                (0.2)
Healthcare services .............................         --                  --
                                                        ----                ----
    Subtotal ....................................         --                (0.3)
                                                        ----                ----
OTHER, PRIMARILY THROUGH PRICE AND VOLUME CHANGES
Contract Bus services ...........................       (0.2)                0.4
Greyhound .......................................       (0.8)               (0.8)
Healthcare services .............................        0.9                  --
                                                        ----                ----
    Subtotal ....................................       (0.1)               (0.4)
                                                        ----                ----
Total ...........................................         --%               (0.6%)
                                                        ====                ====

For each of the periods described below, management's estimates of the components of changes in the revenue of the respective segments are as follows:

                                                       PERCENTAGE INCREASE (DECREASE)
                                                             THREE MONTHS ENDED
                                                                 NOVEMBER 30,
                                                       ------------------------------
                                                       2002 OVER           2001 Over
                                                         2001                2000
                                                       ---------           ---------
CONTRACT BUS SERVICES
Increase in revenue as a result of acquisitions .        0.3%                  --%
Foreign exchange rate changes ...................        0.1                 (0.3)
Other, primarily through price and volume changes       (0.4)                 0.9
                                                        ----                 ----
    Total .......................................         --%                 0.6%
                                                        ====                 ====
GREYHOUND
Increase in revenue as a result of acquisitions .         --%                 0.2%
Foreign exchange rate changes ...................        0.1                 (0.7)
Other, primarily through price and volume changes       (3.5)                (2.9)
                                                        ----                 ----
    Total .......................................       (3.4)%               (3.4)%
                                                        ====                 ====
Increase in revenue as a result of acquisitions .         --%                  --%
Foreign exchange rate changes ...................         --                   --
Other, primarily through price and volume changes        3.0                 (0.1)
                                                        ----                 ----
    Total .......................................        3.0%                (0.1)%
                                                        ====                 ====

Revenue in the Contract Bus services segment remained relatively unchanged from the prior period. Contracts lost were offset by price increases, additional routes and new business, acquisitions and a slight strengthening of the Canadian dollar against the U.S. dollar.

The decrease in revenue in the Greyhound segment is primarily attributable to the discontinuation of the Golden State Transportation ("Golden State") operations, the slower than expected recovery of the travel services market and the late placement of the U.S. Thanksgiving holiday this year. Golden State, a 51.4% owned subsidiary, ceased operations effective August 30, 2002 and filed a voluntary petition for bankruptcy on September 30, 2002. Because of the U.S. Thanksgiving holiday being celebrated later in November 2002, a portion of the Thanksgiving travel occurred during the month of December 2002.

The increase in revenue in the Healthcare services segment is primarily due to an increase in the revenue per transport in the ambulance services business and an increase in the revenue per visit in the emergency management services business.

For each of the periods described below, revenue and changes in revenue from geographic components are as follows: $( in millions)

                                           REVENUE                                  PERCENTAGE INCREASE (DECREASE)
                                 FOR THE THREE MONTHS ENDED                           FOR THE THREE MONTHS ENDED
                                        NOVEMBER 30,                                         NOVEMBER 30,
                  -------------------------------------------------------       --------------------------------------
                             2002                          2001                 2002 OVER 2001          2001 Over 2000
                  -----------------------          ----------------------       --------------          --------------
United States ..     $1,072.1       92.2%          $1,072.8        92.3%              (0.1%)                  (0.4)%
Canada .........         90.1        7.8               89.0         7.7                1.2                    (2.4)
                     --------      -----           --------       -----
                     $1,162.2      100.0%          $1,161.8       100.0%                --                    (0.6)
                     ========      =====           ========       =====


INCOME (LOSS) FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES, AND THE COST OF OPERATIONS AND OPERATING PROFIT MARGINS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES

Income (loss) from operations before depreciation and amortization expenses and changes by segment are as follows: $( in millions)

                                        INCOME (LOSS) FROM OPERATIONS
                                           BEFORE DEPRECIATION AND
                                            AMORTIZATION EXPENSES               PERCENTAGE INCREASE (DECREASE)
                                         FOR THE THREE MONTHS ENDED               FOR THE THREE MONTHS ENDED
                                                 NOVEMBER 30,                             NOVEMBER 30,
                                  --------------------------------------       ---------------------------------
                                          2002                 2001            2002 OVER 2001     2001 Over 2000
                                  --------------------------------------       --------------     --------------
Contract Bus services .......      $106.5      80.6%     $120.0    79.9%         (11.3)%               (1.6)%
Greyhound ...................        (1.5)     (1.1)        5.2     3.5         (128.8)               (75.6)
Healthcare services .........        27.1      20.5        25.0    16.6            8.4                (27.5)
                                   ------     -----      ------   -----
                                   $132.1     100.0%     $150.2   100.0%         (12.1)               (15.5)
                                   ======     =====      ======   =====

Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability represent the major components of the cost of operations. Operating costs as a percentage of revenue for the three months ended November 30, 2002 were 88.6%, compared with 87.1% in 2001.

The increase in operating costs as a percentage of revenue in the three months ended November 30, 2002 was primarily due to an increase in the provision for accident claims costs. The majority of the increase is due to increased provisions for prior years' claims. Actuarial projections of future medical costs, the ultimate settlement amounts and court awards continue to increase. The Company has continued with its policy of providing for such costs at the higher end of the actuarial range.

For each of the periods described below, the operating profit margins before depreciation and amortization expenses of the individual segments and consolidated margins are as follows:

Three Months Ended November 30,     2002        2001
-------------------------------    ------      ------
Contract Bus services .......       20.2%       22.8%
Greyhound ...................       (0.5)        1.8
Healthcare services .........        7.5         7.1
Consolidated ................       11.4        12.9

For the three months ended November 30, 2002, the operating profit margin before depreciation and amortization expenses in the Contract Bus services segment was 20.2% down from the 22.8% experienced in the three months ended November 30, 2001. Increased accident claims costs, particularly in the education services operations, and increases in wages and health and welfare benefits throughout the segment more than offset a decrease in fuel prices experienced. The increase in health and welfare benefits was primarily driven by increased medical costs.

In the three months ended November 30, 2002, the operating profit margin before depreciation and amortization expenses in the Greyhound segment was negative 0.5% compared to 1.8% for the three months ended November 30, 2001. The decrease in the operating margin is primarily from increased accident claims costs, increased health and welfare benefits, increased pension expense and increased security costs. Partially offsetting these cost increases was a reduction in the amount spent on advertising. As with the Contract Bus services segment, the increase in health and welfare benefits was primarily driven by increased medical costs. The increase in pension expense is due to lower investment returns on the pension assets and a lower discount rate used to determine the pension liability. Security costs have increased in response to September 11th.

In the three months ended November 30, 2002, the operating profit margin before depreciation and amortization expenses in the Healthcare services segment was 7.5% compared to 7.1% for the three months ended November 30, 2001. The increase in the operating margin is primarily due to an increase in the revenue per transport in the ambulance services business and an increase in the revenue per visit in the emergency management services business. This revenue increase was partially offset by increased accident claims costs and an increase in health and welfare benefits.


DEPRECIATION EXPENSE

Depreciation expense for the three months ended November 30, 2002 increased slightly to $76.2 million from $73.9 million in the prior period.


AMORTIZATION EXPENSE

Amortization expense for the three months ended November 30, 2002 decreased to $0.2 million from $22.7 million in the prior period. The decrease is a result of goodwill no longer being amortized. Instead, it is tested for impairment at least on an annual basis. This change in policy is due to new accounting rules implemented by the Company during the quarter. See "Cumulative effect of change in accounting principle" below for discussion on the goodwill impairment loss recorded during the three months ended November 30, 2002. The amount of amortization expense relating to goodwill recorded during the three months ended November 30, 2001 totaled $22.5 million.

INTEREST EXPENSE

In the three months ended November 30, 2002, interest expense decreased by 8% to $6.5 million from $7.1 million in 2001. The majority of this decrease was due to a reduction in the average borrowings level. No interest expense was accrued on prepetition debt of the Debtors for the three months ended November 30, 2002 and for the three months ended November 30, 2001. The total interest on prepetition debt that was not accrued during the quarter was approximately $71.4 million (November 30, 2001 - $70.0 million).


OTHER FINANCING RELATED EXPENSES

During the three months ended November 30, 2002, the Company incurred $8.2 million (November 30, 2001 - $14.5 million) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totalling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1 of Notes to the Consolidated Financial Statements for the three months ended November 30, 2002. Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization.


OTHER INCOME

Other income decreased by $1.0 million to $1.5 million in the quarter ended November 30, 2002. The primary reason for the decrease is because of lower returns experienced on the Company's investment portfolio.


INCOME TAX EXPENSE

During the three months ended November 30, 2002, the Company incurred an income tax expense totaling $1.5 million (November 30, 2001 - $1.5 million). The amounts represent the Company's estimate of the cash taxes owing for the respective periods.


CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Effective September 1, 2002, the Company adopted SFAS 142 and, as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. To determine estimated fair value of the reporting units the Company utilized independent valuations of the underlying businesses. This methodology differs from the Company's previous accounting policy, which used undiscounted cash flows to determine possible impairment.

During the three months ended November 30, 2002, the Company completed the impairment assessment as required by SFAS 142 and determined that the carrying value of certain of its operations exceeded their fair value. As a result, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.

NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE

Income (loss) from operations before other financing related expenses and the cumulative effect of change in accounting principle, for the quarter ended November 30, 2002 increased to income of $49.2 million or $0.15 per share compared with income of $47.5 million or $0.15 per share for the quarter ended November 30, 2001. This increase is due primarily to the factors discussed previously.

Other financing related expenses during the three months ended November 30, 2002 totalling $8.2 million $(0.02 per share)(November 30, 2001 - $14.5 million, or $0.05 per share) were incurred during the quarter as a result of (i) events of default under the Facility, (ii) events of default on the Debentures and (iii) the voluntary petition for reorganization.

During the three months ended November 30, 2002, $2,205.4 million or $6.77 per share was recorded as a cumulative effect of accounting principle. The charge relates to the adoption of a new policy for determining impairments in goodwill and other intangible assets.


In total, the net income (loss) was a loss of $2,164.4 million or $6.64 per share in the quarter compared with income of $33.0 million or $0.10 per share for the quarter ended November 30, 2001.

The weighted average number of Common Shares outstanding during the quarter remained unchanged at 325.9 million.


FINANCIAL CONDITION

As of November 30, 2002 and August 31, 2002, the Company's capital consisted of:
$( in millions)

                                           NOVEMBER 30, 2002        August 31, 2002           Change
                                       ----------------------    ---------------------    -----------
Long-term debt (including the
   current portion) ................    $    227.2      6.5%     $    224.7      4.0%     $      2.5
Other long-term liabilities ........         486.2     14.0           442.1      7.9            44.1
Liabilities subject to compromise...       3,977.1    114.3         3,977.1     71.0              --
Shareholders' equity (deficiency)...      (1,210.2)   (34.8)          954.1     17.1        (2,164.3)
                                        ----------    -----      ----------    -----      ----------
                                        $  3,480.3    100.0%     $  5,598.0    100.0%     $ (2,117.7)
                                        ==========    =====      ==========    =====      ==========


Voluntary petitions for reorganization

On June 28, 2001, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors include the Company and five of its direct and indirect subsidiaries: Laidlaw USA, LIL, LIFC, Laidlaw One, and LTI. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the CCAA in the Canadian Court. None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

The $2.5 million increase in long-term debt is primarily a result of borrowings under the Greyhound Lines, Inc. ("Greyhound") facility to satisfy cash funding requirements.

The $44.1 million increase in other long-term liabilities is primarily due to the increase in claims liabilities as a result of increased accident claims costs being experienced.

Shareholders' equity (deficiency) decreased by $2,164.3 million primarily as a result of the net loss of $2,164.4 million.


LIQUIDITY

Cash used in operating activities decreased by $8.5 million to $8.1 million, in the three months ended November 30, 2002. In the three months ended November 30, 2001, cash used in continuing operating activities totalled $16.6 million.

Since August 31, 2002, working capital, before the current portion of long-term debt, has increased $82.9 million to $585.7 million at November 30, 2002. This increase is primarily a result of working capital associated with the start-up of the new school year.

Approximately $100.1 million of the cash and equivalents and short-term deposits and marketable securities are assets of the Company's wholly owned insurance subsidiaries and are used to support the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they would have to be replaced by other suitable financial assurances.


Potential Pension Plan Funding Requirements

For financial reporting and investment planning purposes, the Company currently uses an actuarial mortality table that closely matches the actual experience related to the existing participant population. For funding purposes, United States pension law mandates the use of a prescribed actuarial mortality table and discount rates that differ from those used by the Company for financial reporting and investment planning purposes. The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2002. Based upon the application of the actuarial mortality table, discount rates and funding calculations prescribed by current regulations, and further assuming a continuation of the freeze of wage and service accruals and that the ATU Plan assets can obtain annual investment returns of 7.5%, estimated Company contributions to the ATU Plan, based on the Company's policy of funding the minimum contributions required by law, will total $187 million through 2007. Lowering the assumed investment return on ATU plan assets to 5% results in estimated contributions through 2007 of $205 million, while a 10% return results in estimated contributions through 2007 of $169 million. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations may result in changes in the prescribed actuarial mortality table or discount rates, or that there will be market driven changes in the discount rates, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will transfer shares of its post-reorganization common stock equal in value to $50 million to a trust formed for the benefit of such plans (the "Pension Plan Trust").

The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. All proceeds of stock sales will be contributed directly to the Greyhound U.S. Plans. The PBGC will have non-voting participation in these sale decisions. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004. Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004. These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound).


Debtor-in-possession facility

To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing from General Electric Capital (the "DIP Facility"). The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United States and Canada (other than Greyhound and its subsidiaries and joint ventures)(collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The total borrowing available to LIFC, Laidlaw Transportation Management, Inc., LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") is $180.0 million (the "U.S. DIP Facility"), including a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") is $20.0 million (the "Canadian DIP Facility"), including a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

The amount of credit available to the Borrowers under the DIP Facility is based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.

Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.5%. The Borrowers pay letter of credit fees to each administrative agent under each facility equal to 2.0% per annum of the face amount of the letters of credit. Other fees consist of (1) an unused facility fee equal to 0.5% per annum on the average unused daily balance of each facility and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntary termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003. Finally, the Borrowers and the Guarantors also paid a $2.0 million fee to the agents during fiscal 2001.

To secure the Borrowers' obligations under each facility, the Borrowers granted a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

As of November 30, 2002 the Company had no borrowings under the DIP Facility, but issued letters of credit of $37.1 million and had $162.9 million of availability.

The Company was in default as of November 30, 2002 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the period ended November 30, 2002. In addition, several operating entities did not meet the capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended November 30, 2002. The Company is in the process obtaining a waiver under the DIP facility with respect to these defaults and expects to obtain future waivers. There is no assurance such waivers will be obtained.


The Greyhound Facility

In October 2000, Greyhound entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the "Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. Borrowings initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.5% per annum or LIBOR plus 2.0% as selected by Greyhound. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon Greyhound Parties' ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Letters of credit fees are based on the applicable LIBOR margin. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants. As of November 30, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

Based upon Greyhound's fiscal 2003 operating budget, management anticipates remaining in compliance with these covenants, although only by a small margin during fiscal 2003. Management is closely monitoring this situation and intends to request covenant amendments should it appear likely such amendments will be necessary in order to remain in compliance with the covenants, although, there is no assurance that such amendments will be granted.

As of November 30, 2002, the Company had outstanding borrowings under the Greyhound Facility of $7.3 million, issued letters of credit of $41.8 million and had availability of $75.9 million.


CAPITAL EXPENDITURES AND CAPITAL RESOURCES

Net expenditures for the purchase of capital assets for normal replacement requirements and increases in services, decreased to $67.6 million for the three months ended November 30, 2002 (including $NIL million of purchases of capital assets financed by notes payable, operating leases and/or capital leases) from $90.5 million for the three months ended November 30, 2001 (including $30.1 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases). This increase is primarily a result of the Company curtailing capital spending in the prior period due to the Company's financial position at that time.

Expenditures on the acquisitions of businesses (including long-term debt assumed) were $3.2 million for the three months ended November 30, 2002. No acquisitions of businesses were completed during the three months ended November 30, 2001.


CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are the Company's most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.


Claims liability and professional liability reserves

The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and the discount rate. The amount of these reserves could differ from the Company's ultimate liability related to these claims due to changes in the Company's accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases and discount rates.

Revenue recognition in the Healthcare services segment

Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable, based upon recent experience, under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals or directly from patients. The Company derives approximately 39% of its collections in the healthcare services segment from Medicare and Medicaid, 7% from contracted hospitals, 44% from private insurers, including prepaid health plans and other sources, and 10% directly from patients.

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that they are not reimbursable under plan coverage, they were for services provided that were not medically necessary, or insufficient supporting information was provided.

As a result, there is a reasonable possibility that recorded estimates could change materially and that retroactive adjustments may change the amounts realized from third-party payors. Such adjustments are recorded in future periods as adjustments become known.


Pension

The determination of the Company's obligation and expense for pension benefits is dependent on the selection of certain assumptions and factors. These include assumptions about the discount rate, the expected return on plan assets and the rate of future compensation increase as determined by management. In addition, the Company's actuarial consultants also use factors to estimate such items as retirement age and mortality tables. The assumptions and factors used by the Company may differ materially from actual results due to changing market conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company. During fiscal 2002, the Company has experienced a reduction in interest rates and a deterioration in plan returns. If this trend continues, the Company may have to fund the pension plans in future years through actual cash contributions.

In addition, as discussed above under "Liquidity - Potential Pension Plan Funding Requirements", the Company has agreed with the PBGC to the principal economic terms relating to claims asserted by the PBCG against the Debtors regarding the funding levels of the Greyhound U.S. Plans. Under the PBGC Agreement, the Company has committed to make substantial cash contributions to the Greyhound U.S. Plans, in addition to contributions required under applicable law.


Contingencies

As discussed in Notes 6 and 13 of the Notes to the Consolidated Financial Statements, management is unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain litigation matters disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these proceedings will have a material adverse affect on the Company's consolidated financial position. It is possible, however, that results of operations could be materially affected by changes in management's assumptions relating to these proceedings or the actual final resolution of these proceedings.


RISK FACTORS IN THE COMPANY

The Company is exposed to a variety of financial, operating and market risks. Some of these risks are within the Company's control; others are not. For controllable risks, the Company applies specific risk management strategies to reduce the likelihood of loss. The following are the risk factors in the Company not already disclosed elsewhere in this report.


Accident claims costs

As discussed above under the "Critical accounting policies", the Company experiences significant costs surrounding accident and professional liability claims and uses estimates and assumptions when providing for the ultimate costs of these incidents. The ultimate costs could materially affect the Company's financial condition and results of operations.

The Company has in place procedures to manage the risk. The first is a comprehensive safety program throughout the Company, which has as its goal to reduce the number of accidents as far as practically possible. Although recent accident claims cost increases experienced because of increased medical costs, ultimate settlement amounts and court awards, and increased severity of accidents experienced, the accident frequency as a percentage of revenue has actually declined over the last number of years. Once an accident has incurred, the Company has procedures and settlement practices in place to minimize the ultimate cost to the Company.


Healthcare revenue

In August 1997, the U.S. Federal Government passed the Balanced Budget Act of 1997 (the "Act"), which provides for certain changes to the Medicare reimbursement system. These changes include, among other things, the requirement for the development and implementation of a prospective fee schedule for reimbursement of ambulance services. Prior to these changes, ambulance services were reimbursed from Medicare on a reasonable charge basis.

The Act mandates that this fee schedule be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

The Act also required that beginning January 1, 2001, ambulance service providers accept assignment whereby the Company receives payment directly from Medicare and accepts such amount along with the co-pay and deductible paid by the patient as payment in full. Further, the Act stipulates that third-parties may elect to no longer provide payments for cost sharing for co-insurance, or co-payments, for dual qualified (Medicare and Medicaid) beneficiaries.

In January 1999, the Center for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rulemaking committee to create the new fee schedule for Medicare reimbursement of ambulance services.

That committee convened in February 1999. The fee schedule and the mandatory acceptance of assignment was implemented on April 1, 2002. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented.

The Company has implemented a plan that it believes will mitigate the potential adverse impact from these changes. The plan includes renegotiation of "9-1-1" contracts, adjusting rates and seeking alternative relief from the federal and local governments.

As a result, estimating the revenue from healthcare services is subject to significant uncertainties and subsequent adjustments to the recorded revenue could be material.


Potential loss of customers

The Debtors' commencement of the chapter 11 case could adversely affect the Company's relationships with its customers and has already with certain customers. Because of the concern regarding the Company's ability to perform its obligations under its contracts, the Company's existing customers may terminate such contracts. Further, several of the Company's subsidiaries are parties to agreements that permit the customer to cancel its agreement with the subsidiary upon the filing for bankruptcy by the subsidiary's parent company. Consequently, certain contracts of the Company's subsidiaries may be terminated because the Company is a party to the chapter 11 case. Moreover, in the local county ambulatory services business, the local county may terminate the contract upon such bankruptcy filing of any affiliates and fulfill the Company's obligations itself through the use of the Company's equipment. In addition, initiation of new customer relationships may be hampered by the chapter 11 case.


Performance bonds

The Company's school busing business is highly dependent on the Company's ability to obtain performance bond coverages sufficient to meet bid requirements imposed by potential customers. The Company's ability to obtain adequate bonding coverages has been adversely affected by the Company's poor financial position and lack of liquidity. Furthermore, many school boards are requiring higher dollar-value performance bonds from their service providers. There can be no assurance that, going forward, the Company will obtain access to adequate bonding capacity. If adequate bonding capacity is not available or if the terms of such bonding are too onerous, there would be a material adverse effect on the Company.


Increasing competitive and external pressures

Contract Bus services - The segment competes with several large companies and a substantial number of smaller locally owned operations in the contract bus services business segment. Moreover, most school districts operate their own school bus systems. In acquiring new school bus contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

Greyhound - The inter-city transportation industry is highly competitive. Greyhound's primary sources of competition for passengers are automobile travel, low cost air travel from both regional and national airlines, and, in certain markets, regional bus companies and trains. Airlines have increased their penetration in intermediate-haul markets (450 to 1,000 miles), which has resulted in the bus industry, in general, reducing prices in these markets in order to compete. Additionally, airline discount programs have attracted certain long-haul passengers away from Greyhound. However, these lower airline fares usually contain restrictions and require advance purchase. Typically, Greyhound's customers decide to travel only a short time before their trip and purchase their tickets on the day of travel. Greyhound's everyday low pricing strategy results in "walk-up" fares substantially below comparable airline fares. In instances where Greyhound's fares exceed an airline discount fare, Greyhound believes the airline fares typically are more restrictive and less readily available than travel provided by Greyhound. However, Greyhound has also instituted numerous advance purchase programs, in order to attract the price sensitive customer. Price, destination choices and convenient schedules are the ways in which Greyhound meets this competitive challenge.

The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

Although the Greyhound travel services business benefited for a brief period after September 11, 2001 as a result of airline passengers seeking alternative forms of transportation, the unrelated October 2001 incident involving a Greyhound passenger adversely affected these operations. The impact to date of these events has been numerous cancellations and a significant decrease in new bookings. Security expenses have also increased significantly in response to these events. Continued declines in Greyhound's bookings and other Greyhound operations, combined with increased security expenses related to these events, could have a material adverse effect on the Company's financial condition or results of operations.

Healthcare services - Through its ambulance business unit, the Company competes with several large companies and a substantial number of smaller locally owned operators in the healthcare transportation services industry. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

Emergency management services is also subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care and the reputation of the Company's emergency department business unit among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

There can be no assurance that the Company will be able to compete successfully against these sources of competition or other competitive or external factors.


Retention of key personnel

The Company's success depends upon its ability to recruit and retain key personnel. The Company could experience difficulty in retaining its current key personnel or in attracting and retaining necessary additional key personnel. Low unemployment in certain market areas can make the recruiting, training, and retention of full-time and part-time personnel more difficult and costly, including the cost of overtime wages. The Company's internal growth will further increase the demand on its resources and require the addition of new personnel. The Company has entered into employment agreements with certain of its executive officers and certain other key personnel. However, failure to retain or replace key personnel may have an adverse effect on the Company's business.


Fuel price fluctuations

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Given the ticket based revenue stream of the Greyhound segment, fuel price increases at the U.S. operations of the Greyhound segment, limited by what the market can bear, can be passed on to the passenger through increased fares. The majority of the Canadian operations of the Greyhound segment operates in a regulated market and ticket price increases must be first approved by government agencies. The other operations, that have fuel requirements, operate with a contractual based revenue stream. Fuel price increases take a longer time to be passed on to the customer, in most cases upon renewal of the contract.


FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this report, including statements regarding the status of financing arrangements, the status and outcomes of restructuring discussions and proceedings, future operating results and market opportunities, possible asset dispositions and other statements, that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to; the negotiating positions of various constituencies and the results of negotiations regarding restructuring plans; the Company's ability to continue as a going concern; market factors, including competitive pressures and changes in pricing policies; changes in interpretations of existing legislation or the adoption of new legislation; loss of major customers; the ability to continue to satisfy bonding requirements for existing or new customers; volatility in energy costs; the costs and risks associated with litigation; costs related to accident and other claims; potential pension plan funding requirements; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.


LEGAL PROCEEDINGS

See Notes 6 and 13 of Notes to the Consolidated Financial Statements for the three months ended November 30, 2002.

                                               LAIDLAW INC.
                           (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)
                          CONSOLIDATED BALANCE SHEETS

                                                              FEBRUARY 28,    AUGUST 31,
                                                                  2003           2002
                                                              -------------   -----------
                                                               (UNAUDITED)
                                                              (U.S. DOLLARS IN MILLIONS)
                                         ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................    $  280.6       $  343.5
Restricted cash and cash equivalents (Note 2)...............       108.8           75.8
Short-term deposits and marketable securities (Note 2)......        29.6           16.1
Trade accounts receivable (Note 3)..........................       625.3          490.4
Other receivables...........................................        64.8           54.9
Income taxes recoverable....................................        32.7           29.2
Parts and supplies..........................................        50.7           50.4
Other current assets........................................        73.0           56.3
                                                                --------       --------
TOTAL CURRENT ASSETS........................................     1,265.5        1,116.6
                                                                --------       --------
LONG-TERM INVESTMENTS.......................................       422.5          417.9
                                                                --------       --------
PROPERTY AND EQUIPMENT
Land........................................................       163.1          162.2
Buildings...................................................       291.8          284.3
Vehicles....................................................     2,182.9        2,128.3
Other.......................................................       428.8          417.2
                                                                --------       --------
                                                                 3,066.6        2,992.0
Less: Accumulated depreciation..............................     1,414.5        1,314.3
                                                                --------       --------
                                                                 1,652.1        1,677.7
                                                                --------       --------
OTHER ASSETS
Goodwill (net of accumulated amortization and impairments of
  $2,987.1; August 31, 2002 -- $776.0) (Note 4).............       774.9        2,976.8
Pension asset...............................................        14.6           10.8
Deferred charges and other assets...........................        18.5           12.0
                                                                --------       --------
                                                                   808.0        2,999.6
                                                                --------       --------
TOTAL ASSETS................................................    $4,148.1       $6,211.8
                                                                ========       ========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)

                          CONSOLIDATED BALANCE SHEETS

                                                              FEBRUARY 28,    AUGUST 31,
                                                                  2003           2002
                                                              -------------   -----------
                                                               (UNAUDITED)
                                                              (U.S. DOLLARS IN MILLIONS)
                                       LIABILITIES
LIABILITIES NOT SUBJECT TO COMPROMISE
  CURRENT LIABILITIES
  Accounts payable..........................................    $   96.3       $   109.7
  Accrued liabilities.......................................       510.4           504.1
  Current portion of long-term debt.........................        19.2            20.3
                                                                --------       ---------
  TOTAL CURRENT LIABILITIES.................................       625.9           634.1
  LONG-TERM DEBT (Note 5)...................................       217.9           204.4
  OTHER LONG-TERM LIABILITIES...............................       677.7           442.1
LIABILITIES SUBJECT TO COMPROMISE (Note 6)..................     3,977.1         3,977.1
                                                                --------       ---------
COMMITMENTS AND CONTINGENCIES (Notes 1, 7 and 14)
TOTAL LIABILITIES...........................................     5,498.6         5,257.7
                                                                --------       ---------
                            SHAREHOLDERS' EQUITY (DEFICIENCY)
Preference Shares (Note 8)..................................         7.9             7.9
Common Shares; issued and outstanding 325,927,870 (August
  31, 2002 -- 325,927,870) (Note 8).........................     2,222.6         2,222.6
Accumulated other comprehensive loss (Note 8)...............      (415.1)         (258.7)
Deficit.....................................................    (3,165.9)       (1,017.7)
                                                                --------       ---------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY).....................    (1,350.5)          954.1
                                                                --------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY).....    $4,148.1       $ 6,211.8
                                                                ========       =========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         THREE MONTHS ENDED            SIX MONTHS ENDED
                                                             FEBRUARY 28                 FEBRUARY 28
                                                      -------------------------   --------------------------
                                                         2003          2002           2003          2002
                                                      -----------   -----------   ------------   -----------
                                                       (U.S. DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                                                           (UNAUDITED)
REVENUE
Contract Bus services...............................   $  469.4      $  474.3      $   996.2      $1,001.3
Greyhound...........................................      281.7         281.5          556.1         565.7
Healthcare services (Note 3)........................      369.6         349.8          730.6         700.4
                                                       --------      --------      ---------      --------
TOTAL REVENUE.......................................    1,120.7       1,105.6        2,282.9       2,267.4
Operating expenses..................................      894.3         869.6        1,813.0       1,770.7
Selling, general and administrative expenses........      116.6         111.3          228.0         221.8
Depreciation expense................................       75.4          74.7          151.6         148.6
Amortization expense (Note 4).......................        0.3          22.8            0.5          45.5
                                                       --------      --------      ---------      --------
INCOME FROM OPERATING SEGMENTS......................       34.1          27.2           89.8          80.8
Interest expense (Note 6)...........................       (6.5)         (7.8)         (13.0)        (14.9)
Other financing related expenses (Note 9)...........      (22.9)        (15.0)         (31.1)        (29.5)
Other income (Note 7)...............................       13.0           4.6           14.5           7.1
                                                       --------      --------      ---------      --------
INCOME BEFORE INCOME TAXES..........................       17.7           9.0           60.2          43.5
Income tax expense..................................       (1.5)         (1.7)          (3.0)         (3.2)
                                                       --------      --------      ---------      --------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE..............................       16.2           7.3           57.2          40.3
Cumulative effect of change in accounting principle
  (Note 4)..........................................         --            --       (2,205.4)           --
                                                       --------      --------      ---------      --------
NET INCOME (LOSS)...................................   $   16.2      $    7.3      $(2,148.2)     $   40.3
                                                       ========      ========      =========      ========
BASIC EARNING (LOSS) PER SHARE
  Income before cumulative effect of change in
     accounting principle...........................   $   0.05      $   0.02      $    0.18      $   0.12
  Cumulative effect of change in accounting
     principle......................................         --            --          (6.77)           --
                                                       --------      --------      ---------      --------
  Net income (loss).................................   $   0.05      $   0.02      $   (6.59)     $   0.12
                                                       ========      ========      =========      ========
DILUTED EARNINGS (LOSS) PER SHARE
  Income before cumulative effect of change in
     accounting principle...........................   $   0.05      $   0.02      $    0.18      $   0.12
  Cumulative effect of change in accounting
     principle......................................         --            --          (6.77)           --
                                                       --------      --------      ---------      --------
  Net income (loss).................................   $   0.05      $   0.02      $   (6.59)     $   0.12
                                                       ========      ========      =========      ========

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                            THREE MONTHS       SIX MONTHS ENDED
                                                          ENDED FEBRUARY 28      FEBRUARY 28
                                                          -----------------   ------------------
                                                            2003      2002      2003       2002
                                                          --------   ------   ---------   ------
                                                                (U.S. DOLLARS IN MILLIONS)
                                                                       (UNAUDITED)
NET INCOME (LOSS).......................................  $  16.2    $ 7.3    $(2,148.2)  $ 40.3
Unrealized gains (losses) on securities net of
  reclassification adjustments for losses included in
  net income (net of NIL taxes).........................      2.0     (0.6)         3.5      6.5
Foreign currency translation adjustments arising during
  the period (net of NIL taxes).........................     17.9     (7.5)        16.5    (12.9)
Minimum pension liability adjustment (net of NIL
  taxes)................................................   (176.4)      --       (176.4)   (72.8)
                                                          -------    -----    ---------   ------
COMPREHENSIVE LOSS......................................  $(140.3)   $(0.8)   $(2,304.6)  $(38.9)
                                                          =======    =====    =========   ======

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
              (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 -- NOTE 1)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS       SIX MONTHS ENDED
                                                          ENDED FEBRUARY 28      FEBRUARY 28
                                                          -----------------   ------------------
                                                           2003      2002       2003       2002
                                                          -------   -------   ---------   ------
                                                                (U.S. DOLLARS IN MILLIONS)
                                                                       (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss) for the period......................  $ 16.2    $  7.3    $(2,148.2)  $ 40.3
  Items not affecting cash:
     Depreciation and amortization......................    75.7      97.5        152.1    194.1
     Other financing related expenses...................    22.9      15.0         31.1     29.5
     Cumulative effect of change in accounting
       principle........................................      --        --      2,205.4       --
     Other items........................................    (5.3)     (5.9)        (7.0)    (8.9)
  Increase (decrease) in claims liability and
     professional liability insurance accruals..........    20.0       1.8         48.7    (16.8)
  Increase (decrease) in accrued interest...............     4.4       4.2          0.1     (0.5)
  Cash provided by (used in financing) other working
     capital items......................................   (30.3)     23.4       (166.0)   (94.8)
  Cash portion of other financing related expenses......    (9.5)    (12.3)       (19.1)   (18.7)
  Increase in restricted cash and cash equivalents......   (21.9)     (4.1)       (33.0)   (13.9)
                                                          ------    ------    ---------   ------
NET CASH PROVIDED BY OPERATING ACTIVITIES...............  $ 72.2    $126.9    $    64.1   $110.3
                                                          ------    ------    ---------   ------
INVESTING ACTIVITIES
  Purchase of property, equipment and other assets, net
     of proceeds from sale..............................  $(36.9)   $(17.7)   $  (104.5)  $(78.1)
  Expended on acquisitions..............................      --      (0.5)        (3.2)    (0.5)
  Net increase in investments...........................   (25.3)     (1.9)       (34.3)    (9.2)
  Proceeds from sale of assets..........................      --       4.2           --      4.2
                                                          ------    ------    ---------   ------
NET CASH USED IN INVESTING ACTIVITIES...................  $(62.2)   $(15.9)   $  (142.0)  $(83.6)
                                                          ------    ------    ---------   ------
FINANCING ACTIVITIES
  Net increase (decrease) in long-term debt and other
     long-term liabilities..............................  $ 12.4    $(19.2)   $    15.0   $(13.9)
                                                          ------    ------    ---------   ------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.....  $ 12.4    $(19.2)   $    15.0   $(13.9)
                                                          ------    ------    ---------   ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....  $ 22.4    $ 91.8    $   (62.9)  $ 12.8
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD*.......   258.2     202.2        343.5    281.2
                                                          ------    ------    ---------   ------
CASH AND CASH EQUIVALENTS -- END OF PERIOD*.............  $280.6    $294.0    $   280.6   $294.0
                                                          ======    ======    =========   ======

---------------
* These amounts represent the unrestricted cash and cash equivalents of the Company -- Refer to Note 2.

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003

NOTE 1 -- VOLUNTARY PETITION FOR REORGANIZATION, BASIS OF PRESENTATION AND ABILITY TO CONTINUE OPERATIONS AND GOODWILL IMPAIRMENT

  VOLUNTARY PETITION FOR REORGANIZATION

     On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL"), Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

     The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

     The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. On February 27, 2003, the Bankruptcy Court entered an order confirming the Company's plan of reorganization. On February 28, 2003, the Canadian Court issued an order recognizing the Bankruptcy Court's confirmation order and implementing it in Canada with respect to the Company's Canadian insolvency proceeding. The plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise (See Note 6). Generally, prepetition liabilities are subject to settlement under such a plan of reorganization.

  BASIS OF PRESENTATION AND ABILITY TO CONTINUE OPERATIONS

     The accompanying interim consolidated financial statements of Laidlaw Inc. have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim reporting, which conform, in all material respects (except as indicated in Note 12), with accounting principles generally accepted in Canada ("Canadian GAAP"). Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are of a normal, recurring nature. Operating results for the six months ended February 28, 2003 are not necessarily indicative of the results that may be expected for the full year ending August 31, 2003. For further information, see the Company's consolidated financial statements, including the accounting policies and notes thereto, for the fiscal year ended August 31, 2002.

     The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

     The Company uses significant estimates and assumptions of future events surrounding the settling of the claims liability reserves. While the reserves are actuarially determined, the process of determining the reserves involves predicting such factors as future medical costs, the ultimate settlement amounts and

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

court awards. As a result, there is a reasonable possibility that the recorded claims liabilities could change materially.

     These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

     If the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. Certain reported asset and liability balances do not yet give effect to the adjustments that would result from the adoption of "fresh-start" accounting and as a result, would change materially.

  GOODWILL IMPAIRMENT

     Effective September 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Accounting for Goodwill and Other Intangible Assets" and as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. As a result, on September 1, 2002, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle (see Note 4).

NOTE 2 -- RESTRICTED CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash and cash equivalents of $108.8 million (August 31, 2002 -- $75.8 million) and short-term deposits and marketable securities of $29.6 million (August 31, 2002 -- $16.1 million) are assets of the Company's wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances. Given the recent financial position of the Company, management has concluded that such cash and cash equivalents and short-term deposits and marketable securities of the insurance subsidiaries are restricted.

NOTE 3 -- ACCOUNTS RECEIVABLE AND REVENUE

     Trade accounts receivable are net of an allowance for doubtful accounts of $5.3 million (August 31, 2002 -- $4.6 million) in the contract bus services and Greyhound businesses and net of $498.4 million (August 31, 2002 -- $468.6 million) of allowances for uncompensated care and contractual allowances in the healthcare services businesses.

     Revenue for the healthcare services businesses is reported net of allowances for uncompensated care and contractual allowances.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

NOTE 4 -- GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective September 1, 2002, the Company adopted SFAS 142 and, as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the carrying amount of a reporting unit exceeds its estimated fair value and the carrying amount of the goodwill exceeds its estimated fair value. To determine estimated fair value of the reporting units the Company utilized independent valuations of the underlying businesses. This methodology differs from the Company's previous accounting policy, which used undiscounted cash flows to determine possible impairment.

     During the three months ended November 30, 2002, the Company completed the impairment assessment as required by SFAS 142 and determined that a significant portion of its goodwill was impaired as at September 1, 2002. As a result, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.

     In connection with adopting SFAS 142, the Company reassessed the useful lives and classifications of its identifiable intangible assets other than goodwill and determined that the useful lives and classifications continue to be appropriate.

     The changes in the carrying amount of goodwill by segment for the six months ended February 28, 2003 are as follows:

                                             CONTRACT                 HEALTHCARE
                                           BUS SERVICES   GREYHOUND    SERVICES      TOTAL
                                           ------------   ---------   ----------   ---------
                                                         (DOLLARS IN MILLIONS)
Balance as of August 31, 2002............     $656.7       $ 482.9    $ 1,837.2    $ 2,976.8
Impairment loss..........................     (153.5)       (482.9)    (1,569.0)    (2,205.4)
Other....................................        3.1            --          0.4          3.5
                                              ------       -------    ---------    ---------
Balance as of February 28, 2003..........     $506.3       $    --    $   268.6    $   774.9
                                              ======       =======    =========    =========

     The impairment loss at the Contract Bus services segment is comprised of a $54.5 million impairment loss in the school bus transportation unit and a $99.0 million impairment loss at the municipal and paratransit bus transportation unit. The impairment loss at the Healthcare services segment is comprised of a $1,146.0 million impairment loss in the healthcare transportation services unit and a $423.0 million impairment loss in the emergency management services unit.

     Actual results of operations for the six months ended February 28, 2003 and pro forma results of operations for the six months ended February 28, 2002, had the goodwill not been amortized in that period in accordance with the provisions of SFAS 142, are as follows:

                                                                SIX MONTHS ENDED
                                                                   FEBRUARY 28
                                                              ---------------------
                                                                 2003        2002
                                                              -----------   -------
                                                              (DOLLARS IN MILLIONS)
Reported income before cumulative effect of change in
  accounting principle......................................   $    57.2     $40.3
Add: goodwill amortization..................................          --      45.1
                                                               ---------     -----
Adjusted income before cumulative effect of change in
  accounting principle......................................        57.2      85.4
Cumulative effect of change in accounting principle.........    (2,205.4)       --
                                                               ---------     -----
Adjusted net income (loss)..................................   $(2,148.2)    $85.4
                                                               =========     =====

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

     Actual basic and diluted loss per share for the six months ended February 28, 2003 and pro forma basic and diluted earnings per share for the six months ended February 28, 2002, had the goodwill not been amortized in that period in accordance with the provision of SFAS 142, are as follows:

                                                               SIX MONTHS ENDED
                                                                  FEBRUARY 28
                                                              -------------------
                                                                2003       2002
                                                              ---------   -------
                                                              (DOLLARS PER SHARE)
Reported income before cumulative effect of change in
  accounting principle......................................   $  0.18     $0.12
Goodwill amortization.......................................        --      0.14
                                                               -------     -----
Adjusted income before cumulative effect of change in
  accounting principle......................................      0.18      0.26
Cumulative effect of change in accounting principle.........     (6.77)       --
                                                               -------     -----
Adjusted net income (loss)..................................   $ (6.59)    $0.26
                                                               =======     =====

NOTE 5 -- LONG-TERM DEBT

     In October 2000, Greyhound Lines, Inc. ("Greyhound") entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the "Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants calculated on each calendar quarter. As of December 31, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

     Based on Greyhound's most recent financial forecast, management is unable to determine with reasonable assurance whether Greyhound will remain in compliance with these covenants in the future. As compliance with the covenants will not be known until after the end of Greyhound's next fiscal quarter when actual results are available, Greyhound has initiated discussions with the agent bank for the Greyhound Facility in an effort to obtain modifications to the agreement that would provide reasonable assurance that it will remain in compliance with the covenants. Although Greyhound has been successful in obtaining necessary amendments to the Greyhound Facility in the past, there can be no assurance that Greyhound will obtain additional modifications or that the cost of the modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound. In the event that additional modifications suitable to the parties are not obtained, and further assuming Greyhound fails to remain in compliance with the existing covenants, Greyhound may be required to seek a replacement for the Greyhound Facility from other finance sources. However, should alternate sources of financing not be available, then Greyhound may not be able to satisfy its obligations as they become due and may not be able to continue as a going concern. As a result, Greyhound may not be able to realize its assets and settle its liabilities in the normal course of operations.

     As of February 28, 2003, the Company had outstanding borrowings under the Greyhound Facility of $22.7 million, issued letters of credit of $46.3 million and had availability of $56.0 million.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

NOTE 6 -- LIABILITIES SUBJECT TO COMPROMISE

     The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events, including the reconciliation of claims filed with the Bankruptcy Court to amounts included in the Company's records. Additional prepetition claims may arise from the rejection of additional executory contracts or unexpired leases by the Company. Under a confirmed plan or plans of reorganization, all prepetition claims may be paid and discharged at amounts substantially less than their allowed amounts.

     On a consolidated basis, recorded liabilities subject to compromise under the reorganization proceedings consisted of the following:

                                                              FEBRUARY 28,   AUGUST 31,
                                                                  2003          2002
                                                              ------------   ----------
                                                                (DOLLARS IN MILLIONS)
Accrued liabilities.........................................    $   11.3      $   11.3
Safety-Kleen Corp. ("Safety-Kleen") Guarantees..............        77.3          77.3
Derivative liabilities......................................        89.5          89.5
Safety-Kleen settlement (Note 14)...........................       225.0         225.0
Accrued interest payable....................................       370.7         370.7
Facility (as defined in Note 9).............................     1,163.3       1,163.3
Debentures (as defined in Note 9)...........................     2,040.0       2,040.0
                                                                --------      --------
                                                                $3,977.1      $3,977.1
                                                                ========      ========

     As a result of the Debtor's chapter 11 filing, principal and interest payments may not be made on prepetition debt of the Debtors without Bankruptcy Court approval or until a reorganization plan or plans defining the repayment terms, has been confirmed and the Company has emerged. The total interest on prepetition debt that was not paid or accrued during the six months ended February 28, 2003 was $140.9 million (six months ended February 28,
2002 -- $136.8 million) and $69.5 million during the three months ended February 28, 2003 (three months ended February 28, 2002 -- $66.8 million). Since June 29, 2001, the total interest on this debt that was not paid or accrued was $465.4 million. The Bankruptcy Code generally disallows the payment of interest that accrues post-petition with respect to unsecured or under-secured claims.

     The Debtors are parties to litigation matters and claims that are incurred in the normal course of its operations. Generally, litigation related to "claims", as defined by the Bankruptcy Code, is stayed. The outcome of the bankruptcy process on these matters cannot be predicted with certainty.

     Pursuant to the plan of reorganization, the amount of claims under the Facility, including prepetition interest, in Class 4 was fixed at $1,305.4 million and the amount of claims under the Debentures, including prepetition interest, in Classes 5A and 5B was fixed at $2,159.3 million and $93.4 million, respectively. In addition, pursuant to an order of the Bankruptcy Court dated February 27, 2003, the aggregate amount of general unsecured claims in Class 6 was estimated at $430.7 million for purposes of determining the initial allocation of distributions among the holders of claims in Classes 4, 5A and 6. The Company continues to review the proofs of claim and has filed or will file appropriate objections to claims in the Bankruptcy Court. To the extent the actual aggregate allowed amount of claims in Class 6 differs from the estimated amount, the pro rata distributions to holders of claims in Classes 4, 5A and 6 will be adjusted accordingly pursuant to the procedures set forth in the plan of reorganization.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

  LETTERS OF CREDIT

     At February 28, 2003, the Company had $154.3 million (August 31, 2002 -- $124.1 million) in outstanding letters of credit.

  ENVIRONMENTAL MATTERS

     The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures. The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

  INCOME TAX MATTERS

     The respective tax authorities, in the normal course, audit the Company's tax filings of previous fiscal years. Management believes that there is no tax audit either threatened or pending against the Company that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position or results of operations.

  LEGAL PROCEEDINGS

     The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury, property damage or employment related claims. Based on the Company's assessment of known claims and its historical claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such personal injury and/or property damage claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position or results of operations.

     As described in Note 1, the Debtors filed a voluntary petition for reorganization under the Bankruptcy Code on June 28, 2001, which was confirmed by the Bankruptcy Court and Canadian Court on February 27, 2003 and February 28, 2003, respectively. Management of the Company continues to operate the business of the Debtors as a debtor-in-possession. As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect of the Company. In addition, certain of these proceedings have been settled as described below. Upon emergence from the Company's chapter 11 proceedings, the claims against the Company and the other Debtors discussed below that have not been settled will be extinguished.

     The Company is a party to securities litigation commenced by shareholders of the Company and of Safety-Kleen and by bondholders of the Company and Safety-Kleen. As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, these actions are stayed with respect to the Company. A settlement of securities litigation commenced by bondholders of the Company has been approved by the Bankruptcy Court, the Canadian Court and the federal court in South Carolina. After the settlement is fully implemented on the current terms, the plaintiff bondholder classes would be paid $42.875 million and the estate of the Company would receive $12.5 million (of which the estate has already received $11.5 million). During the three months ended February 28, 2003, the Company recorded the entire $12.5 million as "other income". Pursuant to an order of the Bankruptcy

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

Court, the other securities claims are subordinated and will receive no distributions under the plan of reorganization. See Note 14 for additional details with respect to the various securities litigation cases.

  HEALTHCARE SERVICES ISSUES

     A substantial majority of the Company's healthcare services revenue is attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The Center for Medicare and Medicaid Services has enacted rules that will revise the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. Rule changes in this area will impact the business of the Company. The Company has implemented a plan, which it believes will mitigate potential adverse effects of rule changes on its business.

     The Company, like other Medicare and Medicaid providers, is subject to government audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws, which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company has implemented policies and procedures that it believes will assure that it is in substantial compliance with these laws and has accrued provisions, as appropriate, for settlement of prior claims.

     The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies. These reviews are covering periods prior to the Company's acquisition of the operations of certain businesses, as well as for periods after acquisition. Management believes that the remedies existing under specific purchase agreements and accruals established in the consolidated financial statements are sufficient.

  FUEL PURCHASE COMMITMENTS

     Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

  POTENTIAL PENSION PLAN FUNDING REQUIREMENTS

     Greyhound and certain of its subsidiaries sponsor the following U.S. defined benefit pension plans (the "Greyhound U.S. Plans"):

     - Greyhound Lines, Inc. Salaried Employees Defined Benefit Plan ("Greyhound Salaried Plan");

     - Greyhound Lines, Inc. Amalgamated Transit Union Local 1700 Council Retirement & Disability Plan ("ATU Plan");

     - Texas, New Mexico and Oklahoma Coaches, Inc. Employees Retirement Plan;

     - Vermont Transit Co. Inc. Employees Defined Benefit Pension Plan ("Vermont Transit Plan");

     - Carolina Coach Company Pension Plan;

     - Carolina Coach Company International Association of Machinist Pension Plan; and

     - Carolina Coach Company Amalgamated Transit Union Pension Plan.

     The ATU Plan covers approximately 14,000 current and former employees hired before November 1, 1983 by Greyhound, fewer than 1,000 of whom are active employees. The ATU Plan provides retirement benefits to the covered employees based upon a percentage of average final earnings, reduced pro rata for service of less than 15 years. Under the terms of the collective bargaining agreement, participants in this plan accrue benefits as long as no contributions are due from the Company. During fiscal 2002, the ATU Plan actuary advised the Company and the union that the decline in the financial markets had made it likely that contributions to the ATU Plan would be required for the plan in calendar 2002. The Company and union met and agreed to freeze service and wage accruals effective March 15, 2002. The Greyhound Salaried Plan covered salaried employees of Greyhound through May 7, 1990, when the plan was curtailed. The Vermont Transit Plan covered substantially all employees at Vermont Transit Company through June 30, 2000, when the plan was curtailed. The other Greyhound U.S. Plans cover salaried and hourly personnel of other Greyhound subsidiaries. Except as described below, it is the Company's policy to fund the minimum required contribution under existing laws.

     As of December 31, 2002, the Greyhound U.S. Plans had a combined projected benefit obligation ("PBO"), discounted at 6.5%, of $768.0 million. The ATU Plan represents approximately 90% of the PBO. Over the last two calendar years, the PBO has increased $69.5 million as interest accretion on the obligation and the effect of a decrease in the discount rate of 1.3% have more that offset reductions due to benefit payments. In addition, plan assets have declined $216.1 million over the last two calendar years due to benefit payments and losses on plan assets. As a result, although plan assets exceeded the PBO by $41.6 million at December 31, 2000, the PBO now exceeds plan assets resulting in the plans being underfunded by $244.0 million at December 31, 2002.

     Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed to the economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will issue shares of its post-reorganization common stock equal in value to $50 million to a trust (the "Pension Plan Trust"). Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

     The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. The trustee of the Pension Plan Trust will sell the common stock as soon as practicable, but in no event later than the end of 2004. All proceeds from sales of this stock will be contributed directly to the Greyhound U.S. Plans. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of calendar 2004.

     These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound and its subsidiaries).

     Based upon current regulations and plan asset values at December 31, 2002, and assuming annual investment returns exceed 3% and that the contributions required under the PBGC Agreement are made consistent with the terms of the PBGC Agreement, the Company does not anticipate any significant additional minimum funding requirements for the ATU Plan over the next several years. However, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations may result in changes in prescribed actuarial mortality tables or discount rates, or that there will be market driven changes in the discount rates, which would result in the Company being required to make significant additional minimum funding contributions in the future.

NOTE 8 -- SHAREHOLDERS' EQUITY (DEFICIENCY)

     Upon the effective date of the plan of reorganization (See Note 1), all outstanding Common Shares, options to acquire Common Shares and Preference Shares will be cancelled.

(1)  CAPITAL STOCK

  (A) AUTHORIZED

      An unlimited number of Common Shares.

      Unlimited numbers of First, Second, Third and Fourth Preference Shares, each of which is issuable in series, are authorized. Unlimited numbers are designated as First Preference Shares Series E, Convertible First Preference Shares Series F and Convertible First Preference Shares Series G.

  (B) ISSUED AND FULLY PAID PREFERENCE SHARES

                                                              FEBRUARY 28,   AUGUST 31,
                                                                  2003          2002
                                                              ------------   ----------
5% Cumulative Convertible First Preference Shares Series G;
  issued at Cdn. $20 per share, redeemable at the Company's
  discretion, at Cdn. $20 per share; issued and outstanding
  528,770 (August 31, 2002 -- 528,770)......................      $7.9          $7.9
                                                                  ====          ====

  (C) EMPLOYEE STOCK OPTION PLANS

      The Company has two existing employee stock option plans, a directors' stock option plan and employee stock purchase plans. Due to the Company's voluntary petition for reorganization, no

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

      options have been granted or exercised during the six months ended February 28, 2003. For more information on these plans, see Note 13.

(2)  ACCUMULATED OTHER COMPREHENSIVE LOSS

     Accumulated other comprehensive loss is comprised of the following:

                                UNREALIZED
                                GAIN (LOSS)    FOREIGN CURRENCY        PENSION         ACCUMULATED OTHER
                               ON SECURITIES         ITEMS            ADJUSTMENT      COMPREHENSIVE LOSS
                               -------------   -----------------   ----------------   -------------------
SIX MONTHS ENDED FEBRUARY 28,  2003    2002     2003      2002      2003      2002      2003       2002
-----------------------------  -----   -----   -------   -------   -------   ------   --------   --------
                                                         (DOLLARS IN MILLIONS)
Beginning balance.........     $4.6    $0.9    $(171.4)  $(169.3)  $ (91.9)  $   --   $(258.7)   $(168.4)
Current period change.....      3.5     6.5       16.5     (12.9)   (176.4)   (72.8)   (156.4)     (79.2)
                               ----    ----    -------   -------   -------   ------   -------    -------
Ending balance............     $8.1    $7.4    $(154.9)  $(182.2)  $(268.3)  $(72.8)  $(415.1)   $(247.6)
                               ====    ====    =======   =======   =======   ======   =======    =======

     The Company is required to record an additional minimum pension liability when the pension plans' accumulated benefit obligation exceeds the plans' assets by more than the amounts previously accrued for as pension costs. These charges are recorded as an increase to shareholders' deficiency, as a component of accumulated other comprehensive loss. During the six months ended February 28, 2003, after obtaining the most recent actuarial valuation, the Company recorded an increase in the minimum liability of $176.4 million (February 28, 2002 -- $72.8 million).

NOTE 9 -- OTHER FINANCING RELATED EXPENSES

     During the six months ended February 28, 2003, the Company incurred $31.1 million (February 28, 2002 -- $29.5 million) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totalling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1. Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization.

     Upon the successful completion of the proposed reorganization, the Company expects to pay completion fees, which have been estimated to be $15 million. The Company accrued for these fees during the three months ended February 28, 2003 as "other financing related expenses."

NOTE 10 -- SEGMENTED INFORMATION

     The Company has three reportable segments: contract bus services, Greyhound and healthcare services. The contract bus services segment consists of two operating units. One unit provides school bus transportation throughout Canada and the United States. The other unit provides municipal and paratransit bus transportation within the United States. The Greyhound segment provides inter-city and tourism bus transportation throughout North America. The healthcare services segment consists of two operating units. One unit provides healthcare transportation services in the United States and the other provides emergency management services in the United States.

     The Company evaluates performance and allocates resources based on income from operations before depreciation and amortization as reported under Canadian GAAP. The accounting policies of the reportable segments are the same as those described in Note 2 of the Canadian GAAP Notes to the

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

Consolidated Financial Statements as at August 31, 2002. The Company's reportable segments are business units that offer different services and are each managed separately.

SERVICES

                                                             THREE MONTHS      SIX MONTHS ENDED
                                                           ENDED FEBRUARY 28      FEBRUARY 28
                                                           -----------------   -----------------
                                                            2003      2002      2003      2002
                                                           -------   -------   ------   --------
                                                                   (DOLLARS IN MILLIONS)
CONTRACT BUS SERVICES
Revenue..................................................  $469.4    $474.3    $996.2   $1,001.3
Income from operations before depreciation and
  amortization*..........................................    78.8      84.8     183.0      202.5

GREYHOUND
Revenue..................................................  $281.7    $281.5    $556.1   $  565.7
Income (loss) from operations before depreciation and
  amortization*..........................................     3.9      13.1       2.4     (105.2)

HEALTHCARE SERVICES
Revenue..................................................  $369.6    $349.8    $730.6   $  700.4
Income from operations before depreciation and
  amortization*..........................................    24.8      24.5      51.9       49.5

---------------

* As reported under Canadian GAAP

CONSOLIDATED

                                                       THREE MONTHS ENDED     SIX MONTHS ENDED
                                                           FEBRUARY 28           FEBRUARY 28
                                                       -------------------   -------------------
                                                         2003       2002       2003       2002
                                                       --------   --------   --------   --------
                                                                 (DOLLARS IN MILLIONS)
Revenue..............................................  $1,120.7   $1,105.6   $2,282.9   $2,267.4
Income from operations before depreciation and
  amortization as reported under Canadian GAAP.......     107.5      122.4      237.3      146.8
Adjustments to report under U.S. GAAP................       2.3        2.3        4.6      128.1
Depreciation and amortization expense................     (75.7)     (97.5)    (152.1)    (194.1)
                                                       --------   --------   --------   --------
Income from operating segments.......................      34.1       27.2       89.8       80.8
Interest expense.....................................      (6.5)      (7.8)     (13.0)     (14.9)
Other financing related expenses.....................     (22.9)     (15.0)     (31.1)     (29.5)
Other income.........................................      13.0        4.6       14.5        7.1
Income tax expense...................................      (1.5)      (1.7)      (3.0)      (3.2)
                                                       --------   --------   --------   --------
Income for the period before cumulative effect of
  change in accounting principle.....................  $   16.2   $    7.3   $   57.2   $   40.3
                                                       ========   ========   ========   ========

     The "adjustments to report under U.S. GAAP" relate to a goodwill impairment loss taken under Canadian GAAP during the six months ended February 28, 2002 and the effects of not applying SOP 98-5 under Canadian GAAP (See Note 12).

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

NOTE 11 -- CONDENSED COMBINED FINANCIAL STATEMENTS OF ENTITIES IN REORGANIZATION
           PROCEEDINGS

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                      THREE MONTHS ENDED FEBRUARY 28, 2003

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Revenue...................................      $   --          $1,120.7          $   --        $1,120.7
Operating, selling, general and
  administrative expenses.................         3.8           1,007.1              --         1,010.9
Depreciation and amortization expense.....          --              75.7              --            75.7
Intercompany management fees (income).....       (14.8)             14.8              --              --
                                                ------          --------          ------        --------
Income from operating segments............        11.0              23.1              --            34.1
Interest income (expense), net of other
  income..................................        11.9              (5.4)             --             6.5
Intercompany interest income (expense)....       (57.3)             57.3              --              --
Other financing related expenses..........       (20.5)             (2.4)             --           (22.9)
Equity in earnings of intercompany
  investments.............................        71.6                --           (71.6)             --
                                                ------          --------          ------        --------
Income (loss) before income taxes.........        16.7              72.6           (71.6)           17.7
Income tax expense........................        (0.5)             (1.0)             --            (1.5)
                                                ------          --------          ------        --------
Net income (loss).........................      $ 16.2          $   71.6          $(71.6)       $   16.2
                                                ======          ========          ======        ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                      THREE MONTHS ENDED FEBRUARY 28, 2003

                                                          ENTITIES IN     ENTITIES NOT IN
                                                        REORGANIZATION    REORGANIZATION    CONSOLIDATED
                                                          PROCEEDINGS       PROCEEDINGS        TOTALS
                                                        ---------------   ---------------   ------------
                                                                     (DOLLARS IN MILLIONS)
Net cash provided by operating activities.............       $14.3            $ 57.9           $ 72.2
                                                             -----            ------           ------
Cash flows from investing activities:
  Purchase of property and equipment and other assets,
     net of proceeds from sale........................          --             (36.9)           (36.9)
  Net decrease (increase) in long-term investments....         0.3             (25.6)           (25.3)
                                                             -----            ------           ------
Net cash provided by (used in) investing activities...         0.3             (62.5)           (62.2)
                                                             -----            ------           ------
Cash flows from financing activities:
  Net proceeds from issue of long-term debt...........          --              12.4             12.4
                                                             -----            ------           ------
  Net cash provided by financing activities...........          --              12.4             12.4
                                                             -----            ------           ------
  Net increase in cash and cash equivalents...........        14.6               7.8             22.4
Cash and cash equivalents at:
  Beginning of period.................................        58.5             199.7            258.2
                                                             -----            ------           ------
  End of period.......................................       $73.1            $207.5           $280.6
                                                             =====            ======           ======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 2003

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Revenue...................................    $      --         $ 2,282.9        $     --      $ 2,282.9
Operating, selling, general and
  administrative expenses.................          6.8           2,034.2              --        2,041.0
Depreciation and amortization expense.....          0.1             152.0              --          152.1
Intercompany management fees (income).....        (32.7)             32.7              --             --
                                              ---------         ---------        --------      ---------
Income from operating segments............         25.8              64.0              --           89.8
Interest income (expense), net of other
  income (loss)...........................         11.3              (9.8)             --            1.5
Intercompany interest income (expense)....          6.4              (6.4)             --             --
Other financing related expenses..........        (25.6)             (5.5)             --          (31.1)
Equity in earnings of intercompany
  investments.............................         40.2                --           (40.2)            --
                                              ---------         ---------        --------      ---------
Income (loss) before income taxes.........         58.1              42.3           (40.2)          60.2
Income tax expense........................         (0.9)             (2.1)             --           (3.0)
                                              ---------         ---------        --------      ---------
Net income (loss) before cumulative effect
  of change in accounting principle.......         57.2              40.2           (40.2)          57.2
Cumulative effect of change in accounting
  principle...............................           --          (2,205.4)             --       (2,205.4)
Equity in loss from the cumulative effect
  of change in accounting principle of
  intercompany investments................     (2,205.4)               --         2,205.4             --
                                              ---------         ---------        --------      ---------
Net income (loss).........................    $(2,148.2)        $(2,165.2)       $2,165.2      $(2,148.2)
                                              =========         =========        ========      =========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                       SIX MONTHS ENDED FEBRUARY 28, 2003

                                                         ENTITIES IN     ENTITIES NOT IN
                                                        REORGANIZATION   REORGANIZATION    CONSOLIDATED
                                                         PROCEEDINGS       PROCEEDINGS        TOTALS
                                                        --------------   ---------------   ------------
                                                                     (DOLLARS IN MILLIONS)
Net cash provided by operating activities.............      $19.9            $  44.2         $  64.1
                                                            -----            -------         -------
Cash flows from investing activities:
  Purchase of property and equipment and other assets,
     net of proceeds from sale........................         --             (104.5)         (104.5)
  Expended on acquisition.............................         --               (3.2)           (3.2)
  Net decrease (increase) in long-term investments....        0.7              (35.0)          (34.3)
                                                            -----            -------         -------
Net cash provided by (used in) investing activities...        0.7             (142.7)         (142.0)
                                                            -----            -------         -------
Cash flows from financing activities:
  Net proceeds from issue of long-term debt...........         --               15.0            15.0
                                                            -----            -------         -------
  Net cash provided by financing activities...........         --               15.0            15.0
                                                            -----            -------         -------
Net increase (decrease) in cash and cash
  equivalents.........................................       20.6              (83.5)          (62.9)
Cash and cash equivalents at:
  Beginning of period.................................       52.5              291.0           343.5
                                                            -----            -------         -------
  End of period.......................................      $73.1            $ 207.5         $ 280.6
                                                            =====            =======         =======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

                 CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                            AS OF FEBRUARY 28, 2003

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Current assets............................    $   100.0         $1,165.5        $      --      $ 1,265.5
Intercompany receivables and
  investments.............................      2,549.0               --         (2,549.0)            --
Long-term investments.....................         11.3            411.2               --          422.5
Property and equipment....................          3.9          1,648.2               --        1,652.1
Goodwill..................................           --            774.9               --          774.9
Other assets..............................           --             33.1               --           33.1
                                              ---------         --------        ---------      ---------
                                              $ 2,664.2         $4,032.9        $(2,549.0)     $ 4,148.1
                                              =========         ========        =========      =========

Current liabilities.......................    $    27.4         $  598.5        $      --      $   625.9
Intercompany payables.....................           --            950.2           (950.2)            --
Non-current liabilities...................         10.2            885.4               --          895.6
Liabilities subject to compromise.........      3,977.1               --               --        3,977.1
Shareholders' equity (deficiency).........     (1,350.5)         1,598.8         (1,598.8)      (1,350.5)
                                              ---------         --------        ---------      ---------
                                              $ 2,664.2         $4,032.9        $(2,549.0)     $ 4,148.1
                                              =========         ========        =========      =========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                      THREE MONTHS ENDED FEBRUARY 28, 2002

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Revenue...................................      $   --          $1,105.6          $  --         $1,105.6
Operating, selling, general and
  administrative expenses.................         2.8             978.1             --            980.9
Depreciation and amortization expense.....          --              97.5             --             97.5
Intercompany management fees (income).....       (12.3)             12.3             --               --
                                                ------          --------          -----         --------
Income from operating segments............         9.5              17.7             --             27.2
Interest expense, net of other income.....        (1.4)             (1.8)            --             (3.2)
Intercompany interest income (expense)....        79.3             (79.3)            --               --
Other financing related expenses..........       (11.0)             (4.0)            --            (15.0)
Equity in loss of intercompany
  investments.............................       (68.7)               --           68.7               --
                                                ------          --------          -----         --------
Income (loss) before income taxes.........         7.7             (67.4)          68.7              9.0
Income tax expense........................        (0.4)             (1.3)            --             (1.7)
                                                ------          --------          -----         --------
Net income (loss).........................      $  7.3          $  (68.7)         $68.7         $    7.3
                                                ======          ========          =====         ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATING STATEMENT OF CASH FLOWS
                      THREE MONTHS ENDED FEBRUARY 28, 2002

                                                         ENTITIES IN     ENTITIES NOT IN
                                                        REORGANIZATION   REORGANIZATION    CONSOLIDATED
                                                         PROCEEDINGS       PROCEEDINGS        TOTALS
                                                        --------------   ---------------   ------------
                                                                     (DOLLARS IN MILLIONS)
Net cash provided by operating activities.............      $16.7            $110.2           $126.9
                                                            -----            ------           ------
Cash flows from investing activities:
  Purchase of property and equipment and other assets,
     net of proceeds from sale........................         --             (17.7)           (17.7)
  Expended on acquisitions............................         --              (0.5)            (0.5)
  Net increase in long-term investments...............         --              (1.9)            (1.9)
  Proceeds from sale of assets........................        1.2               3.0              4.2
                                                            -----            ------           ------
Net cash provided by (used in) investing activities...        1.2             (17.1)           (15.9)
                                                            -----            ------           ------
Cash flows from financing activities:
  Net decrease in long-term debt and other long-term
     liabilities......................................         --             (19.2)           (19.2)
                                                            -----            ------           ------
Net cash used in financing activities.................         --             (19.2)           (19.2)
                                                            -----            ------           ------
Net increase in cash and cash equivalents.............       17.9              73.9             91.8
Cash and cash equivalents at:
  Beginning of period.................................       59.5             142.7            202.2
                                                            -----            ------           ------
  End of period.......................................      $77.4            $216.6           $294.0
                                                            =====            ======           ======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 2002

                                             ENTITIES IN     ENTITIES NOT IN
                                            REORGANIZATION   REORGANIZATION                   CONSOLIDATED
                                             PROCEEDINGS       PROCEEDINGS     ELIMINATIONS      TOTALS
                                            --------------   ---------------   ------------   ------------
                                                                (DOLLARS IN MILLIONS)
Revenue...................................     $    --          $2,267.4          $   --        $2,267.4
Operating, selling, general and
  administrative expenses.................         5.5           1,987.0              --         1,992.5
Depreciation and amortization expense.....         0.1             194.0              --           194.1
Intercompany management fees (income).....       (30.0)             30.0              --              --
                                               -------          --------          ------        --------
Income from operating segments............        24.4              56.4              --            80.8
Interest expense, net of other income.....        (2.0)             (5.8)             --            (7.8)
Intercompany interest income (expense)....       166.0            (166.0)             --              --
Other financing related expenses..........       (21.6)             (7.9)             --           (29.5)
Equity in loss of intercompany
  investments.............................      (125.8)               --           125.8              --
                                               -------          --------          ------        --------
Income (loss) before income taxes.........        41.0            (123.3)          125.8            43.5
Income tax expense........................        (0.7)             (2.5)             --            (3.2)
                                               -------          --------          ------        --------
Net income (loss).........................     $  40.3          $ (125.8)         $125.8        $   40.3
                                               =======          ========          ======        ========

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

            CONDENSED COMBINED CONSOLIDATING STATEMENT OF CASH FLOWS
                       SIX MONTHS ENDED FEBRUARY 28, 2002

                                                         ENTITIES IN     ENTITIES NOT IN
                                                        REORGANIZATION   REORGANIZATION    CONSOLIDATED
                                                         PROCEEDINGS       PROCEEDINGS        TOTALS
                                                        --------------   ---------------   ------------
                                                                     (DOLLARS IN MILLIONS)
Net cash provided by operating activities.............      $34.3            $ 76.0           $110.3
                                                            -----            ------           ------
Cash flows from investing activities:
  Purchase of property and equipment and other assets,
     net of proceeds from sale........................         --             (78.1)           (78.1)
  Net increase in long-term investments...............         --              (9.2)            (9.2)
  Expended on acquisitions............................         --              (0.5)            (0.5)
  Proceeds from sale of assets........................        1.2               3.0              4.2
                                                            -----            ------           ------
Net cash provided by (used in) investing activities...        1.2             (84.8)           (83.6)
                                                            -----            ------           ------
Cash flows from financing activities:
  Net decrease in long-term debt and other long-term
     liabilities......................................         --             (13.9)           (13.9)
                                                            -----            ------           ------
Net cash used in financing activities.................         --             (13.9)           (13.9)
                                                            -----            ------           ------
Net increase (decrease) in cash and cash
  equivalents.........................................       35.5             (22.7)            12.8
Cash and cash equivalents at:
  Beginning of period.................................       41.9             239.3            281.2
                                                            -----            ------           ------
  End of period.......................................      $77.4            $216.6           $294.0
                                                            =====            ======           ======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

NOTE 12 -- UNITED STATES AND CANADIAN ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with U.S. GAAP and conform in all material respects with Canadian GAAP, except as follows:

                                                                SIX MONTHS ENDED
                                                                  FEBRUARY 28,
                                                              ---------------------
                                                                 2003        2002
                                                              ----------   --------
                                                              (DOLLARS IN MILLIONS)
Net income (loss) in accordance with U.S. GAAP..............  $(2,148.2)   $  40.3
Effects of differences in accounting for:
  Costs of start-up activities(a)...........................       (6.6)      (7.0)
  Impairment charges under Canadian GAAP(b).................         --     (123.5)
  Impairment charges under U.S. GAAP(b).....................    2,205.4         --
  Reduced goodwill amortization(b)..........................         --       29.1
                                                              ---------    -------
Net income (loss) in accordance with Canadian GAAP..........  $    50.6    $ (61.1)
                                                              =========    =======
Basic and diluted net income (loss) per share...............  $    0.16    $ (0.19)
                                                              =========    =======

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

     The amounts in the consolidated balance sheets that materially differ from those reported under U.S. GAAP are as follows:

                                                     FEBRUARY 28, 2003       AUGUST 31, 2002*
                                                   ---------------------   ---------------------
                                                     U.S.      CANADIAN      U.S.      CANADIAN
                                                     GAAP        GAAP        GAAP        GAAP
                                                   ---------   ---------   ---------   ---------
                                                               (DOLLARS IN MILLIONS)
ASSETS:
Other current assets(a)..........................  $    73.0   $    76.1   $    56.3   $    64.0
Long-term investments(c).........................      422.5       414.4       417.9       413.3
Goodwill(b)......................................      774.9       800.6     2,976.8       813.1
Pension asset(c).................................       14.6        46.9        10.8        43.1
Deferred charges(a)..............................       18.5        24.1        12.0        19.6
LIABILITIES AND SHAREHOLDERS' DEFICIENCY:
Other long-term liabilities(c)...................      677.7       441.7       442.1       382.5
Cumulative foreign currency translation
  adjustments(c).................................         --      (154.9)         --      (171.4)
Deficit(a and b).................................   (3,165.9)   (3,131.5)   (1,017.7)   (3,166.1)
Accumulated other comprehensive loss(c)..........     (415.1)         --      (258.7)         --

---------------
* Refer to Note 28 of the Notes to the Consolidated Financial Statements as of August 31, 2002.

  (A)  REPORTING ON THE COSTS OF START-UP ACTIVITIES

     During fiscal 2000, the Company applied SOP 98-5. As a result, during fiscal 2000, the Company expensed $27.3 million in unamortized costs of start-up activities as a cumulative effect of a change in accounting principle under U.S. GAAP. Under Canadian GAAP, SOP 98-5 is not applicable. As a result, under Canadian GAAP, the Company did not record the $27.3 million change in accounting principle amount and continued with the policy of deferring start-up costs and amortizing the deferrals over a reasonable period representing an overall adjustment to conform to Canadian GAAP of $6.6 million expense and $7.0 million expense during the six months ended February 28, 2003 and the six months ended February 28, 2002, respectively.

  (B)  GOODWILL IMPAIRMENT

     Prior to fiscal 2003, the Company had different accounting policies for determining goodwill impairment for Canadian and U.S. GAAP reporting. This difference in accounting policy resulted in additional goodwill impairment losses under Canadian GAAP totalling $2,273.8 million for the years ended August 31, 1999 through and including August 31, 2002 (during the six months ended February 28, 2002, the Company recorded a goodwill impairment loss totalling $123.5 million under Canadian GAAP). As a result of the reduced goodwill impairment charges under U.S. GAAP, additional goodwill amortization totalling $29.1 million was recorded for the six months ended February 28, 2002.

     As of September 1, 2002, the Company followed the guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets" and similar guidance under Canadian GAAP. The guidance in both countries discontinue the amortization of intangible assets with indefinite useful lives. In addition, the Company was required to test goodwill and intangible assets with an indefinite life for impairment in accordance with the provisions of SFAS 142 and Canadian GAAP. Pursuant to the guidance, any impairment loss is to be recorded directly through the deficit account on the consolidated statement of deficit for Canadian GAAP

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

and recorded as a cumulative effect of change in accounting principle on the consolidated statement of operations for U.S. GAAP. On September 1, 2002, under Canadian GAAP, this resulted in an impairment charge totalling $16.0 million. Under U.S. GAAP, this resulted in an impairment loss totalling $2,205.4 million, recorded as a cumulative effect of change in accounting principle.

  (C)  COMPREHENSIVE INCOME

     U.S. GAAP requires that a comprehensive income statement be prepared. Under U.S. GAAP, SFAS No. 87, "Employers Accounting for Pensions", required the Company to record an increase in the additional minimum pension liability. Also, under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders' equity along with the cumulative foreign currency translation adjustments and the SFAS No. 87, pension adjustment. These amounts are reported under the balance sheet caption "Accumulated other comprehensive loss".

     Canadian GAAP does not have the concept of comprehensive income (loss). The cumulative foreign currency translation adjustment is reported in a separate component of shareholders' equity. The cumulative SFAS No. 87 pension adjustment (February 28, 2003 -- $268.3 million, August 31, 2002 -- $91.9 million) under U.S. GAAP is not recorded under Canadian GAAP. In addition, the recording of the available-for-sale securities at their fair values (February 28, 2003 -- $8.1 million, August 31, 2002 -- $4.6 million) is not recorded under Canadian GAAP.

NOTE 13 -- FURTHER INFORMATION ON STOCK OPTION AND STOCK PURCHASE PLANS

  (A)  EMPLOYEE STOCK OPTIONS PLANS

     At February 28, 2003, a total of 13,483,241 aggregate options to purchase Common Shares were outstanding under the 1991 and 1998 Employee Stock Option Plans. Of these options; 1,146,393 vested and became exercisable on October 1, 2000 and terminate, subject to conditions of services, on September 30, 2005. Another 5,051,198 options vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003. These options vest immediately upon a change of control of the Company and are for a term of ten years. All other options granted under these two plans are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each twelve month period thereafter on a cumulative basis during the succeeding four years. The plans provide for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. All options are subject to certain conditions of service and, in certain circumstances, a non-competition agreement.

     At February 28, 2003, August 31, 2002 and February 28, 2002, the aggregate options outstanding entitled holders to purchase 13,483,241; 13,483,241 and 14,408,118 Common Shares, respectively, at prices ranging from Cdn.
$7.625 -- $20.30 and U.S. $0.875 -- $15.25.

     During the six months ended February 28, 2003, no Common Shares (February 28, 2002 -- no Common Shares) were issued under the plans.

     Upon the effective date of the plan of reorganization (as described in Note
1), all outstanding options will be cancelled.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

  (B)  DIRECTORS' STOCK OPTION PLAN

     At February 28, 2003; 297,000 Common Shares were reserved for issuance on the exercise of options granted under the directors' stock option plan. All options under this plan are for a term of ten years from the date of the grant and become exercisable with respect to 20% of the total number of shares subject to the option on each of the five successive anniversaries of the date of the grant. Options are subject to certain conditions of service.

     During the six months ended February 28, 2003, no options to purchase Common Shares were granted (February 28, 2002 -- no options granted) and no options were terminated (2002 -- none).

     At February 28, 2003, the aggregate options outstanding entitled non-executive directors to purchase 180,000 (August 31, 2002 -- 180,000; February 28, 2002 -- 180,000) Common Shares at prices ranging from Cdn. $14.30 to $19.90 per share and U.S. $8.00 per share.

     During the six months ended February 28, 2003, no Common Shares were issued under the plan (February 28, 2002 -- no Common Shares issued).

     Upon the effective date of the plan of reorganization (as described in Note
1), all outstanding options will be cancelled.

  (C)  EMPLOYEE STOCK PURCHASE PLANS

     During fiscal 1999, the Company established the Employee Stock Purchase Plans (the "Plans"). The Plans are available to all non-unionized hourly and salaried employees of the Company, and its subsidiaries meeting certain eligibility requirements. Each eligible employee, who enrolled in the Plans, could elect to withhold from 1% to 10% of his or her salary or hourly earnings to a maximum $10,000 ($10,000 CDN for Canadian employees) in any six month stock purchase period. The accumulated payroll deductions are used to purchase Common Shares of the Company at a price equal to 85% of the lower of the fair market value of the Common Shares on the first and last days of the stock purchase period. Contributions have been suspended with effect from January 1, 2000.

     During the six months ended February 28, 2003 no Common Shares were issued under the Plans (February 28, 2002 -- no Common Shares issued).

NOTE 14 -- FURTHER INFORMATION ON LITIGATION

  SAFETY-KLEEN SETTLEMENT

     The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

     Following Safety-Kleen's filing for petition for chapter 11 relief, the Debtors asserted various claims against Safety-Kleen, and Safety-Kleen and various Safety-Kleen constituencies, including certain current directors of Safety-Kleen (the "Safety-Kleen Directors") and Toronto Dominion (Texas), Inc. ("TD-Texas"), as administrative agent for the secured lenders of Safety-Kleen, asserted various claims against the Debtors. In November 2001, the bankruptcy court hearing Safety-Kleen's chapter 11 proceedings and the Bankruptcy Court held a joint conference and determined that mediation would occur for the claims between the Debtors and the various Safety-Kleen constituencies. Certain claims asserted by the former corporate secretary and general counsel (Mr. Taylor) of Safety-Kleen and certain of its predecessors and by the former chief financial officer (Mr. Humphreys) of Safety-Kleen were not included in the mediation.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

     The mediation proceedings were held in April 2002 and, on July 18, 2002, the parties to the mediation announced that they had reached a settlement. Pursuant to the settlement, the Company agreed to withdraw with prejudice its claim of up to $6.5 billion in Safety-Kleen's bankruptcy proceedings, the Company allowed a claim of $225.0 million as a general unsecured claim in Class 6 under its plan of reorganization in favor of Safety-Kleen and other claims asserted against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group, including claims of TD-Texas, are deemed withdrawn with prejudice. In addition, as part of this compromise and settlement, claims against Safety-Kleen by certain current and former Company officers and directors for indemnity and contribution will be deemed withdrawn with prejudice. Also, the Company agreed to allow a claim of $71.4 million as a general unsecured claim under its plan of reorganization in favor of TD-Texas as claimant under a $60.0 million promissory note issued by Safety-Kleen and guaranteed by the Company that was assigned to TD-Texas.

     On August 16, 2002, the bankruptcy court hearing Safety-Kleen's chapter 11 proceeding approved the settlement. On August 30, 2002, the Bankruptcy Court approved the settlement. On September 11, 2002, the Canadian Court approved the settlement. As part of the compromise and settlement, the Company will be released from its indemnification obligations relating to certain environmental matters and Safety-Kleen will cause the claim of the South Carolina Department of Health and Environmental Control ("DHEC") against the Company be withdrawn with prejudice. Safety-Kleen announced a settlement with DHEC in mid October 2002. Releases satisfactory to the parties will be exchanged, and there will be no admission of liability by any party to the agreement or any person providing releases under the agreement. The settlement is conditioned upon, among other things, the confirmation and effectiveness of the Company's plan of reorganization and the consummation of the settlement agreement between Safety-Kleen and DHEC, which is conditioned upon the confirmation and effectiveness of a plan of reorganization of Safety-Kleen. As a result, the Company provided $225.0 million in fiscal 2001 to reflect this settlement and the claim allowed to Safety-Kleen and for the termination of the Company's claims for indemnification, contribution or subrogation from Safety-Kleen and the Safety-Kleen Directors, as well as the termination of claims against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group, including the claims brought by TD-Texas.

  SECURITIES LITIGATION -- SHAREHOLDER ACTIONS

     As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company. In addition, certain of these proceedings have been settled as described below. Upon emergence from the Company's chapter 11 proceedings, the claims against the Company and the other Debtors discussed below that have not been settled will be extinguished. Any remaining claims against current or former directors and officers will continue to remain outstanding.

     Three actions, filed against the Company and others, are pending in the United States District Court for the District of South Carolina. These cases have been consolidated. Plaintiffs assert claims under the federal securities laws that the Company's financial statements had accounting irregularities based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company. PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada) have agreed to a settlement with the plaintiff class, subject to approval of the federal court in South Carolina.

     On September 18, 2000, the Company was added as a defendant in a consolidated amended securities fraud class action complaint that had previously been pending in the United States District Court for the District of South Carolina against Safety-Kleen and others. Safety-Kleen, which is in a chapter 11

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

reorganization proceeding, was dismissed as a defendant. In the currently active complaint, plaintiffs allege that, during the class period, in violation of the federal securities laws, the defendants disseminated to the investing public false and misleading financial statements and press releases concerning the financial statements and results of operations of LESI and Safety-Kleen. Plaintiffs further allege that the proxy statement, prospectus and registration statement pursuant to which LESI and Old Safety-Kleen were merged contained false and misleading financial information. PricewaterhouseCoopers LLP has agreed to a settlement with the plaintiff class, subject to approval of the federal court in South Carolina.

     A consolidated amended class action complaint for violations of federal securities laws was filed in the United States District Court for the District of South Carolina against the Company and other parties. In this complaint, the plaintiffs alleged that the defendants caused to be disseminated a proxy statement that contained misrepresentations and omissions of a materially false and misleading nature. On June 7, 2001, the court dismissed the claims against the Company and some of the defendants. The plaintiffs then filed a motion seeking leave to file an amended complaint that asserts a common law claim for negligent misrepresentation against the Company and other defendants. The court granted the motion after the Company's chapter 11 filing, then subsequently vacated its order granting the motion with respect to the Company.

     Certain of the defendants in the above referenced actions asserted claims for indemnification against the Company. As a result of the Safety-Kleen settlement described above, claims of the seven Safety-Kleen Directors will be withdrawn with prejudice. The Safety-Kleen settlement would not affect the claims of Messrs. Humphreys and Taylor.

  SECURITIES LITIGATION -- BONDHOLDER ACTIONS

     As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company. In addition, certain of these proceedings have been settled as described below. Upon emergence from the Company's chapter 11 proceedings, the claims against the Company and the other Debtors discussed below that have not been settled will be extinguished. Any remaining claims against current or former directors and officers will continue to remain outstanding.

     On July 24, 2002, the parties entered into an agreement to settle the securities litigation described below (the "Bondholder Settlement Agreement"). The Bondholder Settlement Agreement provides for a release of all claims that the plaintiffs have and may have against the Company and the other defendants, including some of the Company's current or former officers and directors, the underwriter defendants, PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada). The other defendants, including the Company, will also release or have already released various claims against each other. The Bondholder Settlement Agreement was approved by the Bankruptcy Court and the Canadian Court on August 30, 2002 and September 11, 2002, respectively, and by the federal court in South Carolina on December 17, 2002. Subject to the Bondholder Settlement Agreement being fully implemented on the current terms, the plaintiff bondholder classes would be paid $42.875 million, and the estate of the Company would receive $12.5 million. The Bondholder Settlement Agreement provides for two different effective dates. The settlement between PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada) and all other parties has already become effective, and the estate of the Company has received $11.5 million of the settlement proceeds. The settlement between and among all other parties remains subject to the entry of a satisfactory, final, non-appealable order by the Canadian Court relating to

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

insurance payments and to the Company's emergence from bankruptcy. The Bondholder Settlement Agreement encompasses the following cases:

     - John Hancock Life Insurance Company, New York Life Insurance Company, Aid Association for Lutherans, American General Annuity Insurance Company and the Variable Annuity Life Insurance Company filed a securities fraud class action in the United States District Court for the Southern District of New York against the Company, certain of the Company's current or former officers and directors, various underwriters in the Company's sale of certain notes (the "Prepetition Notes"), and its auditors, PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada). Plaintiffs assert claims under the federal securities laws and the common law of South Carolina, alleging that the registration statement and prospectus for the Prepetition Notes contained misleading statements with respect to the Company's financial condition and the relative priority of the Prepetition Notes. This action was transferred to the District of South Carolina.

     - Barbara Meltzer filed a securities fraud class action complaint in the United States District Court for the District of South Carolina against the Company and certain of its current or former officers and directors. Plaintiff asserts claims under the federal securities laws that, during the class period, defendants disseminated to the investing public false and misleading financial statements and press releases concerning the relative priority of the Company's Prepetition Notes and the Company's publicly reported financial condition and future prospects. This action and the Hancock action discussed above were consolidated by order of the South Carolina federal court dated June 20, 2001, and the caption of the case was changed to In re Laidlaw Bondholders Litigation.

     - The Bondholder Settlement Agreement also includes the settlement of a class action brought by certain Company bondholders against Citibank, N.A., the indenture trustee for the Prepetition Notes.

     - Westdeutsche Landesbank Girozentrale, New York Branch, filed a securities fraud class action complaint against the Company in the United States District Court for the Southern District of New York. Other defendants in the proceeding include certain of the Company's current or former officers and directors, various underwriters in the Company's sale of the Prepetition Notes, PricewaterhouseCoopers LLP and PricewaterhouseCoopers LLP (Canada). Plaintiff alleges that defendants disseminated to the investing public false and misleading financial statements and press releases concerning the Company's obligations with respect to prepetition indentures entered into in 1992 and 1997 and the Company's prepetition credit facility.

     In addition to the claims resolved under the Bondholder Settlement Agreement, the Company is party to the following securities litigation:

     - Pending before the federal court in South Carolina is the In re Safety-Kleen Corp. Bondholders Securities Litigation filed on January 23, 2001. This consolidated complaint consolidates the allegations originally brought by plaintiffs in a South Carolina District Court action and a Delaware District Court action against the Company, certain of its current or former officers and directors and others. Plaintiffs assert claims under the federal securities laws and allege that the defendants controlled the functions of Safety-Kleen, including the content and dissemination of its financial statements and public filings, which plaintiffs contend to be false and misleading.

     - A complaint for violation of California Corporate Securities Law of 1968 and for common law fraud and negligent misrepresentation was filed on March 5, 2001 in the Superior Court of the State of California, County of Sacramento against the Company, certain of its current or former officers and directors and certain former officers and directors of Safety-Kleen. The plaintiffs in this

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2003 -- (CONTINUED)

       case (Eaton Vance Distributors, Inc.; T. Rowe Price Associates, Inc.; Delaware Investment Advisors; John Hancock Funds, Inc; and Putnam Investments, Inc.) are purchasers or acquirers of specified bonds issued by the California Pollution Control Financing Authority on July 1, 1997 and secured by an indenture with Laidlaw Environmental Services and its successor Safety-Kleen. The action alleges that defendants made written or oral communications containing false statements or omissions about Laidlaw Environmental Services' and Safety-Kleen's business, finances and future prospects in connection with the offer for sale of those bonds, and that plaintiffs bought and retained the bonds in reliance on said statements and were injured thereby. After the Company's filing for bankruptcy, the California court dismissed the action as to some other defendants on the grounds that the court lacked personal jurisdiction over them. This dismissal was affirmed by the California intermediate appellate court.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS
         (ALL DOLLAR AMOUNTS ARE STATED IN UNITED STATES DOLLARS)



GENERAL

Voluntary petitions for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL") Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. On February 27, 2003, the Bankruptcy Court entered an order confirming the Company's plan of reorganization. On February 28, 2003, the Canadian Court issued an order recognizing the Bankruptcy Court's confirmation order and implementing it in Canada with respect to the Company's Canadian insolvency proceeding. The plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, pre-petition liabilities are subject to settlement under such a plan of reorganization.


Ability to continue operations

The consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classification used.

In addition, if the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. As a result, the reported amounts in the consolidated financial statements would materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that would ultimately result from the adoption of "fresh start" accounting.


Goodwill impairment

Effective September 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Accounting for Goodwill and Other Intangible Assets" and as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. As a result, on September 1, 2002, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.


RESULTS OF OPERATIONS

Three Months Ended February 28, 2003 compared with
Three Months Ended February 28, 2002

                                                      PERCENTAGE OF       PERCENTAGE INCREASE
                                                         REVENUE              (DECREASE)
                                                    -------------------   -------------------
Three months ended February 28,                      2003         2002       2003 OVER 2002
-------------------------------                     ------       ------   -------------------
Revenue ....................................        100.0%       100.0%            1.4%
                                                    -----        -----
Operating expenses .........................         79.8         78.7             2.8
Selling, general and administrative expenses         10.4         10.1             4.8
Depreciation expense .......................          6.8          6.7             0.9
Amortization expense .......................           --          2.0           (98.7)
                                                    -----        -----
Income from operating segments .............          3.0          2.5            25.4
Interest expense ...........................         (0.6)        (0.7)          (16.7)
Other financing related expenses ...........         (2.0)        (1.4)           52.7
Other income ...............................          1.2          0.4           182.6
                                                    -----        -----
Income before income taxes .................          1.6          0.8            96.7
Income tax expense .........................         (0.2)        (0.1)          (11.8)
                                                    -----        -----
Net income .................................          1.4          0.7           121.9
                                                    =====        =====

Revenue

The sources of revenue and changes by business segment are as follows ($ in millions):

                                                  REVENUE                            PERCENTAGE INCREASE (DECREASE)
                                         FOR THE THREE MONTHS ENDED                    FOR THE THREE MONTHS ENDED
                                                FEBRUARY 28,                                  FEBRUARY 28,
                              -----------------------------------------------     -----------------------------------
                                      2003                        2002            2003 OVER 2002       2002 Over 2001
                              ---------------------       -------------------     --------------       --------------
Contract Bus services ...       $469.4        41.9%          $474.3     42.9%           (1.0%)                2.5%
Greyhound ...............        281.7        25.1            281.5     25.5             0.1                 (2.6)
Healthcare services .....        369.6        33.0            349.8     31.6             5.7                 (1.0)
                              --------       -----         --------    -----
                              $1,120.7       100.0%        $1,105.6    100.0%            1.4                   --
                              ========       =====         ========    =====

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:


                                                   PERCENTAGE INCREASE (DECREASE)
                                                         THREE MONTHS ENDED
                                                            FEBRUARY 28,
                                                   ------------------------------
                                                      2003 OVER      2002 Over
                                                        2002           2001
                                                   -------------    -------------
INCREASE IN REVENUE AS A RESULT OF ACQUISITIONS
Contract Bus services ...........................        0.1%           --%
Greyhound .......................................         --           0.1
Healthcare services .............................         --            --
                                                        ----          ----
    Subtotal ....................................        0.1           0.1
                                                        ----          ----

FOREIGN EXCHANGE RATE CHANGES
Contract Bus services ...........................        0.1          (0.2)
Greyhound .......................................        0.1          (0.2)
Healthcare services .............................         --            --
                                                        ----          ----
    Subtotal ....................................        0.2          (0.4)
                                                        ----          ----

OTHER, PRIMARILY THROUGH PRICE AND VOLUME CHANGES
Contract Bus services ...........................       (0.6)          1.2
Greyhound .......................................       (0.1)         (0.5)
Healthcare services .............................        1.8          (0.4)
                                                        ----          ----
    Subtotal ....................................        1.1           0.3
                                                        ----          ----
Total ...........................................        1.4%           --%
                                                        ====          ====

For each of the periods described below, management's estimates of the components of changes in the revenue of the respective segments are as follows:

                                                    PERCENTAGE INCREASE (DECREASE)
                                                          THREE MONTHS ENDED
                                                             FEBRUARY 28,
                                                   ---------------------------------
                                                    2003 OVER 2002   2002 Over 2001
                                                   ---------------- ----------------
CONTRACT BUS SERVICES
Increase in revenue as a result of acquisitions .        0.3%              --%
Foreign exchange rate changes ...................        0.2             (0.4)
Other, primarily through price and volume changes       (1.5)             2.9
                                                       -----            -----
    Total .......................................       (1.0)%            2.5%
                                                       =====            =====
GREYHOUND
Increase in revenue as a result of acquisitions .         --%             0.2%
Foreign exchange rate changes ...................        0.5             (0.9)
Other, primarily through price and volume changes       (0.4)            (1.9)
                                                       -----            -----
    Total .......................................        0.1%            (2.6)%
                                                       =====            =====
HEALTHCARE SERVICES
Increase in revenue as a result of acquisitions .         --%              --%
Foreign exchange rate changes ...................         --               --
Other, primarily through price and volume changes        5.7             (1.0)
                                                       -----            -----
    Total .......................................        5.7%            (1.0)%
                                                       =====            =====

The decrease in the revenue in the Contract Bus services segment is primarily attributable to lost business at both the public transit business and education services business partially offset by price increases, new business, additional routes, acquisitions and the strengthening of the Canadian dollar against the U.S. dollar. In addition, weather related school cancellations negatively impacted revenue of the education services business by approximately $4.0 million. A portion of this revenue is expected to be recovered in the Company's fourth quarter.

Revenue during the three months ended February 28, 2003 in the Greyhound segment remained consistent with the prior period. Increased passenger revenue on the inter-city routes, primarily as a result of the late placement of the U.S. Thanksgiving holiday this year, and the strengthening of the Canadian dollar against the U.S. dollar offset the discontinuation of the Golden State Transportation ("Golden State") operations, the slow recovery of the travel services market and the impact on travel of severe weather in February 2003. Because of the U.S. Thanksgiving holiday being celebrated later in November 2002, a portion of the Thanksgiving travel occurred during the month of December 2002. Golden State, a 51.4% owned subsidiary, ceased operations effective August 30, 2002 and filed a voluntary petition for bankruptcy on September 30, 2002.

The increase in revenue in the Healthcare services segment is primarily due to an increase in the revenue per transport in the ambulance services business and an increase in the revenue per visit in the emergency management services business. In addition, the emergency management services increased its volume of visits during the quarter because of the existence of new contractual relationships.

For each of the periods described below, revenue and changes in revenue from geographic components are as follows ($ in millions):

                                           REVENUE                               PERCENTAGE INCREASE (DECREASE)
                                 FOR THE THREE MONTHS ENDED                        FOR THE THREE MONTHS ENDED
                                        FEBRUARY 28,                                      FEBRUARY 28,
                  ------------------------------------------------------       ----------------------------------
                             2003                          2002                 2003 OVER 2002     2002 Over 2001
                  ---------------------------  -------------------------       ----------------------------------
United States...   $  1,033.7           92.2%    $  1,020.5        92.3%               1.3%             0.2%
Canada .........         87.0            7.8           85.1         7.7                2.2             (1.6)
                   ----------          -----     ----------       -----
                   $  1,120.7          100.0%    $  1,105.6       100.0%               1.4               --
                   ==========          =====     ==========       =====

INCOME FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES, AND THE COST OF OPERATIONS AND OPERATING PROFIT MARGINS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES

Income from operations before depreciation and amortization expenses and changes by segment are as follows ($ in millions):

                                          INCOME FROM OPERATIONS
                                   BEFORE DEPRECIATION AND AMORTIZATION
                                                 EXPENSES                        PERCENTAGE INCREASE (DECREASE)
                                        FOR THE THREE MONTHS ENDED                 FOR THE THREE MONTHS ENDED
                                               FEBRUARY 28,                               FEBRUARY 28,
                                   -------------------------------------       ----------------------------------
                                           2003                 2002            2003 OVER 2002    2002 Over 2001
                                   -------------------------------------       ----------------------------------
Contract Bus services .........     $81.1      73.9%      $87.1    69.8%          (6.9%)                9.4%
Greyhound .....................       3.9       3.5        13.1    10.5          (70.2)               151.9
Healthcare services ...........      24.8      22.6        24.5    19.7            1.2                (19.9)
                                   ------     -----      ------   -----
                                   $109.8     100.0%     $124.7   100.0%         (11.9)                 8.1
                                   ======     =====      ======   =====

Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability represent the major components of the cost of operations. Operating costs as a percentage of revenue for the three months ended February 28, 2003 were 90.2%, compared with 88.7% in 2002.

The increase in operating costs as a percentage of revenue in the three months ended February 28, 2003 was due principally to increased accident claim costs, fuel costs, and health and welfare benefit costs.

For each of the periods described below, the operating profit margins before depreciation and amortization expenses of the individual segments and consolidated margins are as follows:

Three Months Ended February 28,      2003       2002
-------------------------------     ------     ------
Contract Bus services ........       17.3%      18.4%
Greyhound ....................        1.4        4.7
Healthcare services ..........        6.7        7.0
Consolidated .................        9.8       11.3

For the three months ended February 28, 2003, the operating profit margin before depreciation and amortization expenses in the Contract Bus services segment was 17.3% a decrease from the 18.4% experienced in the three months ended February 28, 2002. Increased accident claims costs in the education services operations and increases in health and welfare benefits and wages throughout the segment more than offset a decrease in maintenance costs experienced during the period. The increase in health and welfare benefits was primarily driven by increased medical costs.

In the three months ended February 28, 2003, the operating profit margin before depreciation and amortization expenses in the Greyhound segment was 1.4% compared to 4.7% for the three months ended February 28, 2002. The decrease in the operating margin is primarily from increased fuel costs, increased driver hiring and training costs, increased advertising expenses and increased accident claims costs. Increased fuel costs, which normally can be passed through to the customer by raising ticket prices, have been absorbed by the segment, because of the continued weakness in the travel industry.

In the three months ended February 28, 2003, the operating profit margin before depreciation and amortization expenses in the Healthcare services segment was 6.7% compared to 7.0% for the three months ended February 28, 2002. The slight decrease in the operating margin is primarily due to an increase in wages, primarily physician wages, increased accident claims costs and an increase in health and welfare benefits. These expense increases were partially offset by an increase in revenue per transport in the ambulance services business and an increase in the revenue per visit in the emergency management services business.


DEPRECIATION EXPENSE

Depreciation expense for the three months ended February 28, 2003 increased slightly to $75.4 million from $74.7 million in the prior period.


AMORTIZATION EXPENSE

Amortization expense for the three months ended February 28, 2003 decreased to $0.3 million from $22.8 million in the prior period. The decrease is a result of goodwill no longer being amortized. Instead, it is tested for impairment at least on an annual basis. This change in policy is due to new accounting rules implemented by the Company on September 1, 2002. See "Cumulative effect of change in accounting principle". The amount of amortization expense relating to goodwill recorded during the three months ended February 28, 2002 totaled $22.6 million.

INTEREST EXPENSE

In the three months ended February 28, 2003, interest expense decreased by 16.7% to $6.5 million from $7.8 million in 2002. The majority of this decrease was due to a reduction in the average borrowings level. No interest expense was incurred on prepetition debt of the Debtors for the three months ended February 28, 2003 and for the three months ended February 28, 2002. The total interest on prepetition debt that was not incurred during the quarter was approximately $69.5 million (February 28, 2002 - $66.8 million).


OTHER FINANCING RELATED EXPENSES

During the three months ended February 28, 2003, the Company incurred $22.9 million (February 28, 2002 - $15.0 million) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totalling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1 of Notes to the Consolidated Financial Statements for the three months ended February 28, 2003. Professional fees and other costs include financing, accounting, legal and consulting services, including provisions for completion fees, incurred by the Company in connection with the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization.

Upon the successful completion of the proposed reorganization, the Company expects to pay completion fees, which have been estimated to be $15 million. The Company accrued for these fees during the three months ended February 28, 2003 as "other financing related expenses".


OTHER INCOME

Other income increased by $8.4 million to $13.0 million in the quarter ended February 28, 2003. The primary reason for the increase is because of the $12.5 million related to the settlement of the bondholder actions as described in Note 7 of Notes to the Consolidated Financial Statements. Partially offsetting the bondholder settlement was lower returns experienced in the Company's investment portfolio.


INCOME TAX EXPENSE

During the three months ended February 28, 2003, the Company incurred an income tax expense totaling $1.5 million (February 28, 2002 - $1.7 million). The amounts represent the Company's estimate of the cash taxes owing for the respective periods.


NET INCOME AND INCOME PER SHARE

Income from operations before other financing related expenses for the quarter ended February 28, 2003 increased to $39.1 million or $0.12 per share compared with $22.3 million or $0.07 per share for the quarter ended February 28, 2002. This increase is due primarily to the factors discussed previously.

Other financing related expenses during the three months ended February 28, 2003 totalling $22.9 million ($0.07 per share)(February 28, 2002 - $15.0 million, or $0.05 per share) were incurred during the quarter as a result of (i) events of default under the Facility, (ii) events of default on the Debentures and (iii) the voluntary petition for reorganization and due to the accrual of completion fees of $15.0 million.

In total, the net income was $16.2 million or $0.05 per share in the quarter compared with income $7.3 million or $0.02 per share for the quarter ended February 28, 2002.

The weighted average number of Common Shares outstanding during the quarter remained unchanged at 325.9 million.


RESULTS OF OPERATIONS

Six Months Ended February 28, 2003 compared with
Six Months Ended February 28, 2002



                                                                           PERCENTAGE OF        PERCENTAGE INCREASE
                                                                              REVENUE               (DECREASE)
                                                                        --------------------    --------------------
Six months ended February 28,                                             2003         2002       2003 OVER 2002
-----------------------------                                           --------     -------    --------------------
Revenue .........................................................        100.0%       100.0%            0.7%
Operating expenses ..............................................         79.4         78.1             2.4
Selling, general and administrative expenses ....................         10.0          9.8             2.8
Depreciation expense ............................................          6.7          6.5             2.0
Amortization expense ............................................           --          2.0           (98.9)
                                                                         -----        -----
Income from operating segments ..................................          3.9          3.6            11.1
Interest expense ................................................         (0.6)        (0.7)          (12.8)
Other financing related expenses ................................         (1.4)        (1.3)            5.4
Other income ....................................................          0.7          0.3           104.2
                                                                         -----        -----
Income from operations before income taxes ......................          2.6          1.9            38.4
Income tax expense ..............................................         (0.1)        (0.1)           (6.2)
                                                                         -----        -----
Income before cumulative effect of change in accounting principle          2.5          1.8            41.9
Cumulative effect of change in accounting principle .............        (96.6)          --             NM
                                                                         -----        -----
Net income (loss) ...............................................        (94.1)         1.8             NM
                                                                         =====        =====

Revenue

The sources of revenue and changes by business segment are as follows ($ in millions):

                                              REVENUE                            PERCENTAGE INCREASE (DECREASE)
                                      FOR THE SIX MONTHS ENDED                     FOR THE SIX MONTHS ENDED
                                            FEBRUARY 28,                                  FEBRUARY 28,
                           ------------------------------------------------    ---------------------------------
                                    2003                       2002            2003 OVER 2002    2002 Over 2001
                           ----------------------   -----------------------    --------------    ---------------
Contract Bus services...   $    996.2      43.6%    $  1,001.3        44.2%         (0.5%)              1.5%
Greyhound ..............        556.1      24.4          565.7        24.9          (1.7)              (3.0)
Healthcare services ....        730.6      32.0          700.4        30.9           4.3               (0.5)
                           ----------     -----     ----------       -----
                           $  2,282.9     100.0%    $  2,267.4       100.0%          0.7               (0.3)
                           ==========     =====     ==========       =====

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                    PERCENTAGE INCREASE (DECREASE)
                                                           SIX MONTHS ENDED
                                                             FEBRUARY 28,
                                                    ------------------------------
                                                      2003 OVER        2002 Over
                                                        2002              2001
                                                      ---------        ---------
INCREASE IN REVENUE AS A RESULT OF ACQUISITIONS
Contract Bus services ...........................        0.1%              --%
Greyhound .......................................         --              0.1
Healthcare services .............................         --               --
                                                        ----             ----
    Subtotal ....................................        0.1              0.1
                                                        ----             ----
FOREIGN EXCHANGE RATE CHANGES
Contract Bus services ...........................        0.1             (0.2)
Greyhound .......................................        0.1             (0.2)
Healthcare services .............................         --               --
                                                        ----             ----
    Subtotal ....................................        0.2             (0.4)
                                                        ----             ----
OTHER, PRIMARILY THROUGH PRICE AND VOLUME CHANGES
Contract Bus services ...........................       (0.4)             0.8
Greyhound .......................................       (0.5)            (0.6)
Healthcare services .............................        1.3             (0.2)
                                                        ----             ----
    Subtotal ....................................        0.4               --
                                                        ----             ----
Total ...........................................        0.7%            (0.3)%
                                                        ====             ====

For each of the periods described below, management's estimates of the components of changes in the revenue of the respective segments are as follows:

                                                    PERCENTAGE INCREASE (DECREASE)
                                                           SIX MONTHS ENDED
                                                             FEBRUARY 28,
                                                    ------------------------------
                                                      2003 OVER        2002 Over
                                                        2002              2001
                                                      ---------        ---------
CONTRACT BUS SERVICES
Increase in revenue as a result of acquisitions ...      0.3%              --%
Foreign exchange rate changes .....................      0.1             (0.4)
Other, primarily through price and volume changes..     (0.9)             1.9
                                                        ----             ----
    Total .........................................     (0.5)%            1.5%
                                                        ====             ====
GREYHOUND
Increase in revenue as a result of acquisitions ...       --%             0.2%
Foreign exchange rate changes .....................      0.3             (0.8)
Other, primarily through price and volume changes..     (2.0)            (2.4)
                                                        ----             ----
    Total .........................................     (1.7)%           (3.0)%
                                                        ====             ====
HEALTHCARE SERVICES
Increase in revenue as a result of acquisitions ...       --%              --%
Foreign exchange rate changes .....................       --               --
Other, primarily through price and volume changes..      4.3             (0.5)
                                                        ----             ----
    Total .........................................      4.3%            (0.5)%
                                                        ====             ====

The decrease in the revenue in the Contract Bus services segment is primarily attributable to lost business at both the public transit business and education services business partially offset by price increases, new business, additional routes, acquisitions and the strengthening of the Canadian dollar against the U.S. dollar. In addition, weather related school cancellations negatively impacted revenue of the education services business. A portion of this revenue is expected to be recovered in the Company's fourth quarter.

The decrease in revenue in the Greyhound segment is primarily attributable to the discontinuation of the Golden State operations and the slower than expected recovery of the travel services market. These revenue decreases were partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

The increase in revenue in the Healthcare services segment is primarily due to an increase in the revenue per transport in the ambulance services business and an increase in the revenue per visit in the emergency management services business. In addition, the emergency management services increased its volume of visits during the period because of the existence of new contractual relationships.

For each of the periods described below, revenue and changes in revenue from geographic components are as follows ($ in millions):

                                        REVENUE                              PERCENTAGE INCREASE (DECREASE)
                                FOR THE SIX MONTHS ENDED                        FOR THE SIX MONTHS ENDED
                                     FEBRUARY 28,                                     FEBRUARY 28,
                   -------------------------------------------------        ---------------------------------
                             2003                      2002                 2003 OVER 2002    2002 Over 2001
                   ---------------------    ------------------------        --------------    ---------------
United States..    $  2,105.8      92.2%    $  2,093.3        92.3%                0.6%           (0.1)%
Canada ........         177.1       7.8          174.1         7.7                 1.7            (2.0)
                   ----------     -----     ----------       -----
                   $  2,282.9     100.0%    $  2,267.4       100.0%                0.7            (0.3)
                   ==========     =====     ==========       =====


INCOME FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES, AND THE COST OF OPERATIONS AND OPERATING PROFIT MARGINS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES

Income from operations before depreciation and amortization expenses and changes by segment are as follows ($ in millions):

                                    INCOME FROM OPERATIONS
                             BEFORE DEPRECIATION AND AMORTIZATION
                                         EXPENSES                         PERCENTAGE INCREASE (DECREASE)
                                  FOR THE SIX MONTHS ENDED                   FOR THE SIX MONTHS ENDED
                                        FEBRUARY 28,                              FEBRUARY 28,
                           ----------------------------------------     ---------------------------------
                                   2003                  2002            2003 OVER 2002   2002 Over 2001
                           ----------------------------------------     ---------------------------------
Contract Bus services..    $  187.6     77.5%    $  207.1     75.3%         (9.4)%             2.7%
Greyhound .............         2.4      1.0         18.3      6.7         (86.9)            (30.9)
Healthcare services ...        51.9     21.5         49.5     18.0           4.8             (24.0)
                           --------    -----     --------    -----
                           $  241.9    100.0%    $  274.9    100.0%        (12.0)             (6.2)
                           ========    =====     ========    =====

Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability represent the major components of the cost of operations. Operating costs as a percentage of revenue for the six months ended February 28, 2003 were 89.4%, compared with 87.9% in 2002.

The increase in operating costs as a percentage of revenue in the six months ended February 28, 2003 was primarily due to an increase in the provision for accident claims costs. The majority of the increase is due to increased provisions for prior years' claims. Actuarial projections of future medical costs, the ultimate settlement amounts and court awards, continue to increase. The Company has continued with its policy of providing for such costs at the higher end of the actuarial range.

For each of the periods described below, the operating profit margins before depreciation and amortization expenses of the individual segments and consolidated margins are as follows:

Six Months Ended February 28,        2003       2002
-----------------------------       ------     ------
Contract Bus services ......         18.8%      20.7%
Greyhound ..................          0.4        3.2
Healthcare services ........          7.1        7.1
Consolidated ...............         10.6       12.1


For the six months ended February 28, 2003, the operating profit margin before depreciation and amortization expenses in the Contract Bus services segment was 18.8% a decrease from the 20.7% experienced in the six months ended February 28, 2002. This decrease was the result of increased accident claims costs in the education services operations and increases in health and welfare benefits and wages throughout the segment. The increase in health and welfare benefits was primarily driven by increased medical costs.

In the six months ended February 28, 2003, the operating profit margin before depreciation and amortization expenses in the Greyhound segment was 0.4% compared to 3.2% for the six months ended February 28, 2002. The decrease in the operating margin is primarily from increased accident claims costs, increased fuel costs, increased health and welfare benefits, increased pension expense and increased driver hiring and training costs. Increased fuel costs, which normally can be passed through to the customer by raising ticket prices, have been absorbed by the segment, because of the continued weakness in the travel industry. As with the Contract Bus services segment, the increase in health and welfare benefits was primarily driven by increased medical costs. The increase in pension expense is due to lower investment returns on the pension assets and a lower discount rate used to determine the pension liability. Driver hiring costs were higher than the prior period as the segment significantly curtailed spending in this area in the prior period following September 11th.

In the six months ended February 28, 2003, the operating profit margin before depreciation and amortization expenses in the Healthcare services segment remained unchanged at 7.1%. An increase in revenue in revenue per transport in the ambulance services business and an increase in the revenue per visit in the emergency management services business offset the increases in wages, primarily physician wages, accident claims costs and health and welfare benefits.


DEPRECIATION EXPENSE

Depreciation expense for the six months ended February 28, 2003 increased slightly to $151.6 million from $148.6 million in the prior period.


AMORTIZATION EXPENSE

Amortization expense for the six months ended February 28, 2003 decreased to $0.5 million from $45.5 million in the prior period. The decrease is a result of goodwill no longer being amortized. Instead, it is tested for impairment at least on an annual basis. This change in policy is due to new accounting rules implemented by the Company effective September 1, 2002. See "Cumulative effect of change in accounting principle". The amount of amortization expense relating to goodwill recorded during the six months ended February 28, 2002 totaled $45.1 million.

INTEREST EXPENSE

In the six months ended February 28, 2003, interest expense decreased by 12.8% to $13.0 million from $14.9 million in 2002. The majority of this decrease was due to a reduction in the average borrowings level. No interest expense was incurred on prepetition debt of the Debtors for the six months ended February 28, 2003 and for the six months ended February 28, 2002. The total interest on prepetition debt that was not incurred during the period was approximately $140.9 million (February 28, 2002 - $136.8 million).


OTHER FINANCING RELATED EXPENSES

During the six months ended February 28, 2003, the Company incurred $31.1 million (February 28, 2002 - $29.5 million) in professional fees and other costs as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totalling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1 of Notes to the Consolidated Financial Statements for the six months ended February 28, 2003. Professional fees and other costs include financing, accounting, legal and consulting services including provisions for completion fees, incurred by the Company in connection with the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization.

Upon the successful completion of the proposed reorganization, the Company expects to pay completion fees, which have been estimated to be $15 million. The Company accrued for these fees during the three months ended February 28, 2003 as "other financing related expenses".


OTHER INCOME

Other income increased by $7.4 million to $14.5 million in the six months ended February 28, 2003. The primary reason for the increase is because of the $12.5 million related to the settlement of the bondholder actions as described in Note 7 of Notes to the Consolidated Financial Statements. Partially offsetting the bondholder settlement was lower returns experienced in the Company's investment portfolio.


CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Effective September 1, 2002, the Company adopted SFAS 142 and, as a result, the Company ceased to amortize goodwill. In lieu of amortization, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. To determine estimated fair value of the reporting units the Company utilized independent valuations of the underlying businesses. This methodology differs from the Company's previous accounting policy, which used undiscounted cash flows to determine possible impairment.

On adoption, the Company completed the impairment assessment as required by SFAS 142 and determined that the carrying value of certain of its operations exceeded their fair value. As a result, the Company recorded a non-cash charge of $2,205.4 million as a cumulative effect of change in accounting principle.

INCOME TAX EXPENSE

During the six months ended February 28, 2003, the Company incurred an income tax expense totaling $3.0 million (February 28, 2002 - $3.2 million). The amounts represent the Company's estimate of the cash taxes owing for the respective periods.


NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE

Income from operations before other financing related expenses and the cumulative effect of change in accounting principle for the six months ended February 28, 2003 increased to $88.3 million, or $0.27 per share, compared with $69.8 million, or $0.21 per share, for the six months ended February 28, 2002. This increase is due primarily to the factors discussed previously.

Other financing related expenses during the six months ended February 28, 2003 totalling $31.1 million ($0.09 per share)(February 28, 2002 - $29.5 million, or $0.09 per share) were incurred during the period as a result of (i) events of default under the Facility, (ii) events of default on the Debentures and (iii) the voluntary petition for reorganization and due to the accrual of completion fees of $15.0 million.

On September 1, 2002, $2,205.4 million or $6.77 per share was recorded as a cumulative effect of accounting principle. The charge relates to the adoption of a new policy for determining impairments in goodwill and other intangible assets.

In total, the net income (loss) was a loss of $2,148.2 million or $6.59 per share in the six months ended February 28, 2003 compared with income of $40.3 million or $0.12 per share for the six months ended February 28, 2002.

The weighted average number of Common Shares outstanding during the quarter remained unchanged at 325.9 million.


FINANCIAL CONDITION

As of February 28, 2003 and August 31, 2002, the Company's capital consisted of ($ in millions):

                                             FEBRUARY 28, 2003                    August 31, 2002                 Change
                                      ---------------------------------    -------------------------------    ---------------
Long-term debt (including the
   current portion) ................       $237.1            6.7%               $224.7             4.0%         $      12.4
Other long-term liabilities ........        677.7           19.1                 442.1             7.9                235.6
Liabilities subject to compromise...      3,977.1          112.3               3,977.1            71.0                   --
Shareholders' equity (deficiency)...     (1,350.5)         (38.1)                954.1            17.1             (2,304.6)
                                         --------          -----              --------           -----          -----------
                                         $3,541.4          100.0%             $5,598.0           100.0%         $  (2,056.6)
                                         ========          =====              ========           =====          ===========

Voluntary petitions for reorganization

On June 28, 2001, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors include the Company and five of its direct and indirect subsidiaries: Laidlaw USA, LIL, LIFC, Laidlaw One, and LTI. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the CCAA in the Canadian Court. None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. On February 27, 2003, the Bankruptcy Court entered an order confirming the Company's plan of reorganization. On February 28, 2003, the Canadian Court issued an order recognizing the Bankruptcy Court's confirmation order and implementing it in Canada with respect to The Company's Canadian insolvency proceeding. The plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

The $12.4 million increase in long-term debt is primarily a result of borrowings under the Greyhound Lines, Inc. ("Greyhound") facility to satisfy cash funding requirements.

The $235.6 million increase in other long-term liabilities is primarily due to the increase in the pension liability and the increase in claims liabilities as a result of increased accident claims costs being experienced.

Shareholders' equity decreased by $2,304.6 million as a result of the comprehensive loss during the period.


LIQUIDITY

Cash provided by operating activities decreased by $46.2 million to $64.1 million, in the six months ended February 28, 2003. In the six months ended February 28, 2002, cash provided by continuing operating activities totalled $110.3 million.

Since August 31, 2002, working capital, excluding the current portion of long-term debt, has increased by $156.0 million to $658.8 million at February 28, 2003. This increase is primarily a result of working capital associated with the start-up of the new school year.

Approximately $138.4 million of the cash and equivalents and short-term deposits and marketable securities are assets of the Company's wholly owned insurance subsidiaries and are used to support the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they would have to be replaced by other suitable financial assurances.

Potential Pension Plan Funding Requirements

Greyhound and certain of its subsidiaries sponsor the following U.S. deferred Pension Plans (the "Greyhound U.S. Plans"):

     o Greyhound Lines, Inc. Salaried Employees Defined Benefit Plan ("Greyhound Salaried Plan");
     o Greyhound Lines, Inc. Amalgamated Transit Union Local 1700 Council Retirement & Disability Plan ("ATU Plan");
     o   Texas, New Mexico and Oklahoma Coaches, Inc. Employees Retirement Plan;
     o Vermont Transit Co. Inc. Employees Defined Benefit Pension Plan ("Vermont Transit Plan");
     o   Carolina Coach Company Pension Plan;
     o Carolina Coach Company International Association of Machinist Pension Plan; and
     o   Carolina Coach Company Amalgamated Transit Union Pension Plan.

The ATU Plan covers approximately 14,000 current and former employees hired before November 1, 1983 by Greyhound, fewer than 1,000 of whom are active employees. The ATU Plan provides retirement benefits to the covered employees based upon a percentage of average final earnings, reduced pro rata for service of less than 15 years. Under the terms of the collective bargaining agreement, participants in this plan accrue benefits as long as no contributions are due from the Company. During fiscal 2002, the ATU Plan actuary advised the Company and the union that the decline in the financial markets had made it likely that contributions to the ATU Plan would be required for the plan in calendar 2002. The Company and union met and agreed to freeze service and wage accruals effective March 15, 2002. The Greyhound Salaried Plan covered salaried employees of Greyhound through May 7, 1990, when the plan was curtailed. The Vermont Transit Plan covered substantially all employees at Vermont Transit Company through June 30, 2000, when the plan was curtailed. The other Greyhound U.S. Plans cover salaried and hourly personnel of other Greyhound subsidiaries. Except as described below, it is the Company's policy to fund the minimum required contribution under existing laws.

As of December 31, 2002, the Greyhound U.S. Plans had a combined projected benefit obligation ("PBO"), discounted at 6.5%, of $768.0 million. The ATU Plan represents approximately 90% of the PBO. Over the last two calendar years, the PBO has increased $69.5 million as interest accretion on the obligation and the effect of a decrease in the discount rate of 1.3% have more that offset reductions due to benefit payments. In addition, plan assets have declined $216.1 million over the last two calendar years due to benefit payments and losses on plan assets. As a result, although plan assets exceeded the PBO by $41.6 million at December 31, 2000, the PBO now exceeds plan assets resulting in the plans being underfunded by $244.0 million at December 31, 2002.

Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed to the economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will issue shares of its post-reorganization common stock equal in value to $50 million to a trust (the "Pension Plan Trust"). Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004.

The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. The trustee of the Pension Plan Trust will sell the common stock as soon as practicable, but in no event later than the end of calendar 2004. All proceeds from sales of this stock will be contributed directly to the Greyhound U.S. Plans. If the proceeds

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from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004.

These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's U.S. operating subsidiaries (other than Greyhound and its subsidiaries).

Based upon current regulations and plan asset values at December 31, 2002, and assuming annual investment returns exceed 3% and that the contributions required under the PBGC Agreement are made consistent with the terms of the PBGC Agreement, the Company does not anticipate any significant additional minimum funding requirements for the ATU Plan over the next several years. However, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations may result in changes in prescribed actuarial mortality tables or discount rates, or that there will be market driven changes in the discount rates, which would result in the Company being required to make significant additional minimum funding contributions in the future.


Debtor-in-possession facility

To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing from General Electric Capital (the "DIP Facility"). The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United States and Canada (other than Greyhound and its subsidiaries and joint ventures)(collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The total borrowing available to LIFC, Laidlaw Transportation Management, Inc., LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") is $180.0 million (the "U.S. DIP Facility"), including a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") is $20.0 million (the "Canadian DIP Facility"), including a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

The amount of credit available to the Borrowers under the DIP Facility is based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.


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Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.5%. The Borrowers pay letter of credit fees to each administrative agent under each facility equal to 2.0% per annum of the face amount of the letters of credit. Other fees consist of (1) an unused facility fee equal to 0.5% per annum on the average unused daily balance of each facility and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntary termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003. Finally, the Borrowers and the Guarantors also paid a $2.0 million fee to the agents during fiscal 2001.

To secure the Borrowers' obligations under each facility, the Borrowers granted a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

As of February 28, 2003 the Company had no borrowings under the DIP Facility, but issued letters of credit of $37.1 million and had $162.9 million of availability.

The Company was in default as of February 28, 2003 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the period ended February 28, 2003. In addition, several operating entities did not meet the capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended February 28, 2003. The Company is in the process obtaining a waiver under the DIP facility with respect to these defaults and expects to obtain future waivers. There is no assurance such waivers will be obtained.


The Greyhound Facility

In October 2000, Greyhound entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the "Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. Borrowings initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.5% per annum or LIBOR plus 2.0% as selected by Greyhound. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon Greyhound Parties' ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Letters of credit fees are based on the applicable LIBOR margin. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants calculated on each calendar quarter. As of December 31, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

Based on Greyhound's most recent financial forecast, management is unable to determine with reasonable assurance whether Greyhound will remain in compliance with these covenants in the future. As compliance with the covenants will not be known until the end of Greyhound's next fiscal quarter when actual results are available, Greyhound has initiated discussions with the agent bank for the Greyhound Facility in an effort to obtain modifications to the agreement that would provide reasonable assurance that it will remain in compliance with the covenants. Although Greyhound has been successful in obtaining necessary amendments to the


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Greyhound Facility in the past, there can be no assurance that Greyhound will obtain additional modifications or that the cost of the modifications or other changes in the terms of the Greyhound Facility would not have a material effect on Greyhound. In the event that additional modifications suitable to the parties are not obtained, and further assuming Greyhound fails to remain in compliance with the existing covenants, Greyhound may be required to seek a replacement for the Greyhound Facility from other finance sources. However, should alternate sources of financing not be available, then Greyhound may not be able to satisfy its obligations as they become due and may not be able to continue as a going concern. As a result, Greyhound may not be able to realize its assets and settle its liabilities in the normal course of operations.

As of February 28, 2003, the Company had outstanding borrowings under the Greyhound Facility of $22.7 million, issued letters of credit of $46.3 million and had availability of $56.0 million.


CAPITAL EXPENDITURES AND CAPITAL RESOURCES

Net expenditures for the purchase of capital assets for normal replacement requirements and increases in services, increased to $123.9 million for the six months ended February 28, 2003 (including $19.4 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases) from $120.4 million for the six months ended February 28, 2002 (including $42.3 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases). This increase is primarily a result of the Company curtailing capital spending in the prior period due to the Company's financial position at that time.

Expenditures on the acquisitions of businesses (including long-term debt assumed) were $3.3 million for the six months ended February 28, 2003 (February 28, 2002 - $ 0.6 million).


CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are the Company's most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.


Claims liability and professional liability reserves

The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and the discount rate. The amount of these reserves could differ from the Company's ultimate liability related to these claims due to changes in the Company's accident reporting, claims payment and settlement practices or claims reserve

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practices, as well as differences between assumed and future cost increases and discount rates.

Revenue recognition in the Healthcare services segment

Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable, based upon recent experience, under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals or directly from patients. The Company derives approximately 39% of its collections in the healthcare services segment from Medicare and Medicaid, 7% from contracted hospitals, 44% from private insurers, including prepaid health plans and other sources, and 10% directly from patients.

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that they are not reimbursable under plan coverage, they were for services provided that were not medically necessary, or insufficient supporting information was provided.

As a result, there is a reasonable possibility that recorded estimates could change materially and that retroactive adjustments may change the amounts realized from third-party payors. Such adjustments are recorded in future periods as adjustments become known.


Pension

The determination of the Company's obligation and expense for pension benefits is dependent on the selection of certain assumptions and factors. These include assumptions about the discount rate, the expected return on plan assets and the rate of future compensation increase as determined by management. In addition, the Company's actuarial consultants also use factors to estimate such items as retirement age and mortality tables. The assumptions and factors used by the Company may differ materially from actual results due to changing market conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company. During fiscal 2002 and the first six months of this fiscal period, the Company has experienced a reduction in interest rates and a deterioration in plan returns. If this trend continues, the Company may have to fund amounts to the pension plans in future years in addition to the funding discussed above under "Liquidity - Potential Pension Plan Funding Requirements", whereby the Company has agreed with the PBGC to the economic terms relating to claims asserted by the PBCG against the Debtors regarding the funding levels of the Greyhound U.S. Plans. Under the PBGC Agreement, the Company has committed to make substantial cash contributions to the Greyhound U.S. Plans, in addition to contributions required under applicable law.


Contingencies

As discussed in Notes 7 and 14 of the Notes to the Consolidated Financial Statements, management is unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain litigation matters disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these proceedings will have a material adverse affect on the Company's consolidated financial position. It is possible, however, that results of operations could be


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materially affected by changes in management's assumptions relating to these proceedings or the actual final resolution of these proceedings.

RISK FACTORS IN THE COMPANY

The Company is exposed to a variety of financial, operating and market risks. Some of these risks are within the Company's control; others are not. For controllable risks, the Company applies specific risk management strategies to reduce the likelihood of loss. The following are the risk factors in the Company not already disclosed elsewhere in this report.


Accident claims costs

As discussed above under the "Critical accounting policies", the Company experiences significant costs surrounding accident and professional liability claims and uses estimates and assumptions when providing for the ultimate costs of these incidents. The ultimate costs could materially affect the Company's financial condition and results of operations.

The Company has in place procedures to manage the risk. The first is a comprehensive safety program throughout the Company, which has as its goal to reduce the number of accidents as far as practically possible. Although recent accident claims cost increases experienced because of increased medical costs, ultimate settlement amounts and court awards, and increased severity of accidents experienced, the accident frequency as a percentage of revenue has actually declined over the last number of years. Once an accident has occurred, the Company has procedures and settlement practices in place to minimize the ultimate cost to the Company.


Healthcare revenue

In August 1997, the U.S. Federal Government passed the Balanced Budget Act of 1997 (the "Act"), which provides for certain changes to the Medicare reimbursement system. These changes include, among other things, the requirement for the development and implementation of a prospective fee schedule for reimbursement of ambulance services. Prior to these changes, ambulance services were reimbursed from Medicare on a reasonable charge basis.

The Act mandates that this fee schedule be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

The Act also required that beginning January 1, 2001, ambulance service providers accept assignment whereby the Company receives payment directly from Medicare and accepts such amount along with the co-pay and deductible paid by the patient as payment in full. Further, the Act stipulates that third-parties may elect to no longer provide payments for cost sharing for co-insurance, or co-payments, for dual qualified (Medicare and Medicaid) beneficiaries.


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In January 1999, the Center for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rulemaking committee to create the new fee schedule for Medicare reimbursement of ambulance services. That committee convened in February 1999. The fee schedule and the mandatory acceptance of assignment was implemented on April 1, 2002. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented.

The Company has implemented a plan that it believes will mitigate the potential adverse impact from these changes. The plan includes renegotiation of "9-1-1" contracts, adjusting rates and seeking alternative relief from the federal and local governments.

As a result, estimating the revenue from healthcare services is subject to significant uncertainties and subsequent adjustments to the recorded revenue could be material.


Potential loss of customers

The Debtors' commencement of the chapter 11 case could adversely affect the Company's relationships with its customers and has already with certain customers. Because of the concern regarding the Company's ability to perform its obligations under its contracts, the Company's existing customers may terminate such contracts. Further, several of the Company's subsidiaries are parties to agreements that permit the customer to cancel its agreement with the subsidiary upon the filing for bankruptcy by the subsidiary's parent company. Consequently, certain contracts of the Company's subsidiaries may be terminated because the Company is a party to the chapter 11 case. Moreover, in the local county ambulatory services business, the local county may terminate the contract upon such bankruptcy filing of any affiliates and fulfill the Company's obligations itself through the use of the Company's equipment. In addition, initiation of new customer relationships may be hampered by the chapter 11 case.


Performance bonds

The Company's school busing business is highly dependent on the Company's ability to obtain performance bond coverages sufficient to meet bid requirements imposed by potential customers. The Company's ability to obtain adequate bonding coverages has been adversely affected by the Company's poor financial position and lack of liquidity. Furthermore, many school boards are requiring higher dollar-value performance bonds from their service providers. There can be no assurance that, going forward, the Company will obtain access to adequate bonding capacity. If adequate bonding capacity is not available or if the terms of such bonding are too onerous, there would be a material adverse effect on the Company.


Increasing competitive and external pressures

Contract Bus services - The segment competes with several large companies and a substantial number of smaller locally owned operations in the contract bus services business segment. Moreover, most school districts operate their own school bus systems. In acquiring new school bus contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

Greyhound - The inter-city transportation industry is highly competitive. Greyhound's primary sources of competition for passengers are automobile travel, low cost air travel from both


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regional and national airlines, and, in certain markets, regional bus companies and trains. Airlines have increased their penetration in intermediate-haul markets (450 to 1,000 miles), which has resulted in the bus industry, in general, reducing prices in these markets in order to compete. Additionally, airline discount programs have attracted certain long-haul passengers away from Greyhound. However, these lower airline fares usually contain restrictions and require advance purchase. Typically, Greyhound's customers decide to travel only a short time before their trip and purchase their tickets on the day of travel. Greyhound's everyday low pricing strategy results in "walk-up" fares substantially below comparable airline fares. In instances where Greyhound's fares exceed an airline discount fare, Greyhound believes the airline fares typically are more restrictive and less readily available than travel provided by Greyhound. However, Greyhound has also instituted numerous advance purchase programs, in order to attract the price sensitive customer. Price, destination choices and convenient schedules are the ways in which Greyhound meets this competitive challenge.

The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

Healthcare services - Through its ambulance business unit, the Company competes with several large companies and a substantial number of smaller locally owned operators in the healthcare transportation services industry. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

Emergency management services is also subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care and the reputation of the Company's emergency department business unit among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

There can be no assurance that the Company will be able to compete successfully against these sources of competition or other competitive or external factors.


Retention of key personnel

The Company's success depends upon its ability to recruit and retain key personnel. The Company could experience difficulty in retaining its current key personnel or in attracting and retaining necessary additional key personnel. Low unemployment in certain market areas can make the recruiting, training, and retention of full-time and part-time personnel more difficult and costly, including the cost of overtime wages. The Company's internal growth will further increase the demand on its resources and require the addition of new personnel. The Company has entered into employment agreements with certain of its executive officers and certain other key personnel. However, failure to retain or replace key personnel may have an adverse effect on the Company's business.


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Fuel price fluctuations

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Given the ticket based revenue stream of the Greyhound segment, fuel price increases at the U.S. operations of the Greyhound segment, limited by what the market can bear, can be passed on to the passenger through increased fares. The majority of the Canadian operations of the Greyhound segment operates in a regulated market and ticket price increases must be first approved by government agencies. The other operations, that have fuel requirements, operate with a contractual based revenue stream. Fuel price increases take a longer time to be passed on to the customer, in most cases upon renewal of the contract.


FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this report, including statements regarding the status of financing arrangements, the status and outcomes of restructuring discussions and proceedings, future operating results and market opportunities, possible asset dispositions and other statements, that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to; the negotiating positions of various constituencies and the results of negotiations regarding restructuring plans; the Company's ability to continue as a going concern; Greyhound's ability to continue as a going concern; market factors, including competitive pressures and changes in pricing policies; changes in interpretations of existing legislation or the adoption of new legislation; loss of major customers; the ability to continue to satisfy bonding requirements for existing or new customers; volatility in energy costs; the costs and risks associated with litigation; costs related to accident and other claims; potential pension plan funding requirements; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.


LEGAL PROCEEDINGS

See Notes 7 and 14 of Notes to the Consolidated Financial Statements for the six months ended February 28, 2003.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                              Laidlaw Inc.



                              By:      /s/ Ivan R. Cairns
                                   --------------------------------------------
                              Name:  Ivan R. Cairns
                              Title:  Senior Vice President and General Counsel


Date:  May 13, 2003